As filed with the Securities and Exchange Commission on December 30, 1999


                                                     Registration No. 333-89675
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               -----------------
                                    FORM S-4


                              AMENDMENT NUMBER 3
                                      TO
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933


                        MICRO COMPONENT TECHNOLOGY, INC.
            (Exact name of registrant as specified in its charter)


          MINNESOTA                            3825                41-0985960
(State or other jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

    2340 WEST COUNTY ROAD C, ST. PAUL, MINNESOTA 55113-2528, (651) 697-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                           ROGER E. GOWER, PRESIDENT
                        MICRO COMPONENT TECHNOLOGY, INC.
    2340 WEST COUNTY ROAD C, ST. PAUL, MINNESOTA 55113-2528, (651) 697-4111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

  IT IS RESPECTFULLY REQUESTED THAT THE COMMISSION SEND COPIES OF ALL NOTICES,
                         ORDERS AND COMMUNICATIONS TO:

    James C. Diracles, Esq.                      Robert V. Jahrling, III, Esq.
      Best & Flanagan LLP                           Choate, Hall & Stewart
      4000 U.S. Bank Place                              Exchange Place
    601 Second Avenue South                            53 State Street
  Minneapolis, Minnesota 55402                   Boston, Massachusetts 02109
   Telephone: (612) 339-7121                      Telephone: (617) 248-5000

       Approximate date of commencement of proposed sale to the public:
AS PROMPTLY AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.



     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

============================= ============== ================= ======================= =================
                                                  PROPOSED             PROPOSED
                                                  MAXIMUM              MAXIMUM
    TITLE OF EACH CLASS OF     AMOUNT TO BE    OFFERING PRICE         AGGREGATE            AMOUNT OF
 SECURITIES TO BE REGISTERED    REGISTERED    PER UNIT (1)(2)   OFFERING PRICE (1)(2)   REGISTRATION FEE
----------------------------- -------------- ----------------- ----------------------- -----------------
Common Stock ................   4,572,230         $ 2.833            $12,953,658          $ 3,601.12
============================= ============== ================= ======================= =================

1. Based on the maximum number of shares of common stock of Aseco Corporation that may be outstanding immediately before the merger described in this registration statement (4,505,620 shares), assuming conversion of outstanding options and warrants exercisable before December 31, 1999, the assumed effective time.
2. Pursuant to Rules 457(f)(1) and (c), the registration fee has been calculated based on a price of $2.875 per share of Aseco common stock (the average of the high and low price per share of Aseco common stock as reported in the Nasdaq National Market on October 20, 1999), and the maximum number of shares of Aseco common stock that may be outstanding on December 31, 1999, the assumed effective date of the merger.

                               -----------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH A DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------

                            [MCT LOGO] [ASECO LOGO]


                        JOINT PROXY STATEMENT/PROSPECTUS
                PROPOSED MERGER -- YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of Micro Component Technology, Inc. and Aseco Corporation have approved a merger agreement that would result in Aseco becoming a wholly owned subsidiary of MCT. If the merger is completed, Aseco stockholders will receive, for each Aseco share, MCT common stock, as described in this document. MCT shareholders will continue to own their existing shares after the merger.

     Here is what we are asking you to approve:

MCT Shareholders:

     1.   To elect a board of six directors.

     2. To consider and vote on a proposal to approve and adopt the merger agreement.

     3. To approve an amendment to the Incentive Stock Option Plan to increase the number of shares reserved for issuance under the Plan from 1,250,000 shares to 1,500,000 shares, or, if the merger is approved, to increase the number to 2,300,000 shares.

     4. To transact other business as may properly come before the meeting or any adjournments.

Aseco Stockholders:

     1.   To consider and vote on a proposal to adopt the merger agreement.

     WE URGE YOU TO CONSIDER THE RISK FACTORS BEGINNING ON PAGE 14 THAT DESCRIBE RISKS RELATED TO THE PROPOSED MERGER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE MCT COMMON STOCK TO BE ISSUED IN CONNECTION WITH THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     References to Additional Information

     This document incorporates important business and financial information about our companies from documents we have filed with the SEC but have not included in or delivered with this document. If you write or call us, we will send you these documents without charge.

     Please request documents from MCT by January 7, 2000 and from Aseco by January 7, 2000. If you request any incorporated documents, we will mail the documents you request by first class mail, or another equally prompt means, by the next business day after we receive your request.

     See "Where You Can Find More Information" on page 86.



                                December 30, 1999

                                   [MCT LOGO]


                       MICRO COMPONENT TECHNOLOGY, INC.
                            2340 WEST COUNTY ROAD C
                           ST. PAUL, MINNESOTA 55113

                               -----------------

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                               -----------------

To the Stockholders of MICRO COMPONENT TECHNOLOGY, INC.:


     The annual meeting of the stockholders of Micro Component Technology, Inc. will be held at the Marquette Hotel, Minnesota River Room, 710 Marquette Avenue, Minneapolis, Minnesota, on January 31, 2000, at 9:00 a.m., for the purpose of considering and voting upon the following matters:


     1.   To elect a board of six directors.

     2. To consider and vote on a proposal to approve and adopt the merger agreement between Aseco Corporation and MCT. Under the terms of the merger, Aseco will become a subsidiary of MCT.

     3. To approve an amendment to the Incentive Stock Option Plan to increase the number of shares reserved for issuance under the Plan from 1,250,000 shares to 1,500,000 shares, or, if the merger is approved, to increase the number to 2,300,000 shares.

     4. To transact other business as may properly come before the meeting or any adjournment or adjournments thereof.


     The directors have fixed the close of business on December 21, 1999 as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.


                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        /s/ Roger E. Gower
                                        Roger E. Gower
                                        President and CEO



St. Paul, Minnesota
December 30, 1999




          PLEASE SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT PROMPTLY. YOU MAY NEVERTHELESS VOTE IN PERSON IF YOU DO ATTEND THE MEETING.

                                  [ASECO LOGO]


                               ASECO CORPORATION
                           500 DONALD LYNCH BOULEVARD
                              MARLBORO, MA 01752
                               -----------------
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        TO BE HELD ON JANUARY 31, 2000


To the Stockholders of ASECO CORPORATION:


     A special meeting of stockholders of Aseco Corporation will be held on January 31, 2000 at 10:00 a.m. local time, at the offices of Choate, Hall & Stewart, Exchange Place, 53 State Street, 36th Floor, Boston, Massachusetts, for the following purposes:


     1. To consider and vote on a proposal to adopt the merger agreement between Aseco and Micro Component Technology, Inc. Under the terms of the merger, Aseco will become a wholly owned subsidiary of MCT.

     2. To transact other business related to the proposal above that may properly come before the special meeting or any postponement or adjournment.

     We describe these items of business in more detail in the Joint Proxy Statement/Prospectus accompanying this notice.


     Holders of record of Aseco common stock at the close of business on December 16, 1999 are entitled to notice of, and to vote at, the special meeting or any postponement or adjournment.


     If the merger is approved, your shares of Aseco common stock will be automatically converted into the right to receive the merger consideration.


                                        BY ORDER OF THE BOARD OF DIRECTORS,

                                        /s/ Robert V. Jahrling, III
                                        Robert V. Jahrling, III, Secretary


Marlboro, Massachusetts

December 30, 1999



                            Your vote is important.

          To vote your shares, please sign, date, complete and mail the enclosed proxy card promptly in the enclosed return envelope.

     You may revoke your proxy at any time before it is voted by delivering to Aseco at 500 Donald Lynch Boulevard, Marlboro, MA 01752, Attention: Mary R. Barletta, a written notice of such revocation or a duly executed, later-dated proxy or by attending the special meeting and voting in person.

                       JOINT PROXY STATEMENT/PROSPECTUS
                               TABLE OF CONTENTS


                                                                    PAGE
                                                                    ----
Questions and Answers about the Merger .........................     1
Who Can Help Answer Your Questions .............................     2
Summary ........................................................     3
  The Companies ................................................     3
  The Merger ...................................................     3
   WHAT ASECO STOCKHOLDERS WILL RECEIVE ........................     3
   MATERIAL FEDERAL INCOME TAX CONSEQUENCES ....................     4
   APPRAISAL RIGHTS OF STOCKHOLDERS ............................     4
   REGULATORY APPROVALS ........................................     4
   COMPARATIVE MARKET PRICE INFORMATION ........................     5
   LISTING OF MCT COMMON STOCK .................................     5
   OWNERSHIP OF MCT FOLLOWING THE MERGER .......................     5
   CONDITIONS TO THE MERGER ....................................     6
   TERMINATION OF THE MERGER AGREEMENT .........................     6
   TERMINATION FEES ............................................     6
   REASONS FOR THE MERGER ......................................     6
   OPINIONS OF FINANCIAL ADVISORS ..............................     6
  Comparative Per Share Data ...................................     6
  Other Proposals ..............................................     8
   AMENDMENT OF MCT INCENTIVE STOCK OPTION PLAN ................     8
   ELECTION OF MCT BOARD OF DIRECTORS ..........................     8
  Recommendations to Shareholders ..............................     8
   TO MCT SHAREHOLDERS .........................................     8
   TO ASECO STOCKHOLDERS .......................................     9
  Selected Historical and Pro Forma Financial Data .............     9
  MCT Selected Historical Financial Data .......................     9
  Aseco Selected Historical Financial Data .....................    11
  Selected Unaudited Pro Forma Condensed Combined Financial Data
   and Per Share Data ..........................................    12
Risk Factors ...................................................    14
The Companies ..................................................    17
  MCT ..........................................................    17
  Aseco ........................................................    18
   MCT ACQUISITION, INC. .......................................    18
MCT Annual Meeting .............................................    18
  General ......................................................    18
  Recommendation of the MCT Board ..............................    19
  Solicitation, Voting and Revocability of Proxies .............    19

                                                                    PAGE
                                                                    ----
Aseco Special Meeting ...........................................    21
  General .......................................................    21
  Recommendation of the Aseco Board .............................    22
  Solicitation, Voting and Revocability of Proxies ..............    22
The Merger ......................................................    23
  Background of the Merger ......................................    23
  Reasons of MCT for the Merger .................................    26
  Reasons of Aseco for the Merger ...............................    28
  Opinion of MCT's Financial Advisor ............................    30
  Opinion of Aseco's Financial Advisor ..........................    34
Interests of Certain Persons in the Merger ......................    42
Material Federal Income Tax Considerations ......................    45
  Federal Income Tax Consequences to Aseco Stockholders .........    46
  Federal Income Tax Consequences to Aseco and MCT ..............    48
  Other Tax Issues ..............................................    48
Accounting Treatment ............................................    48
Appraisal Rights ................................................    49
Nasdaq Listing of MCT Common Stock ..............................    49
Federal Securities Law Consequences .............................    49
The Merger Agreement ............................................    49
  The Merger ....................................................    49
  Merger Consideration ..........................................    50
  Exchange of Certificates for Shares ...........................    51
  Representations and Warranties ................................    52
  Continuation of Business Pending the Merger ...................    53
  No Solicitation ...............................................    54
  Conditions to the Obligations of MCT, MCT Acquisition
   and Aseco to Complete the Merger .............................    54
  Additional Conditions to the Obligations of MCT
   and MCT Acquisition to Complete the Merger ...................    55
  Additional Conditions to the Obligations of Aseco
   to Complete the Merger .......................................    55
  Termination ...................................................    56
  Liquidated Damages ............................................    56
  Options .......................................................    57
  Expenses ......................................................    57
  Indemnification ...............................................    57
  Amendments; Waiver ............................................    57

                                                                            PAGE
                                                                            ----
Year 2000 Compliance ....................................................    57
Unaudited Pro Forma Condensed Combined Financial Statements .............    58
Unaudited Pro Forma Combined Condensed Balance Sheet ....................    60
Unaudited Pro Forma Combined Condensed Statements of Operations for
 the Year Ended June 26, 1999 ...........................................    61
Unaudited Pro Forma Combined Condensed Statements of Operations for
 the Three Months Ended September 25, 1999 ..............................    62
Notes to Unaudited Pro Forma Condensed Combined Financial Statements ....    63
Comparative Market Prices and Dividends .................................    65
Description of Capital Stock ............................................    66
  Common Stock ..........................................................    66
  Preferred Stock .......................................................    66
  Minnesota Control Share Acquisition and Business Combination Statutes .    67
Comparison of Shareholders' Rights ......................................    67
  Number of Directors ...................................................    67
  Classified Board of Directors .........................................    67
  Removal of Directors ..................................................    67
  Vacancies on the Board of Directors ...................................    68
  Shareholder Action by Written Consent .................................    68
  Amendments of Articles of Incorporation/Organization ..................    68
  Amendment of Bylaws ...................................................    68
  Calling of Special Meeting of Shareholders ............................    69
  Anti-Takeover Legislation .............................................    69
  Other Anti-Takeover Provisions ........................................    71
  Indemnification .......................................................    71
  Appraisal Rights in Connection with Corporate Reorganizations
   and Other Actions ....................................................    72
Forward-Looking Statements May Prove Inaccurate .........................    73
MCT Annual Meeting ......................................................    74
  Election of Directors .................................................    74
   MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS ....................    76
   COMPENSATION OF DIRECTORS ............................................    76
  Executive Officers ....................................................    77
  Executive Compensation ................................................    77
   SUMMARY COMPENSATION .................................................    77
   STOCK OPTION GRANTS ..................................................    78
   AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES ...............    78
   AGREEMENTS WITH OFFICERS .............................................    78

                                                                            PAGE
                                                                            ----
  Report of Compensation Committee on Executive Compensation ............     79
   OVERVIEW AND PHILOSOPHY ..............................................     79
   BASE SALARY ..........................................................     80
   ANNUAL INCENTIVES ....................................................     80
   LONG-TERM INCENTIVES .................................................     80
   CHIEF EXECUTIVE OFFICER COMPENSATION .................................     80
   CONCLUSION ...........................................................     81
  Stock Performance Graph ...............................................     82
  Security Ownership of Certain Beneficial Owners and Management ........     82
  Approval of Amendment to Incentive Stock Option Plan ..................     83
  Section 16 Beneficial Ownership Reporting Compliance ..................     85
  Other Business ........................................................     85
  Proposals of Stockholders .............................................     85
Legal Matters ...........................................................     86
Experts .................................................................     86
Where You Can Find More Information .....................................     86
Appendix A: Agreement and Plan of Merger ................................    A-1
Appendix B: Fairness Opinion of Alliant Partners ........................    B-1
Appendix C: Fairness Opinion of Adams, Harkness & Hill, Inc. ............    C-1
Appendix D: Micro Component Technology, Inc. Incentive Stock Option
            Plan, as amended ............................................    D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this Joint Proxy Statement/Prospectus, please complete and sign your proxy card. Then, mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the shareholders meeting.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: No. Your broker will vote your MCT or Aseco shares on the matters presented only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:   CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the MCT or Aseco shareholders meeting. If your shares are held in your own name, you can do this in one of three ways.

     * First, you can send a written notice stating that you would like to revoke your proxy.

     * Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to MCT at the address at the bottom of this page if you are a MCT shareholder, or to Aseco at the address at the bottom of this page if you are an Aseco stockholder.

     * Third, you can attend the shareholders meeting of the company of which you are a shareholder and vote in person. Simply attending the meeting, however, will not revoke your proxy. If your shares are held in street name by your broker, you must follow directions received from your broker to change your vote.

Q:   IF I AM AN ASECO STOCKHOLDER, SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, MCT will send written instructions to Aseco stockholders explaining how to exchange their stock certificates. MCT shareholders will keep their existing share certificates.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible. At the earliest, the merger will be completed by January 31, 2000.

Q:   WHERE CAN I FIND MORE INFORMATION ABOUT MCT AND ASECO?

A: This document is accompanied by the latest annual reports on Form 10-K, which includes the latest annual report to stockholders, as amended, for each of MCT and Aseco, as well as Aseco's and MCT's latest quarterly reports on Form 10-Q. You may also obtain additional information as described below under "Where You Can Find More Information" on page 86.

                       WHO CAN HELP ANSWER YOUR QUESTIONS
        If you have more questions about the merger, you should contact:

MCT SHAREHOLDERS:                    ASECO STOCKHOLDERS:
Micro Component Technology, Inc.     Aseco Corporation
2340 West County Road C              500 Donald Lynch Boulevard
St. Paul, MN 55113-2528              Marlboro, MA 01752
(503) 640-7500                       (508) 481-8896
Attention: Ms. Diane Nordenstrom     Attention: Mary R. Barletta

                                     SUMMARY

     This summary highlights all material information in this document. However, it may not contain all of the information that is important to you. To understand the merger and related matters and the other MCT shareholder proposals more fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. Each item in this summary includes a page reference directing you to a more complete description of that item, where appropriate.

THE COMPANIES


     MCT believes it is a leading manufacturer and marketer of automated test handling equipment satisfying the complete range of handling requirements of the global semiconductor industry. MCT has the largest installed integrated circuit test handler base of any manufacturer. Headquartered in St. Paul, Minnesota, MCT has sales and support offices worldwide.


     Aseco designs, manufactures and markets test handlers used to automate the testing of integrated circuits in surface mount packages. Aseco also designs, manufactures and markets integrated circuit wafer handling and inspection systems. Manufacturing of Aseco's products is done at its facility in Marlboro, Massachusetts. Aseco sells its products to customers in the United States, Europe and certain countries in the Asia Pacific region (excluding Japan).

THE MERGER (see page 23)

     The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement because it is the legal document that governs the merger.

     WHAT ASECO STOCKHOLDERS WILL RECEIVE As a result of the merger, your shares of Aseco common stock will be converted into:

     *    shares of MCT common stock; and

     *    cash for any fractional shares of MCT common stock.


     The number of MCT shares you will receive will be the number of Aseco shares you own times and exchange ratio. The exchange ratio is figured in two steps. First, the sum of $16.3 million is divided by the twenty-day average closing price for MCT stock. Second, the number from step one is then divided by the number of Aseco shares outstanding (including 709,152 shares reserved for options). This results in the exchange ratio that you multiply by the number of Aseco shares you own to give you the number of MCT shares you will receive.


     Were the merger to be effective on December 7, 1999, each Aseco shareholder would receive 0.781 shares of MCT common stock for each share of Aseco common stock. For this example, we have calculated that the twenty-day average closing price ending December 7, 1999 as $4.5065. If you were to assume that the closing price of MCT common stock on the effective date were also $4.5065, then using this formula each Aseco shareholder would receive approximately $3.52 worth of MCT common stock for each share of Aseco common stock. The value of the twenty-day average closing price of MCT common stock when calculated at the effective date or the actual closing price of the MCT common stock on that date may be different from the assumptions we have made.

     However, if the average closing sale price of MCT common stock over the twenty trading days prior to the closing is less than $3.565, you will receive
 .988 shares of MCT common stock for each share of Aseco common stock. If this average MCT common stock price is greater than $5.563, you will receive .633 shares of MCT common stock for each share of Aseco common stock. For a more detailed explanation of the exchange ratio and the consideration to be received by Aseco shareholders, see "The Merger Agreement -- Merger Consideration" on page 49.


     The $16.3 million starting figure used to calculate the merger consideration will be reduced dollar-for-dollar by the amount of Aseco's expenses connected to the merger that exceed $650,000. As of December
29, 1999, Aseco's expenses for completion of the merger are estimated to be $660,000. To the extent that actual transaction expenses of Aseco exceed $650,000, the corresponding reduction in purchase consideration will result in a reduction of value received by Aseco stockholders of approximately $0.01 per share, for every $50,000 of expenses above $650,000.

     MATERIAL FEDERAL INCOME TAX CONSEQUENCES (see page 45). Aseco has obtained an opinion from legal counsel that the merger will qualify as a tax free reorganization under Section 368(a) of the Internal Revenue Code of 1986 and that:


     * no gain or loss will be recognized by MCT or Aseco as a result of the merger; and


     * Aseco stockholders will not recognize gain or loss upon the merger, except with respect to cash received instead of a fractional share of MCT stock. In that case, a stockholder generally will recognize gain or loss as if he or she had sold the fractional share for cash.



     As a condition to closing, MCT will obtain an opinion from legal counsel at closing that no gain or loss will be recognized by MCT as a result of the merger.


     These opinions are based in part upon representations we have made to counsel. For more detailed information, you should review the discussion of federal income tax consequences to shareholders beginning on page 45.

     This summary addresses only U.S. federal income taxes. This summary does not address other taxes that may be relevant to you, such as state, local or foreign taxes. In addition, the tax consequences described above and elsewhere in this document may not apply to all Aseco stockholders. You should consult the paragraph headed "Other Tax Issues" on page 48.

     The tax consequences of the merger to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

     APPRAISAL RIGHTS OF STOCKHOLDERS (see page 49). Neither MCT nor Aseco stockholders have the right to assert appraisal rights under Minnesota or Delaware law.

     REGULATORY APPROVALS No federal or state government regulatory approvals are required in order to complete the merger.

     COMPARATIVE MARKET PRICE INFORMATION (see page 65). Shares of MCT and Aseco are listed for trading on the Nasdaq National Market System. On September 17, 1999, the last full trading day before the public announcement of the proposed merger, MCT common stock closed at $5.563 per share and Aseco common stock closed at $3.469 per share. On December 7, 1999, MCT common stock closed at $4.156 per share and Aseco common stock closed at $3.063 per share. We urge you to obtain current market quotations.

     Based upon various assumptions, the potential premium to be received by Aseco shareholders can be calculated as follows:


     * Using the closing prices of Aseco's and MCT common stock on September 17, 1999, and the average closing price of MCT common stock for the twenty trading days preceding September 17, 1999, and, further, assuming that the closing price of MCT common stock on the effective date was $4.564 (the twenty day average closing price of MCT common stock ending September 17, 1999), MCT's offer to acquire Aseco represented a premium of approximately $0.08 per share over Aseco's closing price.


     * Using the same method, but assuming that the closing price of MCT common stock on the effective date was $5.563 (the actual closing price of MCT common stock on September 17, 1999) as of September 17, 1999, the premium was approximately $0.85.

     * Again using the same method, but assuming that the closing price of MCT common stock on the effective date was $4.5065 (the twenty day average closing price of MCT common stock ending December 7, 1999), as of December 7, 1999, the premium was approximately $0.46 per share.

     * Finally, using the same method, but assuming that the closing price of MCT common stock on the effective date was $4.156 (the actual closing price of MCT common stock on December 7, 1999), as of December 7, 1999, the premium was approximately $0.18.

     MCT and Aseco have never paid cash dividends and neither company expects to do so in the foreseeable future.

     LISTING OF MCT COMMON STOCK (see page 49). MCT will list the shares of MCT common stock to be issued to Aseco shareholders in the merger for trading on the Nasdaq National Market System.

     OWNERSHIP OF MCT FOLLOWING THE MERGER Following the completion of the merger:

     MCT shareholders will hold approximately 71% of the outstanding shares of the combined company; and Aseco stockholders will hold approximately 29% of the outstanding shares of the combined company.

     These percentages are based on the number of shares of each company outstanding on December 7, 1999 and using the average trading price of MCT stock for the twenty trading days prior to December 7, 1999.

     CONDITIONS TO THE MERGER (see page 54). The completion of the merger depends upon MCT and Aseco each meeting a number of closing conditions.

     TERMINATION OF THE MERGER AGREEMENT (see page 56). The merger agreement may terminate without completion of the merger.

     TERMINATION FEES The merger agreement requires Aseco or MCT to pay a termination fee of $1 million if the merger agreement is terminated due to breach of the agreement or acceptance of a proposal from a third party.

     REASONS FOR THE MERGER The boards of directors of our companies have identified several benefits that may result from the merger. The boards of directors believe the merger will:

     * enhance the long-term interests of each company's shareholders, as well as the interests of each company's employees, customers, creditors, suppliers and the communities in which each company operates;

     * create a business of sufficient size to enable the combined company to compete more effectively against larger companies in the semiconductor capital equipment industry;

     * enable the combined company's research and development activities to bring new products to market more quickly and cost-effectively;

     * provide the opportunity to use economies of scale and operating efficiencies through combined purchasing, consolidation of infrastructure and integration of distribution channels; and

     * create the potential for cost savings and increased revenues from a broader customer base.

     Reasons for approving and recommending the merger identified by each board are explained in greater detail on pages 26 through 30 of this document.

     OPINIONS OF FINANCIAL ADVISORS (see pages 30 and 34). In deciding to approve the merger, the MCT board considered an opinion from Alliant Partners, its financial advisor, as to the fairness to MCT from a financial point of view of the merger consideration to be paid to the Aseco stockholders. In deciding to approve the merger agreement, the Aseco board considered an opinion from Adams, Harkness & Hill, Inc., its financial advisor, as to the fairness to the stockholders of Aseco of the merger consideration from a financial point of view. These opinions are included as Appendices B and C to this document, and we encourage you to read them.

COMPARATIVE PER SHARE DATA

     Below is historical per share data for MCT for the year ended June 26, 1999, and the three month period ended September 25, 1999, the historical per share data for Aseco for the year ended March 28, 1999 and the six month period ended September 26, 1999, and pro forma per share data for the year ended June 26, 1999 and three month period ended September 25, 1999. We have derived this data from MCT's and Aseco's most recent Annual Reports on Forms 10-K, as amended, and quarterly reports on Forms 10-Q, as amended. You should read this comparative per share data with the audited consolidated financial statements and related notes of MCT and Aseco.

     Under "Pro Forma Combined per Aseco Equivalent Share Data" below, we show the effect of the merger from the perspective of an owner of shares of Aseco common stock. We computed the information set out under that caption by multiplying the combined company pro forma information by the exchange ratio of 0.781, the exchange ratio as determined as of December 7, 1999. The actual exchange ratio will change based upon the twenty-day average trading price of MCT common stock immediately prior to the transaction date.



                                                MCT                             ASECO
                                  -------------------------------   ------------------------------
                                    THREE MONTHS     FISCAL YEAR       SIX MONTHS      FISCAL YEAR
                                       ENDED            ENDED            ENDED            ENDED
                                   SEPTEMBER 25,       JUNE 26,      SEPTEMBER 26,      MARCH 28,
                                        1999             1999             1999            1999
                                  ---------------   -------------   ---------------   ------------
Historical:
 Net income (loss) per share:
  basic .......................       $  0.02          $ (0.20)         $ (0.26)        $ (3.64)
  diluted .....................          0.02            (0.20)           (0.26)          (3.64)
 Book value per share .........          0.97             0.94             2.33            2.61


                                                               AT ASSUMED EXCHANGE RATIO OF
                                                                          0.781
                                                              ------------------------------
                                                                THREE MONTHS     FISCAL YEAR
                                                                   ENDED            ENDED
                                                               SEPTEMBER 25,      JUNE 26,
                                                                    1999            1999
                                                              ---------------   ------------
Pro Forma Combined:
 Net income (loss) per share -- basic and assuming dilution     $   (0.05)       $   (1.46)
 Book value per share .....................................          2.27
Pro Forma Combined per Aseco Equivalent Share Data:
 Net income (loss) per share -- basic and assuming dilution         (0.04)           (1.14)
 Book value per share .....................................          1.77

     Set forth below is the pro forma combined and pro forma combined per Aseco equivalent share data calculated using the maximum and minimum potential exchange ratios of 0.988 and 0.633, respectively, provided in the merger agreement.



                                   AT MAXIMUM EXCHANGE RATIO OF      AT MINIMUM EXCHANGE RATIO OF
                                               0.988                            0.633
                                  -------------------------------   ------------------------------
                                    THREE MONTHS     FISCAL YEAR      THREE MONTHS     FISCAL YEAR
                                       ENDED            ENDED            ENDED            ENDED
                                   SEPTEMBER 25,       JUNE 26,      SEPTEMBER 25,      JUNE 26,
                                        1999             1999             1999            1999
                                  ---------------   -------------   ---------------   ------------
Pro Form Combined:
 Net income (loss) per share
  -- basic and assuming
  dilution ....................     $   (0.05)       $   (1.35)          (0.05)        $   (1.55)
 Book value per share .........          2.10                             2.40
Pro Forma Combined per
 Aseco Equivalent Share Data:
 Net income (loss) per share
  -- basic and assuming
  dilution ....................         (0.05)           (1.34)          (0.03)            (0.98)
 Book value per share .........          2.07                             1.52

OTHER PROPOSALS

     MCT is also asking its shareholders to approve an increase in shares reserved for its Incentive Stock Option Plan and to elect the nominated slate of directors.

     AMENDMENT OF MCT INCENTIVE STOCK OPTION PLAN (see page 83). The MCT board is proposing an amendment to the MCT Incentive Stock Option Plan to increase the number of shares reserved for issuance under the plan from 1,250,000 to 1,500,000 or, if the merger is approved, to increase the number to 2,300,000 shares. To date, a total of 190,991 shares have been issued upon the exercise of options under the plan.

     ELECTION OF MCT BOARD OF DIRECTORS (see page 74). The MCT shareholders meeting will be the annual meeting of shareholders. The MCT board has proposed a slate of nominees for six positions on the board of directors.

RECOMMENDATIONS TO SHAREHOLDERS (See pages 19 and 21)

     TO MCT SHAREHOLDERS The MCT board believes the merger is in the best interests of MCT shareholders and unanimously recommends MCT shareholders vote FOR the proposals:

     1.   To elect a board of six directors.

     2. To consider and vote on a proposal to approve the merger agreement among Aseco and MCT. Under the terms of the merger, Aseco will become a subsidiary of MCT.

     3. To approve an amendment to the Incentive Stock Option Plan to increase the number of shares reserved for issuance under the Plan from 1,250,000 shares to 1,500,000 shares, or, if the merger is approved, to increase the number to 2,300,000 shares.

     As of December 21, 1999, directors and executive officers of MCT and their affiliates beneficially owned an aggregate of approximately 874,972 shares of MCT common stock, or approximately 10.56% of the shares outstanding on that date. No director or executive officer has indicated an intention to vote his shares against any of the proposals.


     TO ASECO STOCKHOLDERS The Aseco board believes the merger is in the best interests of Aseco and its stockholders and unanimously recommends Aseco stockholders vote FOR the proposal to adopt the merger agreement.


     As of December 16, 1999 directors and executive officers of Aseco and their affiliates beneficially owned an aggregate of approximately 648,555 shares of Aseco common stock, or approximately 14.58% of the shares outstanding on that date. No director or executive officer has indicated an intention to vote his or her shares against any of the proposals.


SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following tables show summary historical financial data for each of our companies and also show similar information reflecting the merger of our two companies, which we refer to as "pro forma" information. In presenting the comparative pro forma information presented, we assumed our companies had been merged throughout the time periods. The following tables show information about each of our companies' earnings per share and book value per share and similar pro forma information.

     We base some of the information in the following tables on the historical financial information of our companies that we have presented in our prior filings with the SEC. When you read the summary financial information we provide in the following tables, you should also read the historical financial information we provided in the enclosed documents we have filed with the SEC, and the more detailed financial information we provide in this document, which you can find beginning on page 58, as well as the historical financial information in the other documents to which we refer. See "Where You Can Find More Information" on page 86 for instructions on how to obtain documents each of our companies has filed with the SEC.

MCT SELECTED HISTORICAL FINANCIAL DATA

     This summary of financial information for MCT for the fiscal years 1995 through 1999 was taken from and should be read along with the audited financial statements contained in MCT's most recent annual report on Form 10-K, as amended. Information for the three months ended September 25, 1999 and September 26, 1998 is taken from financial statements that have not been audited but which, MCT believes, fairly present its financial position and results of operations and cash flows for the period and should be read along with MCT's most recently filed quarterly reports on Form 10-Q. See "Where You Can Find More Information" on page 86.

                   SELECTED HISTORICAL FINANCIAL DATA OF MCT
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                        THREE MONTHS ENDED                                     FISCAL YEARS ENDED
                                  ------------------------------- -----------------------------------------------------------------
                                   SEPTEMBER 25,   SEPTEMBER 26,    JUNE 26,     JUNE 27,     JUNE 28,      JUNE 29,     JUNE 24,
                                        1999            1998          1999       1998 (1)       1997        1996 (2)    1995 (2)(3)
                                  --------------- --------------- ------------ ------------ ------------ ------------- ------------
Statement of Operations Data:
 Net sales ......................    $  5,745         $ 3,668       $ 15,171     $ 16,975     $ 16,129     $  22,318    $  23,635
 Income (loss) from
  operations ....................         111            (824)        (1,447)      (4,202)      (1,836)        2,330        1,923
 Income (loss) from
  continuing operations .........         130            (819)        (1,466)      (3,879)      (1,563)        2,568        1,566
 Income (loss) per share from
  continuing operations
   -- basic .....................        0.02           (0.11)         (0.20)       (0.54)       (0.22)         0.39         0.31
   -- diluted ...................        0.02           (0.11)         (0.20)       (0.54)       (0.22)         0.35         0.30
Selected Balance Sheet Data:
 Total assets (4) ...............      10,842           9,872          9,990       11,226       15,792        16,980       11,532
 Long-term debt and financing
  obligations ...................          86              71             33           83          133           183           41
 Redeemable convertible
  preferred stock ...............          --              --             --           --        1,500         1,500        1,500

-----------------

(1) Includes charges totaling $2.3 million, comprised of a $2.0 million provision for excess and obsolete inventory, and $0.3 million related primarily to cost reduction actions and operational adjustments related to the depressed semiconductor capital equipment market.

(2) Includes unusual and non-recurring items primarily comprised of: 1995 -- $5.2 million gain on the sale of the 1149 tester product line, $1.9 million gain on the settlement with Sym-Tek Systems, $0.8 million charge for severance costs for MCT's former Chief Executive Officer, and a $0.2 million charge for closing a Japanese facility; 1996 -- $1.5 million gain on the resolution of the escrow fund created from the sale of the 1149 tester product line.

     In fiscal year 1995, MCT initiated a formal plan to sell its European subsidiary, Intertrade Scientific, Inc. (ITS). A provision for the loss on the sale of approximately $3.0 million was recorded in the results of operations for the year ended June 24, 1995. As a result of the final sales agreement, MCT realized a net gain of $0.7 million on the disposal of ITS, which was completed in fiscal 1996.

(3) In fiscal year 1995, MCT used $3.5 million of the proceeds from the sale of the 1149 tester product line in settlement of approximately $4.5 million of outstanding trade payables, not including the payables assumed by Megatest as part of the sale transaction. The difference between the trade payables and the cash used resulted in an extraordinary gain of approximately $1.0 million, net of $21,000 provision for taxes.

(4) Includes $1.0 million of net assets of the discontinued ITS operations, comprised primarily of cash, accounts receivable, inventory, property, plant and equipment, accounts payable, and accrued liabilities at June 24, 1995.

ASECO SELECTED HISTORICAL FINANCIAL DATA

     This summary of financial information for Aseco for the fiscal years 1995 to 1999 was taken from and should be read along with the audited financial statements contained in Aseco's most recent annual report on Form 10-K, as amended. Information for the six months ended September 26, 1999 and September 27, 1998 is taken from financial statements that have not been audited but which, Aseco believes, fairly present its financial position and results of operations and cash flows for the period and should be read along with Aseco's most recently filed quarterly reports on Form 10-Q, as amended. See "Where You Can Find More Information" on page 86.


                  SELECTED HISTORICAL FINANCIAL DATA OF ASECO
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)




                                        SIX MONTHS ENDED                                FISCAL YEARS ENDED
                                 ------------------------------- -----------------------------------------------------------------
                                  SEPTEMBER 26,   SEPTEMBER 27,   MARCH 28,   MARCH 29,    MARCH 30,     MARCH 31,      APRIL 2,
                                       1999            1998          1999        1998         1997          1996          1995
                                 --------------- --------------- ----------- ----------- ------------- ------------- -------------
Statement of Operations Data:
 Net sales .....................     $10,369        $ 11,025      $  19,218   $ 44,246     $  34,320     $  41,569     $  29,192
 Income (loss) from
  operations ...................        (968)         (5,389)       (14,320)    (8,411)        2,623         6,397         3,987
 Net income (loss) .............        (994)         (4,690)       (13,673)    (8,143)        2,288         4,406         3,088
 Net income (loss) per share
  -- basic .....................       (0.26)          (1.26)         (3.64)     (2.20)         0.63          1.24          0.90
  -- diluted ...................       (0.26)          (1.26)         (3.64)     (2.20)         0.62          1.17          0.85
Selected Balance Sheet Data:
 Total assets ..................      15,842          29,748         15,324     33,691        36,640        36,681        29,267
 Long-term debt and financing
  obligations ..................          --               9             --         25            29            42            53



     In the second quarter of fiscal 1999, the Company announced a plan to consolidate its UK wafer handling and inspection operations. (See Note M to the Consolidated Financial Statements). In conjunction with this plan, the Company recorded a $2.2 million special charge, including a $850,000 charge to cost of sales for inventory write-downs related to product discontinuation and a $1.3 million restructuring charge. The principal components of the restructuring charge include $495,000 for a write-down of fixed assets no longer used by the operation, which assets were discarded, $241,000 for severance related charges, $325,000 for a write-down of goodwill related to the impairment of such assets indicated using estimated discounted future cash flows, $65,000 of lease termination and related costs, $98,000 for a write-down of UK government grant monies receivable and repayment of amounts previously received for grant activity as a result of abandonment of the automated wafer logistics project and $34,000 for other assets.

     In the fourth quarter of fiscal 1999, the Company recorded a special charge of $6.2 million. (See Note M to the Consolidated Financial Statements). Components of the $6.2 million charge included: (a) a $5.0 million charge to cost of goods sold for write-downs representing primarily the carrying cost of excess inventory based on revised fiscal year 2000 and beyond forecasted operating plans; (b) $351,000 charge to research and development for the write-down of development equipment no longer used by the Company; (c) a $544,000 write-down to selling, general and administrative expense of various assets whose carrying value was adversely affected based on revised fiscal year 2000 and beyond forecasted operating plans and adverse market conditions; (d) a $280,000 charge to selling, general and administrative expense associated with the layoff of 13 employees; and (e) a $30,000 charge to selling, general and administrative expense for the closure of the Company's Malaysian subsidiary.

     Net loss for the year ended March 29, 1998 includes: (i) $1.8 million of charges resulting from valuation adjustments for inventory being carried in excess of market and the discontinuation of certain products; (ii) acquired in process research and development costs totaling $6.1 million, and the write down of goodwill and other intangible assets totaling $963,000, related to the Company's 1998 acquisition of WED; and (iii) approximately $500,000 of expenses related to the layoff of 40 employees and other employee related matters.


SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
     AND PER SHARE DATA

     This table shows unaudited pro forma condensed combined financial data for the combined company and is based on adjustments to the historical financial statements of MCT and Aseco to give effect to the merger using the purchase method of accounting for business combinations. We have derived this data from the Unaudited Pro Forma Condensed Combined Financial Data beginning on page 58. You should read this selected information along with the Unaudited Pro Forma Condensed Combined Financial Data.

     Aseco's fiscal year ends on the Sunday closest to the end of March. MCT's fiscal year ends on the last Saturday in June. To present the pro forma information for the fiscal year ended June 26, 1999, we have combined MCT's results for its fiscal year ended June 26, 1999 with Aseco's results for the nine months ended March 28, 1999, and the three months ended June 27, 1999. Pro forma adjustments have been applied to the statements of operations to give effect to the purchase accounting adjustments arising from the merger.

     Anticipated cost savings and benefits are not reflected in the pro forma information. The pro forma information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout these periods. The pro forma information, therefore, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results.

             SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                       FISCAL YEAR ENDED     THREE MONTHS ENDED
                                                         JUNE 26, 1999       SEPTEMBER 25, 1999
                                                      -------------------   -------------------
Statement of Operations Data:
 Net sales ........................................        $  32,476              $11,397
 Loss from operations .............................          (15,817)                (531)
 Net loss .........................................          (15,530)                (553)
 Net loss per share -- basic ......................            (1.46)               (0.05)
 Net loss per share -- diluted ....................            (1.46)               (0.05)
Selected Balance Sheet Data:
 Total assets .....................................                                34,409
 Long-term debt and financing obligations .........                                    86

                                 RISK FACTORS


     In addition to the other information in this document, you should carefully consider the following risk factors in evaluating an investment in the combined company and its business.

     THE EXPECTED BENEFITS OF THE MERGER MAY NOT BE REALIZED, WHICH WOULD INCREASE COSTS AND REDUCE THE COMBINED COMPANY'S NET INCOME.

     MCT and Aseco entered into the merger agreement with the expectation that the merger will result in benefits to the combined company, including cost savings and product development efficiencies. If we are not able to integrate effectively our technologies, operations and personnel in a timely and efficient manner, then the benefits of the merger may not be realized. This would lead to increased costs and reduced net income. The difficulties, costs and delays involved in integrating the companies, which may be substantial, may include:

     * distracting management and key personnel from the business of the combined company;


     *    potential incompatibility of business cultures;

     * costs and delays in implementing common systems and procedures, especially information systems; and


     * an inability to retain and integrate key management, technical, sales and customer support personnel.

     THE COMBINED COMPANY MAY REQUIRE ADDITIONAL CASH, WHICH MAY NOT BE AVAILABLE FROM OPERATIONS, AND THE COMBINED COMPANY COULD EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT.

     After completion of the merger, the cash resources of the combined company will be depleted by costs associated with the merger. If required, additional cash may not be available from operations of the combined company. Therefore, management may find it necessary to borrow money on MCT's line of credit after the merger in order to meet cash needs. If the line of credit was unavailable for any reason, and if the combined company was not able to obtain cash from any other sources, it would experience severe financial difficulties, and the price of its common stock may drop. In the past both companies have experienced significant cash flow problems which resulted in reduced financial performance.

     BOTH MCT AND ASECO HAVE EXPERIENCED LOSSES IN PREVIOUS PERIODS AND THE COMBINED COMPANY MAY EXPERIENCE LOSSES IN THE FUTURE.


     The past several years have been extremely difficult ones in the semiconductor capital equipment industry. MCT has experienced substantial losses in six consecutive quarters through the quarter ended March 27, 1999, and reported a modest profit in its quarters ended June 26 and September 25, 1999. Aseco has experienced substantial losses in seven consecutive quarters through September 26, 1999. MCT has reported losses for each of its last three fiscal years, and Aseco has reported losses in each of its last two fiscal years. Given this history of losses, there can be no assurance that the combined company will be able to achieve or maintain profitability.

     IF THE COMBINED COMPANY DOES NOT CONTINUE TO DEVELOP AND MARKET NEW AND ENHANCED PRODUCTS, IT WILL NOT BE ABLE TO COMPETE SUCCESSFULLY IN ITS MARKETS, AND ITS GROSS PROFITS WILL LIKELY DECLINE.

     The markets for which our products are designed are intensely competitive and are characterized by rapidly changing technology, evolving industry standards and changing customer demands. As a result, the combined company cannot succeed unless we consistently develop and market new products. To succeed in this environment, we must anticipate the features and functionality that customers will demand. Both companies' financial performance in prior years has suffered because of late introduction of new products. We believe that this will require substantial expenditures for research and development. There can be no assurance that developments by competitors will not render the company's products or technologies obsolete or non-competitive in the future.


     THE VALUE OF YOUR MERGER CONSIDERATION MAY BE REDUCED IF MCT'S AVERAGE COMMON STOCK PRICE BEFORE THE MERGER FALLS BELOW $3.565 PER SHARE.



     If the merger is completed, Aseco stockholders will receive for each Aseco share a number of shares of MCT common stock determined by the exchange ratio. The value of the consideration received by Aseco stockholders in the merger will fluctuate as the price of MCT's common stock changes. The aggregate value of the merger consideration to all Aseco stockholders will be less if the average price of MCT common stock for the twenty trading days prior to closing is less than $3.565. Factors that could cause these fluctuations include:

     *    changes in the business, operations or prospects of MCT or Aseco;

     *    industry developments; and

     *    general market conditions.


     Accordingly, we urge you to obtain current market quotations for Aseco shares and MCT shares.

     THE MERGER WILL BE ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING. ANY FUTURE INCREASE IN THE ALLOCATION OF THE PURCHASE PRICE TO GOODWILL OR OTHER INTANGIBLE ASSETS COULD INCREASE THE NEGATIVE IMPACT OF AMORTIZATION OF THESE ASSETS ON THE COMBINED COMPANY'S FUTURE EARNINGS.


     The total estimated purchase price relating to the merger has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on MCT's estimates of their respective fair values. To the extent this purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, MCT will allocate the purchase price to intangible assets that may include purchased in-process research and development, acquired technology, and other identified intangible assets with the remainder allocated to goodwill. While the amortization of acquired technology and other identified intangible assets and goodwill will have no effect on MCT's operating cash flow, such amortization may reduce MCT's reported earnings per share. The allocation of purchase price is subject to change pending a final analysis of the value of the assets acquired and liabilities assumed. The impact of these changes could be material and any increases in the amounts allocated to acquired technology and other identified intangible assets and goodwill resulting from these changes could increase the negative effect of this amortization on MCT's earnings per share.

     THE COMBINED COMPANY'S REVENUES AND NET INCOME MAY BE REDUCED BY DOWNTURNS IN THE SEMICONDUCTOR INDUSTRY.

     The combined company's sales will depend in large part upon capital expenditures by its customers. These capital expenditures in turn depend heavily on the market demand for integrated circuits and products using integrated circuits. This demand has been highly cyclical and the semiconductor industry has experienced periodic downturns. In the past, these downturns have resulted in disproportionately lower demand for each company's products. The revenues and net income of the combined company will be reduced by any future downturns in its customers' businesses. The companies expect that at some point in the future there will be additional downturns in the semiconductor industry which will reduce the operating results of the combined company.


     THE COMBINED COMPANY'S REVENUES AND NET INCOME MAY BE REDUCED BY COMPETITIVE PRESSURES.

     The semiconductor capital equipment industry is highly competitive. Many of MCT's competitors have much greater financial, marketing and production resources than will the combined company. MCT believes that the main competitive factors in the industry are design effectiveness, time-to-market, total product cost, product quality, and long-term stability of both the product and the supplier. Both companies have encountered resistance to sales because they have not been viewed by customers as sufficiently large to be financially stable.

     We cannot assure you that the combined company will be able to compete effectively. Competition could cause increased pressure on pricing and payment terms, which may reduce net sales and gross margins, and increase the combined company's exposure to credit risk.


     THE MERGER WILL GREATLY INCREASE THE NUMBER OF FREELY TRADABLE MCT SHARES, WHICH COULD DRIVE DOWN THE MCT STOCK PRICE.


     If the merger is consummated, MCT will issue between approximately 2.9 million and 4.6 million shares of MCT common stock to stockholders of Aseco, depending upon the share price of MCT during the twenty trading days prior to the effective date. Furthermore, additional MCT shares will be issued to satisfy severance benefits due to two officers and directors of Aseco and also will be reserved for issuance under Aseco options. Almost all of these newly issued shares will be freely tradable upon consummation of the merger. As a result, substantial sales of MCT common stock could occur immediately after the merger, which could cause the price of MCT common stock to drop.

     THERE WILL BE SUBSTANTIAL EXPENSES RESULTING FROM THE MERGER THAT COULD REDUCE EARNINGS OF THE COMBINED COMPANY.

     MCT and Aseco estimate that the combined cash expenses incurred by them related to the merger will be approximately $1.4 million. These expenses will prevent the combined company from spending those amounts on other, possibly more productive, uses. These costs will primarily be payment of fees of financial advisors, attorneys and accountants, severance benefits, printing and proxy solicitation. Although we believe that the costs will not exceed the estimate, the estimate may be incorrect or contingencies may occur that substantially increase the costs of combining our operations.

     OUR STOCK PRICES ARE HIGHLY VOLATILE AND WE EXPECT MCT'S STOCK PRICE TO CONTINUE TO BE SO AFTER THE MERGER.

     The market price of both MCT and Aseco common stock, like the common stock of many other companies in the semiconductor capital equipment industry, has been highly volatile over the past six years, and it is likely that it will continue to be so. This volatility may increase as a result of the additional shares to be issued in the merger. This volatility may result from:


     * general market conditions and market conditions affecting technology and semiconductor capital equipment company stocks generally;

     *    actual or anticipated fluctuations in our quarterly operating results;
          and

     * announcements of new products, acquisitions, or major orders by us or our competitors.

                                 THE COMPANIES

MCT

     MCT manufactures, markets, services and distributes automated test handling equipment for integrated circuit devices manufactured by the semiconductor industry. MCT has the largest installed integrated circuit test handler base of any manufacturer. Headquartered in St. Paul, Minnesota, the Company has sales and support offices worldwide.

     The mailing address of MCT's principal executive offices is 2340 West County Road C, St. Paul, Minnesota 55113-2528, and its telephone number is (651) 697-4000.

ASECO

     Aseco designs, manufactures and markets test handlers used to automate the testing of integrated circuits in surface mount packages. Aseco provides high quality, versatile test handlers designed to maximize the productivity of the significantly more costly testers with which they operate. Aseco also designs, manufactures and markets integrated circuit wafer handling and inspection systems. These systems are used to load, sort and transport wafers during both manual and automatic inspection as well as other wafer processing steps in the semiconductor manufacturing process.

     The mailing address of Aseco's principal executive offices is 500 Donald Lynch Boulevard, Marlboro, Massachusetts 01752, and its telephone number is
(508) 481-8896.

MCT ACQUISITION, INC.

     MCT Acquisition, Inc., a wholly owned subsidiary of MCT, was formed by MCT solely for the purpose of effecting the proposed merger. The mailing address is 2340 West County Road C, St. Paul, Minnesota 55113-2528, and its telephone number is (651) 697-4000.

                              MCT ANNUAL MEETING

GENERAL

     This document is being furnished to shareholders of MCT as part of the solicitation of proxies by the MCT board of directors for use at the annual meeting of shareholders to be held on January 31, 2000 at 9:00 a.m. local time, at Marquette Hotel, Minnesota River Room, 710 Marquette Avenue, Minneapolis, Minnesota. This document and the enclosed form of proxy are first being mailed to shareholders of MCT on or about December 30, 1999.


     The purposes of the MCT annual meeting are:

     1.   To elect a board of six directors.

     2. To consider and vote on a proposal to approve and adopt the merger agreement among Aseco, MCT and MCT Acquisition, Inc., a wholly owned subsidiary of MCT. Under the terms of the merger, Aseco will become a subsidiary of MCT.

     3. To approve an amendment to the Incentive Stock Option Plan to increase the number of shares reserved for issuance under the Plan from 1,250,000 shares to 1,500,000 shares, or, if the merger is approved, to increase the number to 2,300,000 shares.

     4. To transact other business as may properly come before the meeting or any adjournment or adjournments thereof. The MCT board is not now aware of any other business.

     Each copy of this document mailed to holders of MCT common stock is accompanied by a form of proxy for use at the MCT annual meeting.

     A number of conditions must be satisfied before the merger can be completed, including the receipt of required shareholder approvals. See "The Merger Agreement."


     As of December 21, 1999, directors and executive officers of MCT and their affiliates beneficially owned an aggregate of approximately 874,972 shares of MCT common stock, or approximately 10.56% of the shares of MCT common stock outstanding on that date. No director or executive officer of MCT has indicated an intention to vote his shares of MCT common stock against any of the proposals.


RECOMMENDATION OF THE MCT BOARD

     The MCT board unanimously approved the merger agreement. The MCT board believes that the transactions contemplated by the merger agreement are advisable and in the best interests of the MCT shareholders. Accordingly, the MCT board unanimously recommends MCT shareholders vote FOR the merger proposal and the amendment to the incentive stock option plan.

     In making these determinations, the MCT board considered the written opinion of Alliant Partners, MCT's financial advisor, that as of September 17, 1999, the merger consideration is fair from a financial point of view to MCT. See "Reasons of MCT for the Merger" and "Opinion of MCT's Financial Advisor."

     The MCT board also recommends the shareholders vote FOR the slate of nominees for the board of directors, and FOR the amendment to the Incentive Stock Option Plan.

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

     The MCT board has fixed the close of business on December 21, 1999 as the record date to determine the shareholders entitled to receive notice of and to vote at the MCT annual meeting. Each holder of MCT common stock on the MCT record date is entitled to one vote per share held on all matters properly presented at the MCT annual meeting. As of the close of business on the MCT record date, 7,500,951 shares of MCT common stock were outstanding and entitled to vote, held by approximately 234 holders of record. The presence, in person or by proxy, of a majority of the outstanding shares of common stock entitled to be voted at the MCT shareholders meeting is necessary to form a quorum for the transaction of business. The MCT common stock does not have cumulative voting rights.


     In order to approve each proposal, a majority of the outstanding shares of MCT must be present at the annual meeting in person or by proxy and a majority of the votes cast must vote in favor of the proposals or in favor of electing the director.

     Proxies for shares of MCT common stock may be submitted by completing and mailing the enclosed proxy card that accompanies this document. To submit a proxy, holders of MCT common stock should complete, sign, date and mail the proxy card as instructed on the card.

     If an executed proxy card is returned and the shareholder has explicitly abstained from voting on any matter, the shares represented by the proxy will be considered present at the MCT shareholders meeting for determining a quorum and will count as votes cast on the matter but will not count as votes cast in favor of any proposal and, therefore, will have the same effect as a vote against the matter. Broker non-votes will be counted for purposes of determining whether a quorum exists at the MCT annual meeting, but will not be considered to have been voted on any matter and, will have the effect of a vote against the matter.

     If the enclosed proxy card is properly executed and returned to MCT in time to be voted at the MCT annual meeting, the shares represented by it will be voted as instructed. Executed proxies without instructions will be voted "FOR" each of the MCT proposals. If any other business is properly brought before the MCT annual meeting, one or more of the persons named in the proxy card will vote the shares represented by the proxy upon these matters as determined in their discretion. Such matters may include:

     o a motion to adjourn or postpone the meeting to another time or place for soliciting additional proxies in favor of the approval of each of the proposals; or

     o to permit the dissemination of information regarding material developments relating to the proposals or otherwise germane to the MCT annual meeting.

     Proxies including a vote against approval of the merger will not be voted for adjournment. If the MCT shareholders meeting is adjourned for any reason, the approval of any of the proposals may be considered and voted upon by shareholders at the subsequent reconvened meeting. All proxies will be voted in the same manner as they would have been voted at the original meeting, except for any proxies that have been properly withdrawn or revoked.

     A proxy may be revoked by:

     o filing with the Secretary of MCT, at or before the vote at the annual meeting, a written notice of revocation dated after date of the proxy;

     o signing a later proxy relating to the same shares and delivering it to the Secretary of MCT before the MCT annual meeting; or

     o    attending the MCT annual meeting and voting in person.

     Attendance at the MCT annual meeting, however, will not in and of itself revoke a proxy. All written notices of revocation and other communications about revocation of MCT proxies should be addressed to Micro Component Technology, Inc., 2340 West County Road C, St. Paul, Minnesota 55113-2528, Attention: Ms. Diane Nordenstrom, or hand delivered to the Secretary at or before the taking of the vote at the MCT annual meeting.

     The cost of soliciting proxies and mailing this document to stockholders for the MCT annual meeting will be borne by MCT. The cost of printing this document, however, will be borne 65% by MCT and 35% by Aseco. In addition to soliciting proxies by mail, proxies may be solicited personally or by telephone, facsimile, or other means of communications by directors, officers and employees of MCT. These persons will not be specifically compensated for these activities, but they may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by these persons. MCT will reimburse these brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with this solicitation.

     MCT has retained Georgeson & Company Inc. to aid in the solicitation of proxies from shareholders of MCT and to verify certain records related to the solicitations. Georgeson will receive a fee of $7,500 as compensation for its services and reimbursement for its related out-of-pocket expenses. MCT has agreed to indemnify Georgeson against certain liabilities.

                             ASECO SPECIAL MEETING

GENERAL


     This document is being furnished to stockholders of Aseco as part of the solicitation of proxies by the Aseco board of directors for use at a special meeting of the stockholders of Aseco to be held on January 31, 2000, at 10:00 a.m., local time, at the offices of Choate, Hall & Stewart, 36th Floor, Exchange Place, 53 State Street, Boston, Massachusetts 02109. This document and the enclosed form of proxy are first being mailed to stockholders of Aseco on or about December 30, 1999.


     The purposes of the Aseco special meeting are:

     *    to consider and vote upon the proposal to adopt the merger agreement;
          and

     * to transact any other business related to that proposal that may properly come before the Aseco special meeting and any adjournments. The Aseco board is not now aware of any other business.


     The close of business on December 16, 1999 has been fixed by the Aseco board as the record date for the determination of holders of shares of Aseco common stock entitled to notice of and to vote at the Aseco special meeting. At the close of business on the Aseco record date, there were 3,921,081 shares of Aseco common stock issued and outstanding held by approximately 105 holders of record. Holders of record of common stock on the Aseco record date are entitled to one vote per share of common stock.


     A majority of the outstanding shares of Aseco must vote in favor of the adoption of the merger agreement to approve the proposal.

RECOMMENDATION OF THE ASECO BOARD

     The Aseco board has unanimously approved the merger agreement and determined that the proposed merger is in the best interests of Aseco and its stockholders and recommends that the Aseco stockholders vote FOR the adoption of the merger agreement. The Aseco board has the right, in certain circumstances, to withdraw or modify its recommendation. See "The Merger Agreement -- Termination."

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

     A proxy card for use at the Aseco special meeting accompanies this document. Proxies may be solicited by using the mails and by means of personal interview, telephone and wire. The cost of soliciting proxies from the holders of Aseco common stock will be borne by Aseco except that the expenses incurred in connection with the printing of this document will be shared 35% by Aseco and 65% by MCT. Proxies may be solicited by officers and other employees of Aseco. Officers and other employees of Aseco will not receive additional compensation for the solicitation of proxies. Aseco will reimburse brokers, fiduciaries, custodians and other nominees for reasonable out-of-pocket expenses incurred in sending this document and other proxy materials to, and obtaining instructions relating to such materials from, beneficial owners of Aseco common stock. A holder of Aseco common stock may use his or her proxy if he or she does not attend the Aseco special meeting or wishes to have his or her shares voted by proxy even if he or she does attend the Aseco special meeting. The proxy may be revoked in writing by the person giving it at any time before it is exercised by notice of such revocation to the Secretary of Aseco, or by submitting a proxy having a later date, or by such person appearing at the Aseco special meeting and electing to vote in person. Attendance at the Aseco special meeting will not in itself constitute revocation of a proxy. All proxies validly submitted and not revoked will be voted in the manner specified in the proxies.

     Under the applicable provisions of the Delaware General Corporation Law and Aseco's charter documents, the presence, in person or by proxy, of holders of a majority in interest of the shares of Aseco common stock outstanding on the Aseco record date is necessary to create constitute a quorum of stockholders to take action at the Aseco special meeting. Shares which are present, or represented by proxy, at the Aseco special meeting will be counted toward a quorum regardless of whether the holder of the shares or proxy fails to vote on the merger agreement ("abstentions") or whether a broker with discretionary authority fails to exercise its discretionary authority to vote shares with respect to the merger agreement ("broker non-votes"). Only shares voted for the adoption of the merger agreement, and neither abstentions nor broker non-votes, will be counted as voting for adoption by the holders of Aseco common stock. As a consequence, abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement. For voting on any other proposals at the Aseco special meeting, abstentions and broker non-votes will not be deemed voting on these matters and therefore will not be counted as negative votes.

     Aseco has retained Financial Relations Board BSMG Worldwide to aid in the solicitation of proxies from shareholders of Aseco and to verify certain records related to the solicitations. Financial Relations Board BSMG Worldwide will receive a fee of $6,000 as compensation for its services and reimbursement for its out of pocket expenses. Aseco has agreed to indemnify Financial Relations Board, BSMG Worldwide against certain liabilities.

                                  THE MERGER

BACKGROUND OF THE MERGER

     The MCT board and management observed a number of consolidations occurring, and anticipated to occur, within the semiconductor capital equipment industry. They believe that, in order to keep pace with changes in that industry, it is necessary to develop the critical mass to provide economies of scale and to accelerate development of new products. Roger E. Gower, MCT's President and Chief Executive Officer, had been familiar with Sebastian J. Sicari, President and Chief Executive Officer of Aseco, for a number of years through mutual participation in trade shows and trade organizations. Mr. Gower had discussions on an informal basis with Mr. Sicari about combining the two companies approximately two and a half years ago.

     The Aseco board and management believed that, given the prolonged downturn in the semiconductor industry, critical mass was needed for it to remain competitive and to drive down operating costs while accelerating development of new products. Therefore, Aseco engaged Adams, Harkness & Hill, Inc. on October 8, 1998 as its financial advisor to undertake a review of its strategic alternatives to continuing as a stand-alone company, including the sale of Aseco or a portion of Aseco's assets to or combination with another company, and to find other companies that might have a potential interest in combining with or acquiring Aseco.


     Between October 1998 and March 1999, Adams, Harkness & Hill contacted or held discussions with six companies, not including MCT. Of the six companies, two were private and four were public and all were either small (under $100 million in market capitalization) or medium (between $100-$500 million in market capitalization) companies. Aseco entered into confidentiality agreements with three of the companies contacted during this period, and some of those companies received non-public information regarding Aseco, including projected financial information. Of the companies that entered into such confidentiality agreements, one submitted a proposal. This proposal was for only a portion of Aseco's business and was initially structured as an asset purchase to be paid for in the stock of the offeror. The proposed purchase price, payable in stock, represented a significant discount to Aseco's book value. This structure was not acceptable to Aseco, and although the offeror considered acquiring all of the equity interest of Aseco, that offer was withdrawn before agreement on price or the structure of the transaction was reached. During the period from October through March, at both regularly scheduled and special meetings, the Aseco board reviewed the activities of Adams, Harkness & Hill, including the contacts made with potentially interested parties, and discussed further various strategic opportunities for Aseco, including:

     * RECAPITALIZATION. Aseco's board considered a private placement of equity given that Aseco's stock price had declined during the downturn in the semiconductor capital equipment industry, heavily reducing Aseco's ability to seek capital from the public markets.

     * SALE OR MERGER OF ASECO. Aseco had already reduced its headcount by approximately 50% in response to reduced revenues and a series of quarterly losses. Further infrastructure cuts would not allow Aseco to support its installed base of equipment. Aseco's board believed that a merger offered opportunities for operational synergies which could reduce costs (due to redundancies) without hindering Aseco's ability to service customers and develop new products.

     * MANAGEMENT BUYOUT. After some preliminary analysis by senior management, a management buyout alternative did not seem viable given the then industry climate and the financing alternatives available at the time.


     Aseco's financial advisors contacted Mr. Gower to determine if he would like to meet with them and Mr. Sicari. On April 12, 1999, Mr. Gower and Mr. Sicari, along with Aseco's financial advisors, met in Boston, Massachusetts to conduct exploratory discussions regarding a possible strategic transaction. These discussions continued through May 1999.

     On June 14, 1999, Mr. Gower and Mr. Sicari met at the offices of Choate, Hall & Stewart, Aseco's counsel, in Boston. The parties agreed to share certain financial information with Adams, Harkness & Hill, for the purpose of deriving a range of possible valuations for Aseco. Mr. Gower proposed that any business combination be structured as a stock-for-stock merger. On June 29, 1999, Aseco renewed its engagement with Adams, Harkness & Hill as its financial advisor to undertake a review of Aseco's strategic alternatives.

     On July 14, 1999, Mr. Gower contacted Norman T. Hall of Alliant Partners and requested that his firm act as MCT's financial advisor in regards to a possible acquisition of Aseco. Also on July 14, 1999, Mr. Sicari updated the Aseco board concerning his discussions with Mr. Gower. On July 20, 1999 there was a call between Mr. Sicari and Mr. Gower along with Mr. Hall and Kevin Ainsworth from Alliant Partners. The purpose of the call was for background on Aseco and to set up meetings between Aseco and MCT to discuss a possible merger. Over the next few weeks, Mr. Gower and Mr. Sicari communicated via telephone and e-mail to discuss issues germane to the valuations of MCT and Aseco, respectively. On July 22, 1999, MCT and Aseco entered into a mutual non-disclosure agreement to permit confidential exchange of financial and other information.

     On July 29 and 30, 1999, Mary R. Barletta, Vice President and Chief Financial Officer and Robert E. Sandberg, Vice President, Sales and Aseco's financial advisors met with Mr. Gower, Jeffrey S. Mathiesen, MCT's Vice President and Chief Financial Officer, Mr. Hall and Mr. Ainsworth of Alliant Partners at the Minneapolis offices of Best & Flanagan, counsel to MCT. The purpose of this meeting was to begin financial due diligence. Mr. Sicari participated during the second day of these talks. The companies exchanged financial projections which were used by both companies' financial advisors as part of their evaluation and analysis process. The information was considered important in evaluating the respective value of each company. Each board relied on the financial analysis by their respective financial advisors which was based in part on these financial projections.


     On August 6, 1999, Mr. Sicari and Mr. Gower met at the offices of Aseco's legal counsel in Boston. Also participating in the meeting were Mr. Mathiesen from MCT, and Mr. Hall, Mr. Ainsworth, and Mr. Jevan Anderson from Alliant Partners. Ms. Barletta, Mr. Sandberg and Aseco's financial and legal advisors also attended. The parties reviewed product and financial synergies of the two companies and agreed on a schedule for financial and legal due diligence.

     On August 11, 1999, Mr. Sicari updated the Aseco board as to the status of its talks with MCT. Also on August 11, 1999, the MCT board reviewed a proposed term sheet and discussed with MCT's officers, financial advisors and counsel the continuing negotiation of the principal terms for the proposed transaction, and initiating drafting of a definitive agreement. Following these discussions, Mr. Gower contacted Mr. Sicari to clarify and resolve outstanding issues related to the proposed merger, including the acquisition price and the termination provisions in the draft merger agreement. On August 13, 1999, the representatives of MCT presented the representatives of Aseco with a revised term sheet for the transaction. The MCT board met again on August 18, 1999, together with its outside counsel and financial advisors to discuss the status of negotiations with Aseco. There were further negotiations between the parties and a further revision of a proposed term sheet was submitted by MCT to Aseco on August 20, 1999.

     During the initial discussions the parties discussed what the relative ownership interest of MCT shareholders and Aseco shareholders in the combined company should be. No agreement could be reached based on this approach. The parties then negotiated the total dollar value of Aseco based on a stock for stock merger. Although initially MCT had proposed a lower amount, the parties eventually agreed to value the acquisition of Aseco at $16.3 million. The parties agreed to calculate the exchange ratio from a formula based on the agreed acquisition valuation of $16.3 million, the average closing price for MCT stock for the 20 business days before the merger, and the number of outstanding shares of Aseco plus 709,152 shares representing the outstanding Aseco options.

     During the last part of August 1999 and into September 1999, Mr. Sicari and Mr. Gower had multiple telephone conversations discussing aspects of the proposed term sheet as the due diligence review of the respective companies continued. Legal and financial due diligence continued through September and each company and its respective advisors made site visits to review the other company's operations.

     On September 9, 1999, the Aseco board met at the offices of its legal counsel to review the status of the negotiations and the terms of the transaction. Aseco's legal and financial advisors each made presentations to the Aseco board. The Aseco board instructed members of Aseco management to continue negotiations with MCT along the lines discussed by the Aseco board.

     From September 13 through September 16, 1999, each of the parties reviewed drafts of a proposed merger agreement, and negotiation continued regarding various issues, including the determination of the exchange ratio and various closing conditions.

     On Friday, September 17, 1999, after the close of Nasdaq, the Aseco board and the MCT board met separately and each unanimously approved the merger. Prior to taking a vote at the Aseco board meeting, presentations were made to the board by Aseco's financial and legal advisors updating the Aseco board on the status of negotiations with MCT and informing the Aseco board that all substantive issues had been resolved. Aseco's legal advisor reviewed the terms of the proposed merger agreement with MCT. Aseco's financial advisor rendered its opinion that, as of September 17, 1999, based on and subject to the matters stated in the opinion, the merger consideration was fair to the Aseco stockholders from a financial point of view.

     At the MCT board meeting on September 17, 1999, Alliant Partners provided the MCT board with background concerning the terms of the transaction and valuation issues and rendered its opinion that, as of that date, the merger consideration was fair to the MCT stockholders from a financial point of view. MCT's management and counsel reviewed the terms of the proposed merger agreement and the financial and business impact of the proposed transaction.

     On the following day, September 18, 1999, all documentation, including Aseco's disclosure schedules, was finalized to the satisfaction of the designated officers and the merger agreement was signed by the parties. Immediately prior to the opening of the markets on Monday, September 20, 1999, the parties jointly announced that a definitive merger agreement had been entered into between MCT and Aseco.

REASONS OF MCT FOR THE MERGER

     The MCT board unanimously approved the merger agreement and the merger and unanimously recommends MCT shareholders approve the merger proposal.

     In reaching their determinations regarding the merger agreement and the proposals, the MCT board consulted with MCT management, as well as its financial and legal advisors, and considered the following factors:

     * the long-term interests of MCT and its shareholders, as well as the interests of MCT employees, customers, creditors, suppliers and the communities in which MCT operates, all of which the board felt would be benefited by the merger;

     * information concerning the business, earnings, operations, financial condition and prospects of MCT and Aseco, both individually and on a combined basis, including information with respect to the historic earnings performance of each company;

     * the expectation that the merger will provide the combined company with the economies of scale, geographic scope, product diversity and complementary research and development competencies to enable it to serve its customers better, which the board believed would allow the combined company to benefit, over the long run, from increased financial strength, and revenue;

     * the expectation that the merger will create a business of sufficient size to enable the combined company to compete more effectively against larger companies;

     * the presentations made by Alliant Partners at the August 11, August 18 and September 17, 1999 meetings of the MCT board, and the opinion of Alliant that, as of September 17, 1999, based on and subject to the matters reviewed with the MCT board, the proposed merger consideration was fair to MCT from a financial point of view. This opinion was considered together with the financial and other analyses presented to the MCT board by Alliant as supporting the decision to merge. A description of the opinion and the material financial analyses considered by Alliant in connection with its opinion are set forth below under " -- Opinion of MCT's Financial Advisor";

     * accretion/dilution analyses based on analysts' estimates that indicated that the effect of the merger would be slightly accretive to MCT earnings per share;

     * the uncertainties related to the integration of Aseco's business and the risks of diverting management's attention to the assimilation of operations and personnel of Aseco were considered by the board as possible detriments which might result from the merger;

     * the recent and historical trading prices of MCT common stock and Aseco common stock relative to those of other industry participants, and the potential for appreciation in the value of MCT common stock following the merger as supporting the decision to merge;

     * the relative ownership interests of MCT shareholders and Aseco stockholders in the combined company immediately following the effective time of the merger which was viewed as appropriate by the board;

     * the terms of the merger agreement, including that the merger will likely qualify as a tax-free reorganization for federal income tax purposes;

     * the proposed termination fee to be payable in certain circumstances, including the effect the termination fee may have on the ability of other parties to make competing business combination proposals with respect to Aseco which was considered by the board as a potential benefit;

     * the ability to complete the merger which was viewed as likely by the board;

     * the fact that Aseco stockholders will receive a premium over the market price for their stock at the time the merger was announced which was viewed as appropriate by the board; and

     * the acceleration of vesting of some outstanding Aseco stock options immediately before closing of the merger and the impact of severance arrangements for certain Aseco officers was considered by the board as additional costs of the proposed merger.

     In view of the wide variety of factors considered, the MCT board did not find it practicable to make, and did not make, specific assessments of, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching their determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the MCT board may have given different weights to different factors.

REASONS OF ASECO FOR THE MERGER

     In reaching its decision on September 17, 1999 to approve the merger agreement and recommend its adoption to the stockholders, the Aseco board consulted with Aseco's management and financial and legal advisers regarding the proposed merger and based its decision on a number of factors, including:

     * the opportunity for the combined company to eliminate redundant research and development projects associated with future products responsive to changes in packaging technology and to offer such new products in a shorter time-to-market;

     * possible economies of scale that could result from the combined company, including potential operating efficiencies and opportunities to enhance distribution and service to Aseco's domestic and international customers;

     * opportunities for cross-selling of products given the minimal overlap of both current products and current customer bases of each Aseco and MCT;

     * opportunities for growth in the business of Aseco resulting from the greater critical mass of the combined organization, including the greater combined sales and marketing capabilities and the increase in available capital resources;

     * concerns that the current market for semiconductor capital equipment favors and will continue to favor companies with sufficient critical mass to compete in an industry dominated by large companies that have greater access to liquidity, greater capacities to invest in research and development and larger installed customer bases across domestic and international markets;

     * the presentation made by Adams Harkness & Hill at the September 17, 1999 meeting of the Aseco board and its opinion that, as of that date, the proposed consideration to be received by the Aseco stockholders in the merger, taken as a whole, is fair to the Aseco stockholders from a financial point of view, as discussed under " -- Opinion of Aseco's Financial Advisor";

     * the Aseco board's review with its legal and financial advisers of the provisions of the merger agreement, including provisions which would not prevent Aseco from considering or the Aseco board from approving an alternative business combination proposal from a third party, as discussed under "The Merger Agreement -- No Solicitation";

     * the likelihood that MCT common stock received by Aseco stockholder as consideration in the merger will be tax-free for federal income tax purposes to its stockholders, as discussed under " -- Material Federal Income Tax Consequences";

     * historical and prospective financial information regarding MCT and presentations by Aseco's representatives as to their due diligence review of MCT's business and financial statements; and

     * the recent and historical trading prices of Aseco common stock and MCT common stock, as well as those of other industry participants, and the potential for appreciation in value of MCT common stock following the date of the merger agreement.

     The Aseco board also considered a number of other factors that could potentially arise in connection with the merger, including:

     * the risks associated with the value of the MCT common stock received as merger consideration as a result of

          (a) uncertainties related to the integration of the companies' businesses,

          (b) the possibility that the integration of the companies' businesses will unduly divert management's attention from the ongoing operations of the combined companies, and

          (c) possibilities that MCT's newest products will not be accepted by current or potential customers at the level currently forecast;

     * the possibility that the merger might not be consummated, including the risk that the announcement of the merger could result in decisions by customers to defer purchases of products or services of Aseco or MCT;

     * the likelihood that, and the terms on which, other entities might be interested in combining with Aseco if the merger agreement were not entered into; and

     * the interests of the officers and directors of Aseco in the merger, including the matters described under " -- Interests of Certain Persons in the Merger."

     The material information and factors considered by the Aseco board in its consideration of the merger are discussed above. In view of the wide variety of factors considered, the Aseco board did not find it practicable to make, and did not make, specific assessments of, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the Aseco board may have given different weights to different factors.

OPINION OF MCT'S FINANCIAL ADVISOR

     MCT engaged Alliant Partners to act as its exclusive financial advisor in connection with the evaluation of the merger based on the terms and conditions of the merger agreement. Alliant Partners, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in mergers and acquisitions, corporate restructurings, corporate partnerings, strategic alliances and valuations for corporate or other purposes. The management of MCT and the MCT board were familiar with Alliant Partners because Norman T. Hall, Managing Partner of Alliant Partners, and Alliant Partners and its predecessors have provided financial advisory services to MCT in the past. MCT also selected Alliant Partners as its financial advisor on the basis of its experience and expertise in transactions similar to the merger and its reputation as an investment banker in transactions involving technology companies.

     At the September 17, 1999 meeting of the MCT board, Alliant Partners delivered its opinion that, as of that date, the acquisition price was fair, from a financial point of view, to the stockholders of MCT. See "The Merger -- Background of the Merger." The acquisition price was determined pursuant to negotiations between MCT and Aseco with advice from Alliant Partners and Adams, Harkness & Hill, respectively. No limitations on the investigations made or procedures followed in rendering its opinion were imposed by MCT on Alliant Partners. The full text of Alliant Partners' written opinion to the MCT board which contains the assumptions made, matters considered and limitations of review by Alliant Partners, is attached as Appendix B, and is incorporated herein by reference and should be read carefully. The following summary of Alliant Partners' opinion is qualified by reference to the full text of the opinion, attached as Appendix B.

     In arriving at its opinion, Alliant Partners reviewed financial and other information that was publicly available or furnished to Alliant Partners by MCT and Aseco. Alliant Partners also reviewed internal financial reports and forecasts for MCT and Aseco prepared by their respective management and held discussions with members of the senior management of both MCT and Aseco regarding the historic and current business operations and future prospects of the merged entities, including their expectations for strategic benefits of the transaction. In addition, Alliant Partners:

     * compared financial data of Aseco with those of various other companies engaged in businesses Alliant Partners considered comparable and whose securities are traded in public markets,

     *    analyzed the acquisition premiums paid for similar companies,

     *    reviewed the overall risks presented by the business plan,

     * reviewed, to the extent publicly available, prices paid in certain other similar business transactions,

     *    reviewed the current market value of Aseco,

     * analyzed the relative contribution of each of MCT and Aseco to the merger,

     *    reviewed the merger agreement,

     * discussed the tax and accounting treatment of the merger with MCT and MCT's legal counsel and accountants, and

     * conducted other financial studies, analyses and investigations as Alliant Partners deemed appropriate.

     Alliant Partners assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information regarding MCT and Aseco provided to Alliant Partners by them and their representatives. Alliant Partners did not make any independent evaluation of MCT's or Aseco's businesses nor did Alliant Partners review any of their corporate records. For purposes of its opinion, Alliant Partners assumed that the merger will be qualified as a tax-free reorganization under the Internal Revenue Code for holders of MCT common stock and that the merger will be accounted for as a purchase transaction.

     Alliant Partners utilized five different methods to develop five separate indications of value for MCT. These indicators were considered equally important and were therefore averaged to create a range of values for MCT. The fairness opinion rendered by Alliant Partners on September 17, 1999 determined the transaction price to be fair to the holders of MCT common stock from a financial point of view.


     RELATIVE CONTRIBUTION ANALYSIS. Alliant Partners considered the relative contribution of MCT and Aseco to the combined company. Historical and projected financial performance was considered, including revenue, gross profits, operating income and net income for the income statements of both companies, as well as balance sheet factors for each company including: cash, working capital, total assets and book value. The relative contribution of each firm's financial factors was considered and averaged. The resulting contribution factors were applied to the current market capitalization of MCT to derive an indicator of value based on the relative contribution of MCT to the combined entity. This indicator of value in this case for Aseco was $25.3 million.

     PUBLIC COMPARABLES. Alliant Partners reviewed and compared selected historical and projected financial information of Aseco to corresponding financial information and ratios of publicly traded guideline companies that Alliant Partners deemed to be comparable in many respects to Aseco. This data and ratios included market value, revenue, net earnings, market value to historical revenues, market value to historical earnings and market value to projected earnings. The companies were selected because they are companies that sell and manufacture semiconductor handling and testing equipment. Companies used as comparables included Aetrium Inc., Cohu Inc., Cerprobe Corp. and inTest Corp. Consideration was also given to selecting smaller firms with revenues less than $135 million. Alliant Partners determined that the average multiple of revenue for the last twelve months for the guideline companies was 1.6. Alliant Partners discounted the Public Comparable Companies valuation multiples to adjust for Aseco's financial performance, the relative size of Aseco, the recent financial troubles of Aseco and for control of a company with publicly traded securities.


     RELATED INDUSTRY M&A TRANSACTIONS. Alliant Partners compared the proposed merger with selected comparable merger and acquisition transactions. These companies were selected because they are companies that manufacture semiconductor handling and testing equipment. These industry transactions included the acquisition of E.J. Systems by Aetrium Inc., the acquisition of Forward Systems Automation Inc. by Aetrium Inc., the acquisition of Advantek Inc.'s (handler division) by Aetrium Inc., the acquisition of Ultracision Inc. by Giga-Tronics Inc., the acquisition of Web Technology, Inc. by Aetrium Inc., the acquisition of Testdesign Corp. by InTest Corp., the acquisition of Hine Design Inc. by Asyst Technologies and the acquisition of Progressive System Technologies by Asyst Technologies, and the acquisition of Palo Alto Technologies, Inc. by Asyst Technologies. Analysis indicated that the selected transactions had an average market cap to revenue multiple of 1.3. Alliant Partners discounted the Public Comparable Companies valuation multiples to adjust for the recent financial troubles of Aseco and also attached a liquidity premium for acquisition control of a company with publicly traded securities. This resulted in an average market cap to revenue ratio of .94. Earnings based multiples were not applicable because of Aseco's historical losses, and multiples based on book value are typically not considered material in mergers and acquisitions of technology companies.


     DISCOUNTED CASH FLOW ANALYSIS. Aseco provided Alliant Partners with a projection of cash flows for Aseco through the fiscal year 2002. These projections, and a going concern value for Aseco in the fiscal year 2002 were discounted to provide a present value for Aseco. The discount factor was developed using a "build-up method".

     Using this method, a discount factor is developed by adding the following four factors:

     * The interest rate on long-term government bonds. This is used to represent a "risk-free" interest rate. This was published in the WALL STREET JOURNAL on September 3, 1999 as 6.1%.

     * The long-term rate of return expected for equity securities above the "risk-free" rate. The rate published in IBBOTSON ASSOCIATES SUMMARY OF RETURN STATISTICS AND RISK PREMIUM SERIES (1926-1987), Pratt is 8.3%

     * A factor to represent the risk associated with small companies above and beyond the return on equity securities. This was reported in the IBBOTSON ASSOCIATES SUMMARY as 3.7%.

     * An additional 3%, which is a discretionary factor added to represent, in Alliant's Judgment, the additional risk associated with investing in this particular company.

     This resulted in a discount factor of 21%. The going concern value was developed by capitalizing the projected fiscal 2002 cash flow using a capitalization rate of 11%. This resulted in a calculated present value for Aseco of $20.8 million.


     ACQUISITION VALUATION. This fifth method was used as a comparison, but not used as a direct component for the valuation of Aseco. Alliant Partners analyzed Aseco's current market value, based upon the twenty-day average closing stock price, and the premium that would be paid to acquire Aseco. Alliant Partners compared this control premium to the average control premium paid in the first quarter of 1999 based upon Mergerstat, which was 33%. Since the premium being paid for Aseco was less than this average, the premium was deemed reasonable for the MCT shareholders.

     The results for these valuation methods were all greater than the transaction consideration for Aseco and were within a reasonable range of one another. Since the transaction consideration is less than the resulting valuation, it was determined that the price was fair to the holders of MCT common stock from a financial point of view.

     While the foregoing summary describes the analyses and examinations that Alliant Partners deemed material to its opinion, it is not a comprehensive description of all analyses and examinations actually performed. The preparation of a fairness opinion necessarily is not susceptible of partial analysis or summary description. Alliant Partners believes that this analysis, and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all of these analyses and factors, would create an incomplete view of the analyses set forth in its presentation to the MCT board. In addition, Alliant Partners may have deemed various assumptions more or less probable than other assumptions, so that the ranges or valuations resulting form any particular analysis should not be taken to be Alliant Partners' view of the actual value of MCT, Aseco or the combined company.

     In performing its analyses, Alliant Partners made numerous assumptions about industry performance, general business and economic conditions and other matters, many of which are beyond the control of MCT or Aseco. The analyses performed by Alliant Partners do not necessarily indicate actual values or actual future results, which may be significantly more of less favorable than suggested. The analyses were prepared solely as part of Alliant Partners' analysis of the fairness of the merger to the stockholders of MCT from a financial point of view and were provided to the MCT board in connection with the delivery of Alliant Partners' opinion. The analyses are not appraisals and do not reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Alliant Partners used in its analyses various projections of results of operations prepared by the management of MCT and Aseco and by research analysts of third party brokerage firms. The projections are based on numerous variables and assumptions that are inherently unpredictable. Accordingly, actual results could vary significantly from those in the projections.

     As described above, Alliant Partners' opinion and presentation to the MCT board were among the many factors taken into consideration by the MCT board in making its determination to approve, and to recommend that MCT's stockholders approve the merger. Alliant Partners rendered the September 17, 1999 fairness opinion based on a purchase accounting method for the transaction. This opinion concluded that the acquisition price was fair to the MCT shareholders from a financial point of view.

     For acting as MCT's financial advisor in connection with the merger, MCT has agreed to pay Alliant Partners a fee of $375,000 as follows:

     1.   $50,000 at inception;

     2.   $75,000 due upon Alliant Partners' delivery of its fairness opinion;
          and

     3. the remainder due upon consummation of the merger. MCT has also agreed to reimburse Alliant Partners for its reasonable out-of-pocket expenses.

     In addition, certain principals of Alliant Partners may own shares of common stock of MCT and Aseco.

     The full text of Alliant Partners' opinion, dated September 17, 1999 and delivered by Robert Horstmeyer of Alliant Partners, which contains the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Alliant Partners in rendering its opinion, is attached as Appendix B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Alliant Partners' opinion is addressed to the MCT board and is directed only to the fairness from a financial point of view, as of September 17, 1999, of the acquisition price and is not a recommendation to any MCT stockholder as to how such stockholder should vote on the merger.

OPINION OF ASECO'S FINANCIAL ADVISOR

     After Adams, Harkness & Hill assisted Aseco during its negotiations with MCT, Aseco asked Adams Harkness & Hill in its role as financial advisor to Aseco's board of directors, to render an opinion to Aseco's board as to the fairness to Aseco's stockholders, from a financial point of view, of the consideration to be received by such stockholders under the merger agreement.

     On September 17, 1999, Adams, Harkness & Hill delivered its opinion to Aseco's board that, as of that date and based upon and limited by the assumptions, limitations and qualifications in that opinion, the consideration to be received by holders of Aseco's common stock was fair, from a financial point of view, to such stockholders. Adams, Harkness & Hill reconfirmed its September 17, 1999 opinion by delivery of a written opinion dated September 19, 1999.

     A copy of Adams, Harkness & Hill's September 19, 1999 opinion is attached as Exhibit C to this document. You should read this opinion for the assumptions made, the procedures followed, the matters considered and the limits of the review made by Adams, Harkness & Hill. Adams, Harkness & Hill prepared its opinion for Aseco's board. Adams, Harkness & Hill's opinion addresses only the fairness, from a financial point of view, of the consideration to be received by Aseco's stockholders under the merger agreement. Adams, Harkness & Hill's opinion is not a recommendation to any stockholder as to how such stockholder should vote on the merger.

     Although subsequent developments may affect this fairness opinion, Adams, Harkness & Hill does not have any obligation to update, revise or reaffirm its fairness opinion, other than if requested by Aseco pursuant to the terms of Adams, Harkness & Hill's engagement. Adams, Harkness & Hill expressed no opinion as to:

     * the price at which either company's common stock will actually trade at any time;

     * the potential benefits, if any, of the merger to the Aseco stockholders, compared to the potential benefits, if any, of other business strategies being considered by Aseco's board; or

     *    the decision of Aseco's board to proceed with the merger.

     In arriving at its opinion, Adams, Harkness & Hill:

     * reviewed Aseco's Annual Reports, Reports on Form 10-K and related financial information for the three fiscal years ended March 28, 1999, and Aseco's Report on Form 10-Q and the related financial information for the three month period ending June 27, 1999;

     * reviewed MCT's Annual Reports, Reports on Form 10-K and related financial information for the three fiscal years ended June 26, 1999;

     * analyzed certain internal financial statements and other financial and operating data concerning Aseco prepared by the management of Aseco and MCT;

     * conducted due diligence discussions with members of senior management of Aseco and MCT, and discussed with members of senior management of Aseco and MCT their views regarding future business, financial and operating benefits arising from the merger;

     * reviewed the historical market prices and trading activity for the common stock and compared them with those of publicly traded companies Adams, Harkness & Hill deemed to be relevant and comparable to Aseco and MCT;

     * compared the results of operations of Aseco and MCT with those of companies Adams, Harkness & Hill deemed to be relevant and comparable to Aseco and MCT;

     * compared the financial terms of the merger with the financial terms of other mergers and acquisitions Adams, Harkness & Hill deemed to be relevant and comparable to the merger;

     * participated in discussions among representatives of Aseco and MCT and their advisors;

     *    reviewed the merger agreement; and

     * reviewed other financial studies and analyses and performed other investigations and took into account other matters which Adams, Harkness & Hill deemed necessary, including Adams, Harkness & Hill's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Adams, Harkness & Hill relied on the accuracy and completeness of all information that was publicly available, supplied or otherwise made available to it by or on behalf of Aseco and MCT. Adams, Harkness & Hill did not assume any responsibility to independently verify this information. Adams, Harkness & Hill assumed, with Aseco's consent, that the financial forecasts it examined were reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of the managements of Aseco and MCT as to the future performance of Aseco and MCT. Adams, Harkness & Hill also relied upon assurances of the management of Aseco and MCT that they were unaware of any facts that would make the information or financial forecasts provided to Adams, Harkness & Hill incomplete or misleading. Adams, Harkness & Hill did not undertake an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Aseco or MCT, nor was it furnished with any such evaluations or appraisals. Adams, Harkness & Hill also assumed the following, with Aseco's consent:

     * the merger will be accounted for under the purchase accounting treatment;

     *    the merger will qualify as a tax-free reorganization; and

     * any material liabilities, whether contingent or otherwise, of Aseco and MCT were as stated in the consolidated financial statements of Aseco and MCT.

     The Adams, Harkness & Hill opinion is based upon economic, monetary and market conditions existing on the date of the opinion.

     The following paragraphs summarize the significant analyses performed by Adams, Harkness & Hill in arriving at the Adams, Harkness & Hill opinion.

     HISTORICAL STOCK PERFORMANCE -- Adams, Harkness & Hill reviewed the recent stock price performance (for the period disclosed below) of Aseco and MCT and compared that performance with the performance for the same period of a group of comparable semiconductor capital equipment companies comprised of the following (which constitute the Semiconductor Capital Equipment Group shown in the second table below):



     Aetrium, Inc.                             inTest Corporation
     Cerprobe Corporation                      LTX Corporation
     Cohu, Inc.                                Photronics, Inc.
     Credence Systems Corporation              Quad Systems Corporation
     DuPont Photomasks, Inc.                   Teradyne, Inc.
     Electroglas, Inc.

     Adams, Harkness & Hill also compared Aseco's and MCT's stock price performance to the Standard and Poors' 500 Index, NASDAQ Index, and Russell 2000 Index. The following table presents the change in the stock prices for these groups, as compared to the change in stock prices for the Aseco common stock and the MCT common stock, over the period from September 15, 1997 to September 16, 1999.


                                                        PERCENTAGE
                                                          CHANGE
                                                       -----------
     Standard and Poors' 500 Index .................       +43.3%
     NASDAQ Index ..................................       +71.6%
     Russell 2000 Index ............................        -2.3%
     Semiconductor Capital Equipment Group .........       +20.8%
     MCT common stock ..............................       +15.6%
     Aseco common stock ............................       -81.0%

     RELATIVE CONTRIBUTION ANALYSIS -- Adams, Harkness & Hill analyzed the pro forma contribution of each of Aseco and MCT to the combined company assuming consummation of the merger and based on estimates from management of both companies. The following table presents Aseco's contribution to the combined company on a projected revenue, gross profit, operating income, and net income basis for calendar year 2000 and calendar year 2001.


                 CONTRIBUTION OF ASECO TO THE COMBINED COMPANY

                                    CALENDAR YEAR     CALENDAR YEAR
                                   2000 PROJECTED     2001 PROJECTED
                                  ----------------   ---------------
     Revenue ..................          42.4%             33.3%
     Gross Profit .............          39.3%             30.1%
     Operating Income .........          33.3%             27.2%
     Net Income ...............          33.2%             26.8%

     These figures were compared to the pro forma fully-diluted ownership of the combined company by Aseco stockholders of 30% implied by the merger.

     SELECTED PUBLICLY TRADED COMPANY ANALYSIS. Using publicly available information, Adams, Harkness & Hill analyzed the trading multiples of 11 publicly traded companies in the semiconductor capital equipment and test handler industries, including:

     *    Aetrium, Inc.;

     *    Cerprobe Corporation;

     *    Cohu, Inc.;

     *    Credence Systems Corporation;

     *    DuPont Photomasks, Inc.;

     *    Electroglas, Inc.;

     *    inTest Corporation;

     *    LTX Corporation;

     *    Photronics, Inc.;

     *    Quad Systems Corporation; and

     *    Teradyne, Inc.

     For each company, Adams, Harkness & Hill analyzed:

     * the stock price, equity value and enterprise value as of September 16, 1999, where enterprise value is defined as the equity value plus the book value of debt and preferred stock less cash and marketable securities;

     * the equity value as a multiple of book value and prior twelve months net income;

     * the enterprise value as a multiple of revenues for the prior twelve months;

     * the stock price as a multiple of earnings per share for the calendar years 1999 and 2000, where the earnings per share estimates were based upon First Call Research Network consensus research analyst estimates; and

     * certain operating statistics such as gross margin, operating margin and net margin.

     The following table presents, as of September 16, 1999, the mean of trading and operating metrics for the Semiconductor Capital Equipment Peer Group compared to the values indicated for Aseco and MCT:



                                                                                          MEAN OF SEMICONDUCTOR
                                                                                            CAPITAL EQUIPMENT
                                                       ASECO                MCT                PEER GROUP
                                                ------------------   -----------------   ----------------------
Market Capitalization .......................      $      13.2m         $     41.1m             $   590.1m
Enterprise Value ............................      $      13.4m         $     39.2m             $ 1,122.3m
CY99 P/E Multiple ...........................               Not                 Not                  49.2X
                                                     Meaningful          Meaningful
CY00 P/E Multiple ...........................             15.6X                9.1X                  19.9X
Market Capitalization/Last Twelve Months                   0.8X                2.7X                   2.8X
 Revenue ....................................
Market Capitalization/Book Value ............              1.4X                5.9X                   3.3X
Enterprise Value/Last Twelve Months
 Revenue ....................................              0.8X                2.6X                   2.6X
Enterprise Value/Book Value .................              1.4X                5.6X                   3.1X
Last Twelve Months Revenue ..................      $      17.3m         $     15.2m             $   200.7m
Last Twelve Months Gross Margin .............              +4.0%              +50.3%                +33.6%
Last Twelve Months Operating Margin .........             -69.9%               -9.5%                -12.5%
Last Twelve Months Net Margin ...............             -68.1%               -9.7%                -11.5%

     No company utilized in the peer group comparison analysis as a comparison is identical to Aseco or MCT. In evaluating the peer groups, Adams, Harkness & Hill made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond control of Aseco and MCT, such as the impact of competition on the business of Aseco and MCT and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Aseco or MCT or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean) is not in itself a meaningful method of using peer group data.

     SELECTED MERGER AND ACQUISITION TRANSACTIONS ANALYSIS. Using publicly available information, Adams, Harkness & Hill analyzed the implied transaction multiples paid in 14 selected transactions in the semiconductor and semiconductor capital equipment industries since 1996.


     (1)  the acquisition of E.J. Systems by Aetrium, Inc. on January 18, 1996;
     (2) the acquisition of Silicon Valley Test & Repair, Inc. by Cerprobe Corporation on January 15, 1997;
     (3) the acquisition of Dynamotion ATI Corporation by Electro Scientific Industries, Inc. on January 21, 1997;
     (4) the acquisition of Forward Systems Automation, Inc. by Aetrium, Inc. on March 4, 1997;
     (5) the acquisition of Chip Star, Inc. by Electro Scientific Industries, Inc. on June 26, 1997;
     (6) the acquisition of Fusion Systems Corporation by Eaton Corporation on June 30, 1997;

     (7) the acquisition of Vitronics Corporation by Dover Corporation on September 3, 1997;
     (8) the acquisition of Vanguard Automation, Inc. by Robotic Vision Systems, Inc. on October 31, 1997;
     (9) the acquisition of the Handler Division of Advantek, Inc. by Aetrium, Inc. on November 10, 1997;
     (10) the acquisition of Applied Intelligent Systems, Inc. by Electro Scientific Industries, Inc. on December 2, 1997;
     (11) the acquisition of RF Power Products by Advanced Energy Industries, Inc. on October 8, 1998;
     (12) the acquisition of Lumonics, Inc. by General Scanning, Inc. on October 28, 1998;
     (13) the acquisition of Micrion Corporation by FEI Corporation on December 3, 1998;
     (14) the acquisition of AG Associates by Steag AG on January 19, 1999.


     Adams, Harkness & Hill also reviewed statistics for completed U.S. mergers and acquisitions transactions. The following table presents the implied premium to offer price based on the closing price of the relevant stock 1 day, 1 week and 1 month prior to the announcement for the 7,523 mergers and acquisitions transactions completed in the U.S. between September 15, 1998 and September 15, 1999:



                                               IMPLIED PREMIUM
                                               TO OFFER PRICE
                                              ----------------
     1 day prior to transaction ...........         36.99%
     1 week prior to transaction ..........         44.55%
     1 month prior to transaction .........         53.63%

     The following table presents comparable information for the implied premium for the merger of Aseco with MCT assuming that the closing price of MCT common stock on the effective date was equal to the average closing price of MCT common stock for the twenty trading days preceding September 17, 1999:


                                               IMPLIED PREMIUM
                                               TO OFFER PRICE
                                              ----------------
     1 day prior to transaction ...........           2%
     1 week prior to transaction ..........          13%
     1 month prior to transaction .........          67%

     The following table presents comparable information for the implied premium for the merger of Aseco with MCT assuming that the closing price of MCT common stock on the effective date was $5.563 (the actual closing price of MCT common stock on September 17, 1999):


                                               IMPLIED PREMIUM
                                               TO OFFER PRICE
                                              ----------------
     1 day prior to transaction ...........           25%
     1 week prior to transaction ..........           38%
     1 month prior to transaction .........          103%


     For each acquisition, Adams, Harkness & Hill analyzed:

     * the equity purchase price and implied enterprise value at the date of announcement;

     * the implied enterprise value as a multiple of revenues and earnings before interest and taxes for the twelve months prior to announcement of the transaction; and

     * the premium to target share price one day, one week and one month prior to the announcement of the transaction.

     No transaction utilized in the "Selected Merger and Acquisition Transactions Analysis" is identical to the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning differences in financial and operating characteristics of Aseco and other factors that could affect the public trading value of the companies to which it is being compared. In evaluating the selected publicly traded companies and selected merger and acquisition transactions, Adams, Harkness & Hill made judgments and assumptions about industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Aseco, such as the impact of competition on Aseco and the industry generally, industry growth and/or technological change and the absence of any adverse material change in the financial conditions and prospects of Aseco or in the industry or the financial markets in general. Mathematical analysis (such as determining the mean and median) is not, in itself, a meaningful method of using comparable company data.

     The summary set forth above is not a complete description of the analyses performed by Adams, Harkness & Hill but describes, in summary form, all material analyses performed by Adams, Harkness & Hill and the principal elements of the presentation of Adams, Harkness & Hill to Aseco's board at the time of the delivery of Adams, Harkness & Hill's opinion. The preparation of a fairness opinion involves determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by Adams, Harkness & Hill was carried out in order to provide a different perspective on the acquisition and add to the total mix of information available. Adams, Harkness & Hill did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness, from a financial point of view. Rather, in reaching its conclusion, Adams, Harkness & Hill considered the results of the analyses in light of each other and did not place particular reliance or weight on any individual analysis and ultimately reached its opinion based on the results of all analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized above, Adams, Harkness & Hill believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinions. The analyses performed by Adams, Harkness & Hill do not necessarily indicate actual values or future results, which may be significantly more or less favorable than suggested by these analyses.

     Adams, Harkness & Hill is an internationally recognized investment banking firm and was selected by Aseco based on Adams, Harkness & Hill's experience and expertise, as well as its familiarity with Aseco. Adams, Harkness & Hill regularly engages in the valuation of businesses and their securities in mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Adams, Harkness & Hill has advised Aseco that, in the ordinary course of business, Adams, Harkness & Hill and its affiliates may actively trade or hold the securities of Aseco and MCT for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. Adams, Harkness & Hill has, in the past, performed investment banking and other services for Aseco, including lead managing its initial public offering of common stock on September 16, 1993 for which Adams, Harkness & Hill received usual and customary compensation. Adams, Harkness & Hill also served as financial advisor to Aseco in conjunction with the acquisition of Western Equipment Developments (Holdings) Ltd. on May 23, 1997. In addition, Adams, Harkness & Hill and its affiliates may in the future provide investment banking services to MCT.

     For acting as Aseco's financial advisor, Aseco had agreed (according to contract dated June 29, 1999) to pay Adams, Harkness & Hill fees as follows: (i) $250,000 for delivery of its fairness opinion, of which $200,000 may be deferred at Aseco's option until the closing of the transaction and (ii) upon closing of the transaction, a fee in an amount equal to 2% of the aggregate consideration. Actual fees to be paid to Adams, Harkness & Hill are subject to a cap as described in the merger agreement. Aseco has also agreed to reimburse Adams, Harkness & Hill for its reasonable out-of-pocket expenses.

                  INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Aseco board, you should be aware that certain members of the Aseco board and Aseco management have interests in the merger that are generally different from your interests. The Aseco board was aware of these interests and considered them in approving the merger agreement.

     ASSUMPTION OF STOCK OPTIONS The merger agreement provides that MCT will assume the obligation to issue shares upon the exercise of Aseco stock options, including those options held by Aseco directors and executive officers, at the same exchange ratio as used for the outstanding Aseco common stock, as described in "The Merger Agreement -- Options". The exercise price of each option to purchase MCT common stock will also be adjusted correspondingly, as described in "The Merger Agreement -- Options." As of November 23, 1999, the record date of the Aseco special meeting, the directors and executive officers of Aseco, as a group, held options to purchase 784,237 shares of Aseco common stock at prices ranging from $0.75 to $3.41 a share, with a weighted average exercise price of $0.86 per share, as shown in the table below and discussed in more detail in "Severance and Separation Arrangements with Directors" and "Severance Arrangements with Executive Officers." The estimated value assumes exercise of an option which vest prior to or upon the merger calculated based on the market price of $3.125 of Aseco's shares on November 23, 1999.

     As of November 23, 1999:



                                           VESTED SHARES      UNVESTED SHARES     WEIGHTED AVERAGE
                                            IMMEDIATELY           TO VEST          EXERCISE PRICE     ESTIMATED
DIRECTORS AND EXECUTIVE OFFICERS          PRIOR TO MERGER       UPON MERGER          PER SHARE         VALUE**
---------------------------------------- -----------------   -----------------   -----------------   ----------
Sebastian J. Sicari, Director, President
 and Chief Executive Officer ...........       155,863            118,138             $  .76          $648,350
Mary R. Barletta, Vice President
 and Chief Financial Officer ...........        36,131             47,709             $  .76          $197,919
Robert L. Murray, Vice President,
 Worldwide Customer Support ............        10,938             24,263             $  .77          $ 83,000
Robert E. Sandberg, Vice President,
 Sales .................................        12,595             19,631             $  .76          $ 76,236
Richard S. Sidell, Vice President
 and Chief Technologist ................        10,000             35,000             $  .78          $105,675
Phillip J. Villari, Vice President,
 Engineering and Manufacturing
 Operations ............................        27,406             63,594             $  .76          $215,525
Non-Employee Directors
 as a group ............................       213,031*               N/A             $ 1.10          $439,969

------------------
 *The final calculation will be based on the closing price of Aseco common stock the day prior to the effective date of the merger; these pro forma numbers are based on a fair market value of Aseco common stock as of September 17, 1999, the date of the Aseco board meeting approving the merger agreement.

**Based on the closing trading price of Aseco's common stock on November 23,
  1999

SEVERANCE AND SEPARATION ARRANGEMENTS WITH CERTAIN DIRECTORS

     Mr. Sicari is a party to a severance agreement with Aseco which provides, in part, that Aseco will pay Mr. Sicari severance equal to twenty-four months of base salary, two times the average of the annual bonus amounts paid to him for each of the two previous fiscal years and will provide twenty-four months of continued life and health insurance benefits if Aseco terminates his employment for any reason other than for cause following a change of control. Mr. Sicari's severance agreement further provides that any unvested options to purchase Aseco common stock held by him will vest and become fully exercisable in the event of a change of control. If Mr. Sicari's employment is terminated without cause, all stock options held by him may be exercised at any time before the earlier of the expiration date of the applicable option or three years from the date of his termination. It is expected that Mr. Sicari's employment will be terminated and that he will be entitled to these severance benefits and his stock options will vest and become exercisable. Mr. Sicari has agreed to accept registered MCT common stock valued at $400,000 instead of cash in full satisfaction of the base salary and annual bonus components of his severance arrangements. In connection with the merger, Mr. Sicari has agreed to shorten the period in which he may elect to exercise his stock options from three years to 18 months following the effective date of the merger and will lose any vested but unexercised options remaining at the end of this period. Mr. Sicari will become a director of the combined company within 30 days after the effective time of the merger.

     Mr. Archer, the chairman and a director of Aseco, is a party to a separation agreement with Aseco, for which Aseco has accrued certain severance and retirement benefits. The agreement provides, in part, that in the event of a change of control, Aseco will pay Mr. Archer the remaining benefits under this agreement. It is expected that this amount will total approximately $300,000 if the merger is effective on or prior to January 31, 2000. Mr. Archer has agreed to accept registered MCT common stock valued at the amount of this lump sum payment instead of cash. Aseco has agreed further that Mr. Archer can exercise his stock options at any time before the earlier of the expiration date of the applicable option or August 11, 2001. Mr. Archer has agreed to shorten the period in which he may elect to exercise his stock options to within six months following the effective date of the merger and will lose any vested but unexercised options remaining at the end of that period.

SEVERANCE ARRANGEMENTS WITH EXECUTIVE OFFICERS (OTHER THAN MR. SICARI)

     Aseco's severance agreement with each of Messrs. Murray, Sandberg, Sidell, Villari and Ms. Barletta provides, in part, that Aseco will pay each of these executive officers severance equal to twelve months of base salary and will provide twelve months of continued life and health insurance benefits if Aseco terminates his or her employment for any reason other than for cause (including constructive termination) following a change of control of Aseco. Furthermore, each executive officer's severance agreement provides that any unvested options to purchase Aseco common stock held by each of these executive officers will vest and become fully exercisable in the event of a change of control.

EXCHANGE OF OPTIONS

     On September 17, 1999, the non-employee directors of Aseco (other than Mr. Archer whose options are dealt with in his separation agreement) agreed that, effective immediately prior to the merger, they would reduce the time period for exercising their options for purchasing (after giving effect to the merger) MCT common stock from no more than two years to within six months of the effective date of the merger. As a result of the shortened exercise period, options held by non-employee directors would be exchanged for that smaller number of new Aseco stock options which, when issued at the fair market value of Aseco common stock on the date immediately prior to the merger, will have no greater economic value than the current Aseco stock options, calculated according to the Black-Scholes model.

DIRECTORS AND OFFICERS

     Following the merger, Mr. Sicari, President and Chief Executive Officer and a director of Aseco, and another person to be designated by Aseco will become members of the MCT board. The other person has not yet been designated. It is expected that Messrs. Murray, Sandberg, Sidell and Villari, four of the executive officers of Aseco listed above, will be offered officer positions with MCT.


INDEMNIFICATION OF ASECO DIRECTORS AND OFFICERS

     Under Aseco's charter documents, Aseco is obligated to indemnify its current and former directors and officers against all liabilities by reason of their being or having served as a director or officer. Aseco also maintains directors' and officers' liability insurance covering these officers and directors in these capacities. Upon completion of the merger, MCT will become obligated to indemnify these officers and directors to an extent not materially less advantageous than they are now indemnified by Aseco. In addition, for three years following completion of the merger, MCT will maintain directors' and officers' liability insurance covering these directors and officers of at least $3 million dollars, which is less than the $5 million dollar coverage level currently maintained by Aseco.

                  MATERIAL FEDERAL INCOME TAX CONSIDERATIONS



     The following discussion summarizes the material federal income tax consequences of the merger under the Internal Revenue Code of 1986, existing IRS regulations (including final, temporary or proposed), and current administrative rulings and court decisions. All of these regulations, rulings and decisions are subject to change. This discussion is based on the advice of Best & Flanagan LLP and Choate, Hall & Stewart, tax counsel for MCT and Aseco, respectively, and also the tax opinion which has been rendered by Choate, Hall & Stewart. It is a condition to closing that a tax opinion from Best & Flanagan LLP be signed and delivered to MCT at the closing. The following discussion is intended only as a summary of the principal U.S. federal income tax consequences of the merger and is not a complete analysis or listing of all of the potential tax effects of the merger. This discussion is based on important assumptions and representations concerning the merger and the actions of the corporations and stockholders involved. Also, the following discussion does not address tax consequences arising under state, local, or foreign laws, and does not address the circumstances of special classes of taxpayers or the individual circumstances of taxpayers. For example, it does not address the U.S. Federal tax consequences of the merger for foreign persons, Aseco stockholders who acquired their Aseco common stock from the exercise of stock options or otherwise as compensation, holders of Aseco stock options, dealers in securities, banks, insurance companies, and tax-exempt organizations. EACH HOLDER OF ASECO COMMON STOCK SHOULD CONSULT A TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THE HOLDER'S OWN SITUATION, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, OR FOREIGN INCOME AND OTHER TAX LAWS. The following discussion is based upon federal income tax laws in effect on the date of this proxy statement/prospectus, which may change, possibly retroactively. Future legislation, regulations, administrative rulings, or court decisions may affect these expectations as to federal income tax consequences.


FEDERAL INCOME TAX CONSEQUENCES TO ASECO AND ASECO STOCKHOLDERS

     The merger has been structured with the intent that it qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Section 368(a) defines the categories of transactions that will qualify as reorganizations for purposes of the Internal Revenue Code. The opinion Aseco has received from Choate, Hall & Stewart states that:

     *    the merger qualifies as a reorganization under Section 368(a):

     *    Aseco will not recognize any gain or loss as a result of the merger;


     * Aseco stockholders will not recognize any gain or loss on the receipt solely of MCT common stock in exchange for their Aseco common stock in the merger; and

     * the tax basis of the MCT common stock received by an Aseco stockholder in exchange for Aseco common stock in the merger will equal the tax basis of the Aseco common stock surrendered in exchange therefor (excluding any basis allocable to fractional shares of MCT common stock for which cash is received).


     The Choate, Hall & Stewart tax opinion is based on and limited by assumptions and limitations as well as representations from MCT and Aseco. An opinion of counsel only represents counsel's best legal judgment, and has no binding effect or official status of any kind, and contrary positions may be taken by the IRS or a court. Neither MCT nor Aseco has requested or will request a ruling from the IRS on any of the U.S. federal income tax consequences of the merger.

     Holders of Aseco common stock who receive cash in the merger for fractional shares of MCT common stock will be treated, in each instance, as having received the fractional share and then as having received the cash in redemption of this fractional share. This deemed redemption will generally result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the tax basis of the holder's share of Aseco common stock allocable to the fractional share.

     Section 302 of the Internal Revenue Code provides general rules regarding the federal income tax treatment of corporate redemptions of stock. Section 302 treats cash or property distributed in specific qualifying redemptions of corporate stock as distributed in exchange for that stock. Distributions in redemption of corporate stock that do not qualify under Section 302 may be treated as dividends and taxed at ordinary income rates. Among the categories of redemptions that are treated as exchanges under Section 302 are those redemptions that are "not essentially equivalent to a dividend". A redemption of shares held by a stockholder with a minimal interest in a publicly held corporation who exercises no control over corporate affairs is generally considered to be "not essentially equivalent to a dividend" if the redemption results in any actual reduction of the stockholder's percentage stock ownership.

     Assuming that the deemed redemption of any fractional shares meets the test under Section 302, the holders of Aseco common stock will recognize gain or loss on the deemed redemption of any fractional shares of MCT common stock. That gain or loss generally will be capital gain or loss, provided that the holder's Aseco common stock was held as a capital asset at the time of the merger, and will be long-term capital gain or loss if the Aseco common stock has been held for more than one year. Long-term capital gain realized by an individual U.S. holder is generally subject to a maximum tax rate of 20%.


FEDERAL INCOME TAX CONSEQUENCES TO MCT

     Upon the advice of its counsel, Best & Flanagan LLP, MCT will not recognize any gain or loss as a result of the merger. It is a condition to closing that MCT receive an opinion from Best & Flanagan LLP to that effect at the closing. Additionally, Aseco's tax basis in its assets after the merger will be equal to Aseco's tax basis in such assets immediately prior to the time of the merger. Aseco's holding period in its assets after the merger will include the period during which Aseco held these assets prior to the merger.


OTHER TAX ISSUES

     A successful IRS challenge to the status of the merger as a reorganization under Section 368(a) would result in the Aseco stockholders being treated as if they sold their Aseco shares in a taxable transaction. If that happened, each Aseco stockholder would be required to recognize all of his or her realized gain or loss on the disposition of each of his or her Aseco shares equal to the difference between the Aseco stockholder's basis in the shares and the fair market value, as of the date the merger becomes effective, of the MCT shares received in exchange for Aseco shares, plus any cash received for fractional shares. That gain or loss would be treated as capital gain or capital loss for a stockholder if he or she held his or her Aseco shares as a capital asset at the time of the merger. In that event, an Aseco stockholder's aggregate basis in the MCT shares would be equal to their fair market value as of the effective time of the merger, and the Aseco stockholder's holding period for the MCT shares would begin the day after the merger.

                             ACCOUNTING TREATMENT

     The merger will be accounted for as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. Income (or loss) of the combined company will not include income (or loss) of Aseco before the completion of the merger. The total estimated purchase price relating to the merger has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on MCT's estimates of their respective fair values. To the extent this purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, MCT will allocate the purchase price to intangible assets that may include purchased in-process research and development, acquired technology, and other identified intangible assets with the remainder allocated to goodwill. While the amortization of acquired technology and other identified intangible assets and goodwill will have no effect on MCT's operating cash flow, this amortization may have an adverse effect on MCT's reported earnings per share. The allocation of purchase price may change pending a final analysis of the value of the assets acquired and liabilities assumed. The impact of these changes could be material and any increases in the amounts allocated to acquired technology and other identified intangible assets and goodwill resulting from changes could increase the negative effect of this amortization on MCT's earnings per share.

                               APPRAISAL RIGHTS

     Under Minnesota and Delaware law, no holder of MCT common stock or of Aseco common stock will be entitled to demand appraisal of, or to receive payment for, the shareholder's shares as a result of the merger.

                      NASDAQ LISTING OF MCT COMMON STOCK

     Prior to the merger, MCT will obtain approval to list on the Nasdaq National Market System the shares of MCT common stock to be issued in the merger and upon the exercise of the Aseco stock options. This listing is a condition to the completion of the merger. See "The Merger Agreement -- Conditions to Our Obligations to Complete the Merger."

                      FEDERAL SECURITIES LAW CONSEQUENCES

     The shares of MCT common stock received by Aseco stockholders in the merger generally will be freely transferable. Shares of MCT common stock received by persons who are affiliates of Aseco before the merger, however, may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Aseco generally include individuals or entities that control, are controlled by, or are under common control with, Aseco, and may include officers and directors as well as principal stockholders of Aseco.

     This document does not cover resales of MCT common stock received by any person.

                             THE MERGER AGREEMENT

THE MERGER

     The merger agreement provides for the acquisition of Aseco by MCT Acquisition, Inc., a wholly-owned subsidiary of MCT.

     The completion of the merger will take place as soon as practicable following the date when the last of the condition to the merger is satisfied or waived, or at any other time and date to which MCT and Aseco mutually agree in writing. As soon as practicable following the closing of the merger, MCT and Aseco will cause articles of merger to be filed with the Secretary of State of the State of Delaware. At that time, or at any other time that the parties may agree upon in writing, the merger will become effective.


MERGER CONSIDERATION

     As a result of the merger, your shares of Aseco common stock will be converted into:

     * a number of shares of MCT common stock determined by multiplying your number of shares of Aseco common stock times the exchange ratio, calculated as set forth below; plus

     * cash for any fractional shares of MCT common stock calculated using the exchange ratio.

     To obtain the number of shares of MCT stock for the merger, $16.3 million will be divided by the average closing sale price per share of MCT stock over the twenty trading days prior to the day of the closing. However, if this twenty day average price is less than $3.565, $3.565 will be used as the divisor and if this twenty day average price is more than $5.563, $5.563 will be used as the divisor. The exchange ratio will be computed by dividing that number of shares of MCT stock by the aggregate of the number of shares of Aseco stock outstanding immediately before the closing plus 709,152 shares to reflect shares reserved for Aseco options.

     For example, under this formula, if the transaction had closed on December 7, 1999, the exchange ratio would have been approximately 0.781 shares of MCT stock for every share of Aseco stock.

     The exchange ratio results from a formula based on the following three factors:

     *    the agreed acquisition valuation of $16.3 million;

     * the average closing price for MCT stock for the 20 business days before the merger; and

     * the number of outstanding shares of Aseco plus 709,152 shares representing the outstanding Aseco options.

     In this example, assuming the closing price of MCT stock on the effective date of the merger is the same as the 20-day average closing price, each Aseco shareholder will receive $3.52 worth of MCT stock for each share of Aseco. However, the effect of the limitations on the MCT stock price used to calculate the exchange ratio is that the dollar value of the MCT stock received by Aseco shareholders could be more or less than $3.52. If MCT's average stock price on the closing date is less than $3.565, then the dollar value of the MCT stock received for each Aseco share will be less than $3.52, and if MCT's stock price on the closing date is greater than $5.563, then the dollar value of MCT stock received will be greater than $3.52.

     The following table shows examples of possible exchange ratios using this formula at various MCT twenty day average stock price levels, and the number of outstanding shares for Aseco at December 7, 1999 which was 3,921,081.

                                 TOTAL MCT SHARES TO BE
        MCT TWENTY DAY        ISSUED TO ASECO SHAREHOLDERS
     AVERAGE STOCK PRICE    AND RESERVED FOR OPTION HOLDERS   EXCHANGE RATIO
     -------------------   --------------------------------   --------------
       $3.565 or below                4,572,230                    0.988
        4.25                          3,835,294                    0.828
        4.5062                        3,616,998                    0.781
        4.95                          3,292,929                    0.711
        5.563 or above                2,930,074                    0.633

     The merger consideration will be reduced if Aseco's expenses connected to this transaction exceed $650,000. The amount exceeding $650,000 will be deducted from the $16.3 million starting figure used in calculating the exchange ratio prior to calculation of the exchange ratio, which will reduce the number of MCT shares issued to Aseco shareholders.

EXCHANGE OF CERTIFICATES FOR SHARES

     As soon as practicable after the effective time of the merger, the exchange agent, Norwest Stock Transfer, Inc., will mail to each record holder of outstanding certificates that immediately before the effective time represented shares of Aseco common stock:

     * a letter of transmittal advising the holders that the merger has become effective, and

     * instructions for exchanging the Aseco certificates for the merger consideration.

     On surrender to the exchange agent of an Aseco certificate, together with any other required documents, the holder of the Aseco certificate will be entitled to receive a new certificate representing that number of whole shares of MCT common stock plus cash in lieu of any fractional shares and the Aseco certificate will be canceled.

     If the exchange of certificates representing shares of Aseco common stock is to be made to a person other than the person in whose name the surrendered Aseco certificate is registered,

     * the Aseco certificate must be properly endorsed or otherwise in proper form for transfer; and

     * the person requesting the exchange must have paid any required transfer and other taxes.

     Until properly surrendered, after the effective time of the merger each Aseco certificate will represent only the right to receive merger consideration. No interest will be paid or will accrue on the cash portion of the merger consideration payable on surrender of any Aseco certificate.

     Holders of Aseco common stock should not forward Aseco certificates to the exchange agent until they have received transmittal forms. Holders of Aseco common stock should not return Aseco certificates with the enclosed proxy.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties by both MCT and Aseco relating to,

     *    corporate organization and similar corporate matters;

     * authorization, execution, delivery, performance and enforceability of the merger agreement and related matters;

     * the absence of any material adverse changes as a result of entering into the merger agreement;

     *    capital structure;

     *    the accuracy of reports and financial statements filed with the SEC;

     * the absence of any adverse material suits, claims or proceedings and other litigation;

     *    compliance with applicable laws and agreements; and

     *    the absence of any undisclosed liabilities.

     The merger agreement also contains additional customary representations and warranties by Aseco relating to,

     *    material contracts and commitments;

     *    ownership of real property and material assets;

     *    environmental matters;

     *    tax matters;

     *    employee and labor matters;

     *    employee benefits;

     *    insurance matters;

     *    intellectual property;

     * the inapplicability of state takeover statutes to the merger and the merger agreement; and

     *    the amount of aggregate indebtedness.

CONTINUATION OF BUSINESS PENDING THE MERGER

     MCT and Aseco have each agreed that during the period from the date of the merger agreement until the closing of the merger, each company will

     * operate and maintain our businesses in the usual manner and in the ordinary course;

     *    not declare or pay any dividend or other distribution;

     * with some exceptions, not issue or sell any capital stock or rights to acquire capital stock;

     *    acquire assets only in the ordinary course; and

     *    not amend our charter documents.

     In addition, Aseco has agreed that in this period it will not:

     * incur additional debt, encumber any of its material assets or make any material commitments related to these assets, except in the ordinary course and after written notice to MCT;

     *    acquire any voting securities of MCT;

     *    make any tax election, except in the ordinary course;

     * make any payment to discharge or satisfy any lien or encumbrance or pay any obligation or liability other than as required by their terms and other than amounts not to exceed a specified amount;

     * increase the compensation payable to its officers, employees or agents, other than as required by existing employment arrangements or in the ordinary course;

     *    enter into any contracts or transactions with affiliates;

     * implement or amend any employee benefit plan or arrangement other than as required by applicable law or regulation;

     * make any capital expenditures, other than in the ordinary course, with exceptions;

     *    change its accounting methods, policies or practices; and

     * settle or compromise any material claims or litigation or, except in the ordinary course, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims.

     Further, Aseco has agreed to, in this period:

     * use its reasonable best efforts to preserve its business organization intact;

     * maintain its existing relations with customers, suppliers, employees and business associates;

     *    suspend participation in its employee stock purchase plan;

     *    rescind or modify certain stock grants and compensation actions;

     * amend or terminate its rights plan for its shareholders, or redeem the rights; and

     * amend non-employee director stock options to require exercise within six months of the merger.

     Aseco also has agreed to use its best efforts to obtain any required consent of any third party to the transactions contemplated by the merger agreement.

     MCT has agreed to appoint Mr. Sebastian J. Sicari and one other individual to be designated by Aseco to be appointed to its Board of Directors within thirty (30) days after completion of the merger.

NO SOLICITATION

     Aseco has agreed it will not solicit or initiate any proposal concerning a merger, business combination or similar transaction or the purchase of a material amount of its assets or equity securities. Aseco and the Aseco board may, however,

     *    provide information to anyone who has made an unsolicited proposal;

     * engage in any discussions with anyone who has made an unsolicited proposal;

     * withdraw or modify the approval or recommendation by the Aseco board of the merger agreement as a result of an unsolicited proposal; and

     * take actions to comply with specified rules under the Securities Exchange Act of 1934.

     The Aseco board may engage in the first three actions listed above only if it determines, after receipt of advice of counsel, that the action is required to comply with its fiduciary duties under applicable law.

     Aseco has agreed to notify MCT promptly of any proposals it may receive and to keep MCT informed of the principal terms (other than the identity of such interested party) relating to any proposal.

CONDITIONS TO THE OBLIGATIONS OF MCT, MCT ACQUISITION AND ASECO TO COMPLETE THE
 MERGER

     MCT, MCT Acquisition and Aseco will not be obligated to complete the merger unless the following conditions are satisfied:

     *    Aseco and MCT stockholders shall have approved the merger;

     * no law or ruling shall have been enacted or entered that prohibits the completion of the merger;

     * the shares of MCT common stock to be issued to Aseco stockholders shall have been authorized for listing on the Nasdaq National Market;

     * no action or other proceeding to prevent the closing of the merger shall be pending against us;

     * the registration statement of which this document forms a part shall have become and shall remain effective;

     * no condition shall have been imposed by any governmental entity which we determine would have certain specified material adverse effects on the merger;

     *    the delivery of fairness opinions by financial advisors.


     Compliance with these conditions may not be waived by MCT, MCT Acquisition or Aseco.


ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF MCT AND MCT ACQUISITION TO COMPLETE
 THE MERGER

     MCT and MCT Acquisition will not be obligated to complete the merger unless the following additional conditions are satisfied:

     * the representations and warranties of Aseco shall be true and correct as of the merger closing date, and Aseco shall have performed and complied with all material obligations and agreements required to be performed or complied with at before the merger closing date;

     * MCT shall have received an opinion of Aseco's counsel as to Aseco's corporate existence, authority to enter into the merger agreement and other standard matters;

     * MCT shall have received the other agreements specified in the merger agreement and a closing certificate from Aseco officers;

     * Aseco shall not have experienced material adverse financial changes in its business or results of operations, specified in the merger agreement;

     * Aseco shall have amended the severance agreements with Mr. Sicari and Mr. Archer to provide for payment of required severance amount in MCT common stock, rather than cash, and to require exercise of their stock options, on specified terms; and

     * MCT shall have received an opinion of its counsel as to the tax consequences of the merger to MCT.


     Compliance with these conditions may be waived by MCT and MCT Acquisition.


ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF ASECO TO COMPLETE THE MERGER

      Aseco will not be obligated to complete the merger unless the following additional conditions are satisfied:

     * the representations and warranties of MCT shall be true and correct as of the merger closing, and MCT shall have performed and complied with all material obligations and agreements required to be performed and complied with at or before the merger closing date;

     * Aseco shall have received an opinion of MCT's counsel as to MCT's corporate existence, authority to enter into the merger agreement, the validity of the shares to be issued to Aseco shareholders, and other standard matters;

     *    Aseco shall have received a closing certificate from an MCT officer;
          and

     * Aseco shall have received an opinion of its counsel as to the tax consequences of the merger to Aseco and its shareholders.


     Compliance with these conditions may be waived by Aseco.


TERMINATION

     The merger agreement may be terminated and the merger may be abandoned at any time by

     *    our mutual consent; or

     *    either of us if:

          *    the merger is not completed on or before February 28, 2000;

          * any order permanently prohibiting completion of the merger has become final and non-appealable;

          * at any time prior to the effective time of the merger, if all of the following conditions are met:

               (a) The terminating party is not in material breach of the merger agreement;

               (b) The terminating party's board of directors determines in good faith, with advice of financial and legal counsel, that its fiduciary duties require termination due to the receipt of a proposal from a third party to enter into a merger, exchange, sale of substantially all if its assets, or similar transaction;

               (c) The board of directors receives a written legal opinion of counsel that its fiduciary duties require termination; and

               (d) The terminating party promptly pays to the other party a $1 million termination fee.

     * The other party has materially breached any representation, warranty, covenant or agreement that is not cured.

LIQUIDATED DAMAGES

     The merger agreement provides that any party which fails to complete the merger in breach of the agreement must pay the other party liquidated damages of $1 million.

OPTIONS

     Existing Aseco stock options will become options to purchase MCT stock. The exercise price of the options will be adjusted by dividing the stated exercise price by the exchange ratio. The number of shares subject to the option will be adjusted by multiplying the stated number by the exchange ratio.

EXPENSES

     Each party will be responsible for payment of its own expenses incurred in connection with the merger agreement, except that MCT will pay 65% of any printing costs, and Aseco will pay 35% of such costs. Any expenses of Aseco which exceed $650,000 will directly reduce the $16.3 million merger consideration, dollar-for-dollar.

INDEMNIFICATION

     MCT has agreed to indemnify Aseco's current officers and directors against claims arising out of their tenure with Aseco, to the full extent which MCT would be permitted to indemnify its own officers and directors in similar circumstances. MCT has agreed to provide $3 million of officers' and directors' liability insurance coverage for these individuals for a period of three years following completion of the merger.

AMENDMENTS; WAIVER

     The merger agreement may be modified or amended only by our written agreement. A party may waive its rights under the merger agreement only in writing. The failure of any party to require performance of any provision of the merger agreement will not limit that party's right to enforce the provision. No waiver of any breach of any provision of the merger agreement will constitute a waiver of any subsequent breach of the provision or a waiver of the provision itself.

                             YEAR 2000 COMPLIANCE

     MCT and Aseco have each included detailed disclosure regarding Year 2000 compliance issues in their respective Forms 10-Q for the quarters ended in September 1999. This discussion is intended to supplement that in the Forms 10-Q.

     MCT has completed its contingency plan. MCT's worst-case scenario is that Year 2000 problems would render its computer systems operating its core business functions non-operational. In this event, MCT's contingency plan has identified alternative methods of operating and accomplishing these core business functions through the use of paper back-up files and manual information handling. This should minimize MCT's exposure to work slowdowns or business disruptions and any adverse effects on its results of operations.

     Aseco has completed its assessment of the Year 2000 compliance status of its significant suppliers and customers. To date, Aseco is not aware of any supplier or customer with a Year 2000 issue that would materially impact Aseco's operations, liquidity or capital resources. Aseco has contingency plans for certain critical applications. These contingency plans involve manual workarounds and adjusting staffing strategies. Otherwise, Aseco's state of readiness for Year 2000 has not changed since its most recent Form 10-Q.

                         UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements reflect the combination of MCT and Aseco and the issuance of MCT shares to Aseco shareholders. The unaudited pro forma condensed combined financial statements have been derived from audited consolidated financial statements of MCT and Aseco, which are incorporated in this document by reference. Aseco's fiscal year ends on the Sunday closest to the end of March.


     The unaudited pro forma condensed combined balance sheet as of September 25, 1999 was prepared as if the merger had occurred on that date. The unaudited pro forma condensed combined statements of operations for the three months ended September 25, 1999 and the year ended June 26, 1999 were prepared as if the transaction had occurred on June 28, 1998. To present the pro forma information for the fiscal year ended June 26, 1999, we have combined MCT's results for its fiscal year ended June 26, 1999 with Aseco's results for the nine months ended March 28, 1999, and the three months ended June 27, 1999.


     In addition to the stated purchase price of $16.3 million, the total purchase consideration includes approximately $1.2 million of identified severance of Aseco personnel and MCT transaction costs, of which $700,000 of severance costs will be paid in MCT common stock and the remainder will be paid in cash. The total estimated purchase price relating to the merger has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on MCT's estimates of their respective fair values. To the extent this purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, MCT will allocate the purchase price to intangible assets that may include purchased in-process research and development, acquired technology, and other identified intangible assets with the remainder allocated to goodwill. While the amortization of acquired technology and other identified intangible assets and goodwill will have no effect on MCT's operating cash flow, such amortization may have an adverse effect on MCT's reported earnings per share. The allocation of purchase price may change pending a final analysis of the value of the assets acquired and liabilities assumed. The impact of such changes could be material and any increases in the amounts allocated to acquired technology and other identified intangible assets and goodwill resulting from changes could increase the negative effect of the amortization on MCT's earnings per share.

     In the opinion of management of MCT, all adjustments necessary to present fairly the pro forma condensed combined financial statements have been made based on the proposed terms and structure of the transaction. MCT and Aseco, however, anticipate that changes in the composition of assets acquired and liabilities assumed will occur due to changes in the ordinary course of business of each company before the merger closing date. Pursuant to the merger agreement, MCT and Aseco are required to operate their businesses in the ordinary course until the merger closing date. As a result of the merger, however, Aseco will incur transaction costs approximating $650,000. Such costs will be expensed by Aseco on or before the merger closing date, and the tangible net assets of Aseco will be reduced by the amount of such costs. As a result, the portion of the purchase price allocated to tangible assets will decrease, likely resulting in the recognition of additional goodwill by the combined company.

     These unaudited pro forma condensed combined financial statements do not necessarily indicate what actual results would have been had the merger or issuance of MCT shares to Aseco shareholders occurred at the beginning of the period nor do they indicate the results of future operations of MCT and Aseco. The unaudited pro forma condensed combined financial statements do not reflect synergies that may be realized as a result of the merger. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and historical financial statements and notes to the financial statements of MCT and Aseco incorporated by reference in this document.

                              UNAUDITED PRO FORMA
                       COMBINED CONDENSED BALANCE SHEET
                                (IN THOUSANDS)


                                                               MCT          ASECO
                                                            SEP. 25,      SEP. 26,         PRO FORMA         PRO FORMA
                                                              1999          1999          ADJUSTMENTS        COMBINED
                                                          ------------   ----------   ------------------   ------------
                                       ASSETS
Current assets:
 Cash and cash equivalents ............................    $   1,664      $  1,652       $     (612)(3)     $   2,704
 Accounts receivable ..................................        4,356         6,437                             10,793
 Inventories ..........................................        3,441         5,624           (1,250)(5)         7,815
 Other ................................................          343           330                                673
                                                           ---------      --------       ------------       ---------
   Total current assets ...............................        9,804        14,043           (1,862)           21,985
 Property, plant and equipment, less accumulated
  depreciation ........................................          953         1,675                              2,628
 Goodwill .............................................                                       9,587(7)          9,587
 Other assets .........................................           85           124                                209
                                                           ---------      --------       ------------       ---------
  Total assets ........................................    $  10,842      $ 15,842       $    7,725         $  34,409
                                                           =========      ========       ============       =========

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Current portion of long-term debt ....................    $      52      $      4                          $      56
 Line of credit .......................................                      1,351                              1,351
 Accounts payable .....................................        1,877         2,865       $     (300)(4)         4,580
                                                                                                138(4)
 Accrued expenses .....................................        1,598         2,509                              4,107
                                                           ---------      --------       ------------       ---------
   Total current liabilities ..........................        3,527         6,729             (162)           10,094
Long-term debt ........................................           86                                               86
Stockholders' equity:
Common stock ..........................................           75            39               31(1)            108
                                                                                                (39)(2)
                                                                                                  2(4)
 Additional paid-in capital ...........................       44,181        18,422           13,769(1)         61,148
                                                                                            (18,422)(2)
                                                                                              2,500(6)
                                                                                                698(4)
 Cumulative other comprehensive income ................          (69)           28              (28)(2)           (69)
 Accumulated deficit ..................................      (36,958)       (9,376)           9,376(2)        (36,958)
                                                           ---------      --------       ------------       ---------
   Total stockholders' equity .........................        7,229         9,113            7,887            24,229
                                                           ---------      --------       ------------       ---------
   Total liabilities and stockholders' equity .........    $  10,842      $ 15,842       $    7,725         $  34,409
                                                           =========      ========       ============       =========

   See notes to unaudited pro forma combined condensed financial statements.

                              UNAUDITED PRO FORMA
                  COMBINED CONDENSED STATEMENTS OF OPERATIONS
                       FOR THE YEAR ENDED JUNE 26, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                   PRO FORMA        PRO FORMA
                                                      MCT            ASECO        ADJUSTMENTS       COMBINED
                                                 ------------   --------------   -------------   --------------
Net sales ....................................     $ 15,171       $   17,305                       $   32,476
Cost of sales ................................        7,539           16,609                           24,148
                                                   --------       ----------        --------       ----------
Gross profit .................................        7,632              696                            8,328
Operating expenses:
 Selling, general and administrative .........        6,279            8,307        $  959(1)          15,545
 Research and development ....................        2,800            4,500                            7,300
 Restructuring charge ........................                         1,300                            1,300
                                                   --------       ----------        --------       ----------
  Total operating expenses ...................        9,079           14,107           959             24,145
 Loss from operations ........................       (1,447)         (13,411)         (959)           (15,817)
Other income (expense):
 Interest income (expense), net ..............           67              (50)                              17
 Other income (expense) ......................          (86)               9                              (77)
                                                   --------       ----------        --------       ----------
 Income (loss) before income taxes ...........       (1,466)         (13,452)         (959)           (15,877)
 Income tax provision ........................                          (347)                            (347)
                                                   --------       ----------        --------       ----------
  Net income (loss) ..........................     $ (1,466)      $  (13,105)       $ (959)        $  (15,530)
                                                   ========       ==========        ========       ==========
Net loss per share:
 Basic .......................................    $   (0.20)      $    (3.46)                      $    (1.46)
 Diluted .....................................        (0.20)           (3.46)                           (1.46)
Weighted average common and common
 equivalent shares outstanding:
 Basic .......................................        7,396            3,785                           10,614
 Diluted .....................................        7,396            3,785                           10,614

   See notes to unaudited pro forma combined condensed financial statements.

                              UNAUDITED PRO FORMA
                  COMBINED CONDENSED STATEMENTS OF OPERATIONS
                 FOR THE THREE MONTHS ENDED SEPTEMBER 25, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                               PRO FORMA      PRO FORMA
                                                     MCT          ASECO       ADJUSTMENTS     COMBINED
                                                 -----------   -----------   -------------   ----------
Net sales ....................................     $ 5,745      $  5,652                      $11,397
Cost of sales ................................       2,832         3,345                        6,177
                                                   -------      --------        --------      -------
Gross profit .................................       2,913         2,307                        5,220
Operating expenses:
 Selling, general and administrative .........       2,127         1,859        $  240(1)       4,226
 Research and development ....................         675           850                        1,525
                                                   -------      --------        --------      -------
  Total operating expenses ...................       2,802         2,709           240          5,751
 Loss from operations ........................         111          (402)         (240)          (531)
Other income (expense):
 Interest income (expense), net ..............          11           (41)                         (30)
 Other income (expense) ......................           8                                          8
                                                   -------      --------        --------      -------
 Income (loss) before income taxes ...........         130          (443)         (240)          (553)
 Income tax provision ........................
  Net income (loss) ..........................     $   130      $   (443)       $ (240)       $  (553)
                                                   =======      ========        ========      =======
Net loss per share:
 Basic .......................................     $  0.02     $   (0.11)                     $ (0.05)
 Diluted .....................................        0.02         (0.11)                       (0.05)
Weighted average common and common
 equivalent shares outstanding:
 Basic .......................................       7,460         3,881                       10,678
 Diluted .....................................       8,131         3,881                       10,678

   See notes to unaudited pro forma combined condensed financial statements.

                         NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

     The unaudited pro forma condensed combined statements were prepared using an exchange ratio of 0.781, based upon MCT's twenty-day average stock price ending December 7, 1999 of $4.5065, which also was assumed to be the closing price of MCT stock on the date the transaction is completed. Total purchase consideration used in the preparation of these statements was computed as follows (amounts in thousands):


   Exchange of MCT common stock for Aseco common stock .........................    $13,800
   Conversion of Aseco options to options for MCT common stock .................    $ 2,500
                                                                                    -------
   Stated merger consideration .................................................    $16,300
   Estimated severance costs of Aseco personnel and transaction costs of MCT ...    $ 1,150
                                                                                    -------
   Total purchase consideration ................................................    $17,450

     Components of the estimated purchase consideration reflect the acquisition of all outstanding Aseco shares and conversion of all outstanding Aseco unexercised options to purchase Aseco common shares based upon stated merger consideration of $16.3 million. This represents issuance of 3,616,998 shares of MCT common stock; or 3,063,030 shares for Aseco common stock and reservation of 553,968 shares of MCT common stock for 709,152 Aseco options outstanding. These outstanding and unexercised options exercisable for shares of Aseco common stock will be converted into options exercisable for shares of MCT common stock having the same terms and conditions as the Aseco options, after giving effect to the exchange ratio in the merger as described above, which approximates fair value as determined by the Black-Scholes option-pricing model. The fair value of Aseco options assumed based upon the Black-Scholes option-pricing model considered the following assumptions:

     Fair value of the underlying shares based upon the Aseco
      common stock closing price on September 17, 1999 .........    $ 3.47
     Expected years until exercise .............................       3.3
     Expected stock volatility .................................       144%
     Risk-free interest rate ...................................         6%
     Expected dividend rate ....................................         0%

     The actual total purchase consideration may change based upon the closing price of MCT common stock on the date the transaction is completed, and any differences in actual transaction costs incurred versus estimated costs.

     Pro Forma adjustments giving effect to the merger in the unaudited pro forma condensed combined balance sheets reflect the following:

     1. To record the purchase of Aseco through issuance of MCT common stock to Aseco shareholders.

     2. To record the resulting elimination of Aseco stockholders' equity accounts.

                         NOTES TO UNAUDITED PRO FORMA
              CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

     3. To record cash disbursements by MCT for estimated transaction costs, which consist primarily of financial advisor fees ($375,000) and legal and other fees ($237,000).


     4. To record severance costs of Aseco personnel related to the merger. Severance payments total approximately $838,000, of which approximately $138,000 of the gross severance costs will be accrued at the transaction date, to be paid in cash in the quarter following the merger. The remaining $700,000 of severance will be paid in MCT common stock at the transaction date, of which approximately $300,000 relates to accelerated payment of the existing severance agreement with Aseco's former chairman. This stock issuance worth $300,000 discharges an existing liability of Aseco which results in a reduction of accrued liabilities in the pro forma balance sheet.


     5. To adjust Aseco's inventory to the estimated fair value for products that will be discontinued following the effective date for the merger.

     6. To record the fair value of outstanding options for Aseco common stock converted to options for MCT common stock.

     7. To record the excess of purchase consideration over net book value to goodwill.

     Pro Forma adjustments giving effect to the merger in the unaudited pro forma condensed combined statements of operations reflect the following:

     1. Amortization of goodwill acquired on a straight-line basis over 10 years.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

     The MCT common stock and the Aseco common stock are listed in the Nasdaq National Market under the ticker symbols "MCT" and "ASEC," respectively. The following table sets forth, for the calendar quarters indicated, the high and low bid prices of the MCT common stock and the Aseco common stock as reported on Nasdaq. The bid prices quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                               MCT COMMON STOCK          ASECO COMMON STOCK
                           ------------------------   ------------------------
                               HIGH          LOW          HIGH          LOW
                           -----------   ----------   -----------   ----------
Calendar Year 1997
Second Quarter .........    $  3.875      $  2.25      $  13.38      $  8.63
Third Quarter ..........       5.63          3.25         19.00        10.63
Fourth Quarter .........       5.38          1.50         18.88         8.38
Calendar Year 1998
First Quarter ..........    $  2.50       $  1.38      $  11.38      $  7.25
Second Quarter .........       2.00          1.00          8.00         3.66
Third Quarter ..........       1.06          0.47          4.31         1.00
Fourth Quarter .........       2.00          0.44          2.50         0.63
Calendar Year 1999
First Quarter ..........    $  2.88       $  1.16      $   2.66      $  1.19
Second Quarter .........       2.75          1.84          1.97         0.72
Third Quarter ..........       6.00          2.00          4.88         0.81

     On September 17, 1999, the last trading day before the public announcement of the merger, the closing price on Nasdaq was $5.563 per share of MCT common stock and $3.469 per share of Aseco common stock. On December 7, 1999, the most recent practicable date before the date of this document, the closing price on Nasdaq was $4.156 per share of MCT common stock and $3.063 per share of Aseco common stock. We urge shareholders to obtain current market quotations before making any decision about the merger.


     On December 21, 1999 there were approximately

     *    221 holders of record of MCT common stock

     *    2500 holders in street name of MCT common stock

     On December 16, 1999 there were approximately

     *    105 holders of record of Aseco common stock


     *    1600 holders in street name of Aseco common stock.

     Neither of us has ever declared or paid a dividend and neither of us anticipates doing so in the foreseeable future. We expect the combined company to retain earnings to finance the expansion and development of its business. The payment of dividends will be within the discretion of the MCT board of directors and will depend in part on the earnings, capital requirements and operating and financial condition of the combined company.

                         DESCRIPTION OF CAPITAL STOCK

     MCT's authorized capital stock consists of 20,000,000 shares of common stock and 1,000,000 shares of preferred stock.

COMMON STOCK

     As of December 21, 1999, 7,500,951 shares of MCT common stock were outstanding, held of record by 221 shareholders.


     Holders of MCT common stock are entitled to receive any dividends properly declared by the MCT board. Holders of MCT common stock are entitled to one vote per share on all matters on which the holders of MCT common stock are entitled to vote. Holders of MCT common stock do not have any cumulative voting rights. Holders of MCT common stock have no preemptive, conversion, redemption or sinking fund rights.

     If MCT is liquidated, dissolved or wound up, holders of MCT common stock are entitled to share equally and ratably in the remaining assets of MCT after

     *    the payment of all liabilities of MCT and

     * the liquidation preference of any outstanding class or series of MCT preferred stock.

     The outstanding shares of MCT common stock are, and the shares of MCT common stock to be issued as a result of the merger will be, fully paid and non-assessable. The rights, preferences and privileges of holders of MCT common stock may be limited by any series of MCT preferred stock that MCT may issue in the future, as described below.

PREFERRED STOCK

     MCT's board has the authority to issue preferred stock in one or more series and to fix:

     *    the number;

     *    the preferences;

     *    the limitations;

     *    the relative rights, including dividend rights;

     *    the dividend rate;

     *    the voting rights;

     *    the terms of redemption;

     *    the redemption price or prices;

     *    the conversion rights; and

     *    the liquidation preferences
of the shares constituting the series, without any further vote or action by the shareholders of MCT. The issuance of MCT preferred stock by the MCT board could adversely affect the rights of holders of MCT common stock.

     The potential issuance of MCT preferred stock may

     *    have the effect of delaying or preventing a change in control of MCT;

     * discourage bids for the MCT common stock at a premium over the market price of the MCT common stock; and

     * adversely affect the market price of, and the voting and other rights of the holders of, MCT common stock.

     MCT has no plans to issue shares of preferred stock.

MINNESOTA CONTROL SHARE ACQUISITION AND BUSINESS COMBINATION STATUTES

     MCT is subject to the Minnesota Control Share Acquisition Statutes. These statutes are fully described below. See "Comparison of Shareholder Rights -- Anti-Takeover Legislation".

                      COMPARISON OF SHAREHOLDERS' RIGHTS

     The rights of Aseco's stockholders are governed by Aseco's charter documents and the Delaware Corporation Law. The rights of Aseco stockholders who become MCT shareholders will be governed by MCT's Articles of Incorporation and Bylaws and the Minnesota Business Corporation Act. Upon completion of the merger, Aseco stockholders will become shareholders of MCT. The following summary compares the key differences between the rights of Aseco stockholders and the rights of MCT shareholders.

NUMBER OF DIRECTORS

     The MCT board is composed of between three and nine directors, as fixed by the MCT board. The MCT board now consists of six directors and will be increased by two additional directors if the merger is completed.

     The Aseco board is composed of between three and fifteen directors, as fixed by the board. The Aseco board now consists of five directors.

CLASSIFIED BOARD OF DIRECTORS

     The MCT board is not classified. The directors are elected each year at the annual meeting of shareholders. Aseco's charter creates three classes of directors with the classes serving staggered three year terms and with each class being as nearly equal in size as possible. At each annual meeting, stockholders elect one class to a three-year term.

REMOVAL OF DIRECTORS

     Any director may be removed from the MCT board at any meeting of the shareholders called for that purpose by a majority of the MCT common stock represented and entitled to vote at the meeting. Aseco directors may be removed only "for cause" by the vote of a majority of the shares outstanding and entitled to vote in the election of directors.

VACANCIES ON THE BOARD OF DIRECTORS

     Vacancies on the MCT board may be filled by the shareholders, the MCT board or the vote of a majority of the remaining directors if the remaining directors constitute less than a quorum of the MCT board. A director elected to fill a vacancy serves until the next annual meeting of shareholders and until the director's successor is elected and qualified. Under Aseco's charter, vacancies on the Aseco board may be filled only by the vote of a majority of the remaining directors, even if these directors do not constitute a quorum of the Aseco board or if only one director remains on the board. Any director so elected will hold office for the remainder of the full term of the class to which the director is elected and until the director's successor is elected and qualified.

SHAREHOLDER ACTION BY WRITTEN CONSENT

     Any action required or permitted to be taken at an MCT shareholders meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action and evidenced by written consent of all the shareholders. Aseco's charter documents provide that any action required or permitted to be taken must be taken at a duly called annual or special meeting. This action may not be taken by written consent of the stockholders.

AMENDMENTS OF ARTICLES OF INCORPORATION/ORGANIZATION

     In general, amendments to MCT's articles of incorporation must be recommended to the MCT shareholders by the board and approved by a majority of the votes entitled to be cast by any voting group that has a right to vote on the amendment, unless a higher percentage is specified by the Minnesota Business Corporation Act, MCT's articles of incorporation or MCT's board. Aseco's Articles of Incorporation may be altered, amended, or repealed only upon the board's recommendation and by a vote of two-thirds of the stock outstanding and entitled to vote.

AMENDMENT OF BYLAWS

     The MCT Bylaws may be amended or repealed and new bylaws may be adopted by the MCT board or the MCT shareholders, except that amendments affecting the qualifications, classifications, number, term, removal or filling of vacancies of the board of directors, or fixing a quorum for shareholders' meetings, may only be made by a majority vote of shareholders. The Aseco board may make, alter, amend or repeal new bylaws, except as the Delaware General Corporation Law may limit or restrict this power. The Aseco bylaws may also be made, altered, amended at any annual or special meeting of the stockholders by the vote of a majority of the holders of shares of capital stock issued, outstanding and entitled to vote on this issue.

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


CALLING OF SPECIAL MEETING OF SHAREHOLDERS

     Special meetings of MCT shareholders may only be called by the president, any vice-president, or the MCT board, and must be called by the president at the request of the holders of not less than ten percent of the outstanding shares of MCT entitled to vote at the meeting. The Aseco bylaws provide that the board, the chief executive officer, the president, or the secretary may call a special meeting of shareholders at the written request of a majority of the board. Shareholders must be provided written notice of a special meeting no less than ten days and no more than sixty days before the special meeting is to occur.

ANTI-TAKEOVER LEGISLATION

     Both Minnesota law and Delaware Law contain provisions intended to protect stockholders from individuals or companies attempting a takeover of a corporation in certain circumstances. The anti-takeover provisions of Minnesota law and the Delaware General Corporation Law differ in a number of respects, and the following is a summary of certain significant differences. A comparison of the Delaware and Minnesota statutes reveals that Minnesota law is somewhat more restrictive with respect to a prospective takeover attempt than Delaware. In Minnesota, an interested stockholder is one who owns ten percent of the outstanding shares while in Delaware 15 percent is the threshold. An interested stockholder must wait four years in Minnesota to engage in prohibited business combinations, while the waiting period is only three years in Delaware. Minnesota also has a potentially broader definition of a business combination which encompasses a larger variety of transactions.

          CONTROL SHARE ACQUISITION The Minnesota "control share acquisition" statute establishes various disclosure and stockholder approval requirements to be met by individuals or companies attempting a takeover. Delaware has no comparable provision. The Minnesota statute applies to an "issuing public corporation." An "issuing public corporation" is one which is incorporated under or governed by Minnesota law and has at least fifty stockholders. MCT is subject to the statute; Aseco, because it is a Delaware corporation, is not subject to the statute.

          The Minnesota statute requires disinterested stockholder approval for any acquisition of shares of an "issuing public corporation" which results in the "acquiring person" owning 20 percent or more of the outstanding shares of such corporation. Stockholders which exceed this threshold without stockholder approval lose their voting rights and are subject to certain redemption privileges of the corporation. These shares regain their voting rights only if the acquiring person discloses certain information to the corporation and these voting rights are granted by the stockholders at a special or annual meeting of the stockholders. The Minnesota control share acquisition statute applies unless the "issuing public corporation" opts out of the statute in its articles of incorporation or bylaws. Neither the Articles of Incorporation nor the Bylaws of MCT contain such an opt out provision.

          BUSINESS COMBINATIONS While there is no Delaware statute comparable to the Minnesota control share acquisition statute, both Minnesota and Delaware have business combination statutes that are intended primarily to deter highly leveraged takeover bids which propose to use the target's assets as collateral for the offeror's debt financing and to liquidate the target, in whole or in part, to satisfy financing obligations.

          The Minnesota statute states that an issuing public corporation (as described above) may not engage in certain business combinations with any person that acquires beneficial ownership of ten percent or more of the voting stock of that corporation (i.e., an interested stockholder) for a period of four years following the date that the person became a ten percent stockholder (the share acquisition date) unless, prior to that share acquisition date, a committee of the corporation's disinterested directors approve either the business combination or the acquisition of shares.

          In contrast to the Minnesota provisions, the Delaware statute states that if a person acquires 15 percent or more of the voting stock of a Delaware corporation, the person is designated an interested stockholder and the corporation may not engage in certain business combinations with such person for a period of three years. However, an otherwise prohibited business combination may be permitted if one of three conditions is met. First, if prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in becoming an interested stockholder, then the business combination is permitted. Second, a business combination is permitted if the tender offer or other transaction pursuant to which the person acquires 15 percent stock ownership is attractive enough that the interested stockholder is able to acquire ownership in the same transaction of at least 85 percent of the outstanding voting stock (excluding those shares owned by directors who are also officers and shares owned by certain employee stock ownership plans). Finally, the business combination is permissible if approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of two-thirds of the outstanding voting shares held by disinterested stockholders.

          The Delaware provisions do not apply to any business combination in which the corporation, with the support of a majority of those directors who were serving as directors before any person became an interested stockholder, proposes a merger, sale, lease, exchange or other disposition of at least 50 percent of its assets, or supports (or does not oppose) a tender offer for at least 50 percent of its voting stock. In that case, all interested stockholders are released from the three year prohibition and may compete with the corporation sponsored transaction.

          Another difference between the two statutes is the method by which prohibited transactions become permissible. In Delaware, an otherwise prohibited business combination may be permitted by board approval, by stockholder approval, or by an acquisition of 85 percent of the outstanding shares of voting stock. In Minnesota, a prohibited transaction is only permitted by advance board committee approval. In addition, the Delaware statute states that if the corporation proposes a merger or sale of assets, or does not oppose a tender offer, all interested stockholders are released from the three year prohibition and may compete with the company-sponsored transaction in certain circumstances. The Minnesota statute does not have a comparable provision.

     Both the Minnesota and Delaware provisions permit a corporation to "opt out" of the business combination statute by electing to do so in its articles or certificate of incorporation or bylaws. Neither the Certificate of Incorporation nor the Bylaws of Aseco contain such an "opt out" provision. Similarly, neither the Articles of Incorporation nor the Bylaws of MCT contain such an "opt out" provision.

OTHER ANTI-TAKEOVER PROVISIONS

     Minnesota law includes three other provisions relating to takeovers that are not included in the Delaware General Corporation Law. These provisions address a corporation's use of golden parachutes, greenmail and the standard of conduct of the board of directors in the consideration of takeover proposals.

     Minnesota law contains a provision which prohibits a publicly-held corporation from entering into or amending agreements (commonly referred to as golden parachutes) that increase current or future compensation of any officer or director during any tender offer or request or invitation for tenders. Minnesota law also contains a provision which limits the ability of a corporation to pay greenmail. The statute provides that a publicly-held corporation is prohibited from purchasing or agreeing to purchase any shares from a person who beneficially owns more than five percent of the voting power of the corporation if the shares had been beneficially owned by that person for less than two years, and if the purchase price would exceed the market value of those shares. However, a purchase will not violate the statute if it is approved at a meeting of the stockholders by a majority of the voting power of all shares entitled to vote or if the corporation's offer is of at least equal value per share and to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted. Minnesota law also authorizes the board of directors, in considering the best interests of the corporation in a proposed acquisition of an interest in the corporation, to consider the interest of the corporation's employees, customers, suppliers and creditors, the economy of the state and nation, community and social considerations and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may best be served by the continued independence of the corporation.

INDEMNIFICATION

     Minnesota law generally provides for mandatory indemnification of persons acting in an official capacity on behalf of the corporation if the a person acted in good faith, received no improper personal benefit, acted in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and, in the case of criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

     Delaware law permits a corporation to indemnify officers, directors, employees or agents and expressly provides that the indemnification provided for therein shall not be deemed exclusive of any indemnification right provided under any bylaw, vote of stockholders or disinterested directors or otherwise. In this way, the provision in Delaware law is broader than that in Minnesota law. Delaware law permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against parties entitled to indemnity for their conduct on behalf of the corporation, provided that each person acted in good faith and in a manner that person reasonably believed was in or not opposed to the best interests of the corporation. Indemnification is available in a criminal action only if the person seeking indemnity had no reasonable cause to believe that the person's conduct was unlawful. Delaware law does not allow indemnification for directors in the case of an action by or in the right of the corporation (including stockholder derivative suits) as to which such director shall have been adjudged to be liable to the corporation unless indemnification (limited to expenses) is ordered by a court.

     The Bylaws of MCT provide for indemnification to the full extent provided by Minnesota law. The Bylaws of Aseco also provide for indemnification to the full extent permitted by Delaware law.

APPRAISAL RIGHTS IN CONNECTION WITH CORPORATE REORGANIZATIONS AND OTHER ACTIONS

     Under Minnesota law and Delaware law, stockholders have the right, in some circumstances, to dissent from certain corporate transactions by demanding payment in cash for their shares equal to the fair value as determined by agreement with the corporation or by a court in an action timely brought by the dissenters. Minnesota law, in general, affords dissenters' rights upon certain amendments to the articles that materially and adversely affect the rights or preferences of the shares of the dissenting stockholder, upon the sale of substantially all corporate assets, and upon merger or exchange by a corporation, regardless of whether the shares of the corporation are listed on a national securities exchange or widely held. The merger currently under consideration is between Aseco and MCT Acquisition, Inc., MCT's wholly owned subsidiary, so MCT shareholders do not have dissenter's rights.

     Delaware law allows for dissenters' rights only in certain mergers or consolidations. No appraisal rights exist, however, for corporations whose shares are listed on a national securities exchange or the Nasdaq National Market System (such as Aseco), unless the certificate of incorporation provides otherwise. Aseco's Certificate of Incorporation does not provide otherwise. The procedures for asserting dissenters' rights in Delaware impose most of the initial costs of assertion on the dissenting stockholder, whereas the Minnesota procedures pose little financial risk to the dissenting stockholder in demanding payment in excess of the amount the corporation determined to be the fair value of its shares. Therefore, the stockholders of Aseco will have expanded dissenters' rights under Minnesota law after the merger.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This document and the accompanying documents or documents incorporated by reference contain forward-looking statements that are subject to risks and uncertainties. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions in this document or in the materials included with this document. Shareholders are cautioned not to place undue reliance on these statements, which only speak as of the date of the document in which they are contained. Forward-looking statements include information concerning possible or assumed future results of operations of MCT or Aseco, including any forecasts, projections and descriptions of anticipated cost savings or other anticipated synergies related to the merger. Shareholders should note that many factors could affect our actual financial results, and could cause actual results to differ materially from those in the forward-looking statements. In addition to the factors set forth previously in the "Risk Factors" Section, these factors include the following:

     *    the merger may not be completed;

     * expected cost savings from the merger may not be fully realized or realized within the expected time frame;

     *    revenues following the merger may be lower than expected;

     *    competitive pressures facing our companies may increase significantly;

     * costs or difficulties related to the integration of the businesses of our companies may be greater than expected;

     * demands placed on management may increase because of the substantial increase in the combined company's size;

     *    financing and other costs may increase unexpectedly;

     * general economic or business conditions where our companies do business, either nationally or internationally, may be less favorable than expected; and

     *    other opportunities may be presented to and pursued by our companies.

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


     All subsequent written and oral forward-looking statements attributable to either of us or persons acting on our behalf are qualified in their entirety by the cautionary statements contained or referred to in the paragraph above. Neither of us promises to release publicly any revisions to any forward-looking statements to reflect

     * events or circumstances after the date of this document or the accompanying document or the documents incorporated by reference; or

     *    the occurrence of unanticipated events.

     You should also read the risk factors beginning on page 14.

                              MCT ANNUAL MEETING

ELECTION OF DIRECTORS

     Six directors are to be elected at the MCT annual meeting to hold office until the next annual meeting of stockholders following their election and until their successors are elected. It is the intention of the persons named in the accompanying form of proxy to nominate and to vote the proxy for the election of the persons named below. To be elected as a director, a nominee must receive the affirmative vote of a majority of the stockholders present at the meeting in person or by proxy. An abstention has the same effect as voting no. The merger agreement provides that within 30 days after completion of the merger, Mr. Sebastian J. Sicari and one other individual to be named by Aseco will be appointed to the board.

     All of the nominees listed below are currently directors and have consented to be named in this Proxy Statement and to serve as directors if elected. If any such person should be unable to serve, or becomes unavailable for any reason, or if a vacancy should occur before the election (which events are not anticipated), the proxy will be voted for such other person or persons as shall be determined by the persons named in the proxy in their judgment. The names and ages of the intended nominees and their current positions with MCT are as follows:


NAME AND AGE                                      POSITION                        DIRECTOR SINCE
--------------------------   -------------------------------------------------   ---------------
Roger E. Gower, 59           Chairman of the Board, President,                        1995
                              Chief Executive Officer, Secretary and Director
D. James Guzy, 63            Director                                                 1993
Donald J. Kramer, 67         Director                                                 1997
David M. Sugishita, 51       Director                                                 1994
Donald R. VanLuvanee, 55     Director                                                 1995
Patrick Verderico, 55        Director                                                 1992

     Mr. Gower joined MCT as Chairman of the Board, President, Chief Executive Officer and Director in April, 1995. Prior to that time, Mr. Gower was employed by Datamedia Corporation of Nashua, New Hampshire, a network and PC security software development company, where he served as President and Chief Executive Officer from 1991. Prior to 1991 he was President and Chief Executive Officer of Intelledex, Inc., a Corvallis, Oregon-based manufacturer of robotic and automation systems for the semiconductor and disk drive manufacturing industries. Earlier in his career, Mr. Gower served as President of Qume, a $200 million printer manufacturer and wholly-owned subsidiary of ITT, and as a general manager with Texas Instruments. Mr. Gower holds a BS degree in Electrical Engineering.

     Mr. Guzy became a director of MCT in July 1993. He has been President of the Arbor Company, a Nevada limited partnership engaged in the electronics and computer industry, since 1969, and Chairman of SRC Computers, Inc., a supercomputer manufacturer, since 1996. Mr. Guzy is also a director of Intel Corporation, Cirrus Logic, Inc., Novellus Systems, Inc., PLX Technology Inc., Alliance Capital Management Technology Fund and the Davis Selected Group of Mutual Funds.

     Mr. Kramer was appointed to the Board in February 1997 to fill a vacancy. He was also a director of MCT from 1986 to 1990, and from 1991 through 1995. He is currently a private investor. Until 1996, and for more than five years, he was a principal of TA Associates, a private equity capital firm located in Boston, Massachusetts. He is also a director of Robotic Vision Systems, Inc.

     Mr. Sugishita was appointed Senior Vice President of Finance and Chief Financial Officer in April 1994, and became a director of MCT in August 1994. Following the end of the term of his employment agreement in February 1995, Mr. Sugishita continued as an unpaid officer until September 25, 1996. Since July 1997, he has been the Senior Vice President and Chief Financial Officer of Synopsys, Inc., an electronic design automation company. From August 1995 through June 1997, he was Senior Vice President and Chief Financial Officer of Actel Corporation, a manufacturer of field programmable gate arrays. From 1991 until he joined MCT in 1994, he served as Vice President and Corporate Controller as well as Chief Accounting Officer at Applied Materials, Inc., a manufacturer of semiconductor wafer fabrication equipment. Mr. Sugishita has an MBA degree.

     Mr. VanLuvanee became a director of MCT in November 1995. He has been President and Chief Executive Officer of Electro Scientific Industries, Inc., a Portland, Oregon company which designs and manufactures sophisticated manufacturing equipment for the worldwide electronics industry, since July 1992. From 1991 to July 1992, he was President and Chief Executive Officer of Mechanical Technology Incorporated, a supplier of contract research and development services and a manufacturer of technologically advanced equipment. He is also a director of Electro Scientific Industries, Inc. and FEI Corp.

     Mr. Verderico has been a director of MCT since December 1992. Since July 1997, he has been President and Chief Executive Officer of Integrated Packaging Assembly Corporation, a semiconductor packaging foundry. From May 1997 to July 1997, he was Executive Vice President and Chief Operating Officer of that corporation. From August 1996 through April 1997, he was an independent business consultant. From April 1996 through July 1996 he served as Chief Operating Officer and Executive Vice President of Maxtor Corporation. From January 1994 through March 1996, he was Vice President, Finance and Chief Financial Officer of

Creative Technology, Ltd., a California and Singapore based manufacturer and distributor of multi-media products. From October 1992 to January 1994, he was Vice President, Finance and Administration, and Chief Financial Officer of Cypress Semiconductor, Inc., a manufacturer of integrated circuits. He is also a director of Integrated Packaging Assembly Corporation and Catalyst Semiconductor, Inc.

     Directors serve until the next annual meeting of the stockholders at which their successors are elected, or until their prior resignation, removal or incapacity.

     MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS During fiscal 1999, MCT's board met six times. Each director attended at least 75 percent of the aggregate of all meetings of the board and committees of the board on which he served. Standing committees of the board include the Audit Committee and the Compensation Committee.

     The Audit Committee recommends the selection of MCT's independent accountants, approves the services performed by those accountants, and reviews and evaluates MCT's financial and reporting systems and the adequacy of internal controls for compliance with corporate guidelines. Members of the Audit Committee, which consists of four outside directors, are D. James Guzy, Donald
J. Kramer, Donald R. VanLuvanee and Patrick Verderico. The Audit Committee met two times in fiscal 1999.

     The Compensation Committee reviews and recommends to the board compensation arrangements for all executive officers of MCT. In addition, the Compensation Committee is responsible for administration of MCT's Incentive Stock Option Plan, Employee Stock Purchase Plan, and its cash bonus plans. Members of the Compensation Committee, which consists of four outside directors, are D. James Guzy, David M. Sugishita, Donald R. VanLuvanee and Patrick Verderico. The Compensation Committee met three times in fiscal 1999.

     COMPENSATION OF DIRECTORS Outside directors are paid out-of-pocket expenses plus $1,500 for each board meeting which they attend and $250 for each telephonic board meeting. On November 4, 1998, the outside directors were each granted non-qualified options for 10,000 shares of common stock, at a price of $1.125 per share, under the Stock Option Plan for Outside Directors, upon their reelection as directors at the Annual Meeting of Stockholders. All options granted under the Plan become exercisable in 50 percent increments on the first and second anniversaries of the date of grant. The options must be exercised within ten years after the date of grant or, if earlier, within 12 months after the director ceases being a director. Prior to an amendment to the plan on April 29, 1999, the maximum option term was five years. Directors who are employees of MCT receive no compensation for their services as directors.

EXECUTIVE OFFICERS

     The names and ages of the executive officers, their current positions with MCT, and their years of appointment are as follows:


NAME AND AGE                                        POSITION                         OFFICER SINCE
---------------------------   ---------------------------------------------------   --------------
Roger E. Gower, 59            Chairman of the Board, President, Chief Executive          1995
                               Officer, Secretary and Director
Jeffrey S. Mathiesen, 38      Vice President and Chief Financial Officer                 1996
Dennis L. Nelson, 53          Executive Vice President of Sales and Marketing            1996
Lawrence J. Brezinski, 48     Vice President of Engineering                              1998

     The business experience of Mr. Gower is described in the previous section.

     Mr. Mathiesen joined MCT as Vice President and Chief Financial Officer in September 1996. Prior to that time, he was employed by Recovery Engineering, Inc., a manufacturer and marketer of proprietary water purifiers and filters, from 1991 to 1996 where he was Vice President and Chief Financial Officer and previously Controller. Previously, he was Corporate Controller at Osmonics, Inc., a manufacturer of water filtration and purification systems. Mr. Mathiesen is a Certified Public Accountant.

     Mr. Nelson joined MCT as Executive Vice President of Sales and Marketing in June 1996. Prior to that time, Mr. Nelson was employed by Credence Systems Corporation, a manufacturer of test systems for the semiconductor industry, for seven years as Vice President of Western Sales. Prior to 1989, he worked for over thirteen years for Teradyne, Inc., also a manufacturer of test systems for the semiconductor industry, working in engineering and several different sales and sales management positions. He holds a B.S. Degree in Electrical Engineering.

     Mr. Brezinski joined MCT as Vice President of Engineering in August 1998. Prior to that time, he was employed by General Dynamics Information Systems, a developer of information system solutions for the defense industry, for four years where he was the Manager of Systems Engineering. Prior to 1994, Mr. Brezinski worked for twenty-one years for both defense and commercial companies including McDonnell Douglas Corporation, Control Data Corporation, Robert Shaw Controls Corporation, and Martin Marietta Corporation in engineering and program management positions. He holds a B.S. Degree in Electrical Engineering from Michigan State University and a Masters Degree in Business Administration from the University of St. Thomas.

     Executive officers serve indefinite terms which expire when their successors are appointed, or until their prior resignation, removal or incapacity.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION The following table contains summary information concerning the annual compensation paid by MCT for fiscal 1999, 1998 and 1997 to
(a) MCT's Chief Executive Officer, and (b) each of the four other most highly compensated executive officers who were serving as executive officers at the end of fiscal 1999 and whose salary and bonus for fiscal 1999 exceeded $100,000:



                                                  ANNUAL COMPENSATION
                                       -----------------------------------------
                                                                                    NUMBER OF SHARES
                                        SALARY AND                OTHER ANNUAL         UNDERLYING          ALL OTHER
NAME & PRINCIPAL POSITION      YEAR     COMMISSION     BONUS      COMPENSATION      OPTIONS GRANTED     COMPENSATION (1)
---------------------------   ------   ------------   -------   ----------------   -----------------   -----------------
Roger E. Gower                1999       $252,500       $ 0        $  12,275(2)         100,000             $ 1,237
 Chairman, President, CEO     1998       $252,500       $ 0        $  45,773(3)         100,000             $ 1,020
 & Secretary                  1997       $252,500       $ 0        $  42,475(3)               0             $     *

Dennis L. Nelson,             1999       $197,297       $ 0        $       0            110,000             $ 2,281
 Executive Vice President     1998       $204,332       $ 0        $       0                  0             $ 1,681
 of Sales and Marketing       1997       $195,500       $ 0        $       0                  0             $     *

Jeffrey S. Mathiesen,         1999       $113,077       $ 0        $       0             50,000             $ 1,590
 Vice President and           1998       $106,923       $ 0        $       0                  0             $ 1,137
 Chief Financial              1997       $ 76,154       $ 0        $       0             75,000             $     *
 Officer (4)

-----------------
*Indicates less than $1,000 of retirement plan contributions.

(1)  Includes vested retirement plan contributions made by MCT.

(2)  Includes primarily automobile related costs.

(3) Includes costs for local residence, automobile allowance and travel to Boston.

(4)  Mr. Mathiesen joined MCT in September 1996.

     STOCK OPTION GRANTS The following table contains information concerning the grant of stock options during fiscal 1999 to the executive officers named in the Summary Compensation Table:

                                                                                         POTENTIAL REALIZABLE
                                                                                               VALUE AT
                                                                                         ASSUMED RATE OF STOCK
                                               PERCENT OF                                        PRICE
                                NUMBER OF         TOTAL                                    APPRECIATION FOR
                                  SHARES         OPTIONS                                      OPTION TERM
                                UNDERLYING     GRANTED TO                    EXPIRATION ---------------------
NAME                         OPTIONS GRANTED    EMPLOYEES   EXERCISE PRICE      DATE        5%         10%
--------------------------- ----------------- ------------ ---------------- ----------- ---------- ----------
Roger E. Gower ............      100,000          24%           $ 1.22         2003      $33,706    $74,482
Dennis L. Nelson ..........       60,000          15%           $ 1.00         2003      $16,577    $36,631
                                  50,000          12%           $ 1.22         2003      $16,853    $37,241
Jeffrey Mathiesen .........       50,000          12%           $ 1.22         2003      $16,853    $37,241

     AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES The following table contains information concerning the aggregated option exercises during fiscal 1999 and the year-end option values for the executive officers named in the Summary Compensation Table:


                                   SHARES                      NUMBER OF SHARES UNDERLYING        VALUE OF IN-THE-MONEY UNEXERCISED
                                  ACQUIRED      VALUE    UNEXERCISED OPTIONS AT FISCAL YEAR-END      OPTIONS AT FISCAL YEAR-END
NAME                            ON EXERCISE   REALIZED          EXERCISABLE/UNEXERCISABLE             EXERCISABLE/UNEXERCISABLE
------------------------------ ------------- ---------- ---------------------------------------- ----------------------------------
Roger E. Gower ...............      0            $0                 325,000/175,000                       $51,550/$132,650
Dennis L. Nelson .............      0            $0                  67,500/132,500                             */$112,750
Jeffrey S. Mathiesen .........      0            $0                   37,500/87,500                       $   2,344/$7,594

-----------------
*Option exercise price exceeded market price at fiscal year-end.

     AGREEMENTS WITH OFFICERS Effective March 28, 1995, MCT entered into an employment agreement with Mr. Gower. The current agreement may be terminated by either party with 60 days prior written notice. The agreement will also terminate upon the death, disability or breach of the agreement by Mr. Gower.
In the event Mr. Gower's employment is terminated by MCT with 60 days prior written notice, MCT will continue to pay Mr. Gower his then current base salary for 12 months thereafter.

     Mr. Nelson has an employment agreement with MCT which states that, in the event of a change in control of MCT which results in a change in his position as Executive Vice President, or a substantial diminution in his responsibilities, he may elect to terminate the agreement and receive his then-current base salary and insurance benefits for 12 months thereafter. The same benefits are payable if MCT elects to terminate Mr. Nelson's employment while a change in control is being negotiated.

REPORT OF COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     OVERVIEW AND PHILOSOPHY The Compensation Committee of the Board of Directors (the "Committee") operates under to a Charter adopted by the Board of Directors on July 9, 1997. The Charter includes a mission statement which states that the Committee's mission is to ensure that MCT's executive officers are compensated consistent with the following philosophy and objectives:

     (1)  to support MCT's overall business strategy and objectives;

     (2)  to attract, retain and motivate the best executives in MCT's industry;

     (3)  to promote MCT's pay-for-performance philosophy; and

     (4) to ensure that MCT's compensation programs and practices are of the highest quality and designed with full consideration of all accounting, tax, securities law, and other regulatory requirements.

     Pursuant to the Charter, the Committee is appointed by the Board and is comprised of two or more outside directors. The main duties of the Committee, as described in the Charter, are as follows:

     (1) review and approve annual base salary and incentive compensation levels, employment agreements, and benefits of the chief executive officer and other key executives;

     (2) review and assess performance target goals established for bonus plans and determine if goals were achieved at the end of the plan year;

     (3) act as the administrative committee for the Incentive Stock Option Plan, the Employee Stock Purchase Plan, and any other incentive or purchase plans established by MCT;

     (4) consider and approve grants of incentive stock options, non-qualified stock options, restricted stock or any combination to any employee; and

     (5) prepare the Report of the Compensation Committee for inclusion in the Annual Proxy Statement.

     It is the intention of the Committee to utilize a pay-for-performance compensation strategy that is directly related to achievement of the above objectives.

The primary elements of the executive compensation program are base salary, annual incentives, and long-term incentives.

     BASE SALARY Base salaries of MCT's executive officers are intended to be competitive with the median base salaries paid by other corporations similar to MCT and to serve as a platform for performance-based (incentive) pay. Base salaries are determined for executive positions using compensation surveys, taking into account variables such as geography, job comparability, size of MCT and nature of the business. In addition to base salary, executive officers are eligible to participate in MCT's employee benefit plans on the same terms as other employees.

     ANNUAL INCENTIVES The Committee adopts a bonus plan for its executive officers. Bonus payments are contingent on performance of MCT and no bonuses were paid for fiscal 1999, 1998 or 1997.

     LONG-TERM INCENTIVES The Incentive Stock Option Plan is the basis of MCT's long-term incentive plan for executive officers and other key employees. The objective of the plan is to align executives' long-term interests with those of the stockholders by creating a direct incentive for executives to increase stockholder value. The stock option grants allow executives to purchase shares of Company stock at a price equal to the fair market value of the stock on the date of grant over a term of ten years. The options generally vest and become exercisable over a period of four years following the date of grant. The award of option grants is consistent with MCT's objective to include in total compensation a long-term equity interest for executive officers, with greater opportunity for reward if long-term performance is sustained.

     MCT also maintains the Employee Stock Purchase Plan, which enables eligible employees to contribute between two and ten percent of their base pay to purchase up to 1,000 shares of common stock per year. The shares are issued by MCT at a price per share equal to 85 percent of market value on the first day of the offering period or the last day of the plan year, whichever is lower.

     CHIEF EXECUTIVE OFFICER COMPENSATION The Committee determines compensation for the Chief Executive Officer on an annual basis. Mr. Gower's current base salary was established by the Compensation Committee, and became effective in April 1995. The Committee believes that this base salary is consistent and competitive with salaries paid to Chief Executive Officers of semiconductor manufacturing companies similar in size to MCT. Mr. Gower received no bonus for fiscal 1999, 1998 or 1997.

     Mr. Gower was granted an option to purchase 100,000 shares of common stock, at $1.22 per share, under MCT's Incentive Stock Option Plan during fiscal 1999. The grant of stock options to the Chief Executive Officer is consistent with the Committee's objective of aligning his long-term interests with those of MCT's stockholders by creating a direct incentive for him to increase stockholder value.

     CONCLUSION The Committee believes that the executive compensation plan discussed in this Proxy Statement is consistent with the overall corporate strategy for continued growth in earnings and stockholder value.

                                        D. James Guzy
                                        David M. Sugishita
                                        Donald R. VanLuvanee
                                        Patrick Verderico

STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return on MCT common stock for the five-year period ending June 26, 1999, with the cumulative total return on the Nasdaq Total Return Index and the Hambrecht & Quist Semiconductor Index over the same period (assuming the investment of $100 in MCT's Stock, the Nasdaq Total Return Index and the Hambrecht & Quist Semiconductor Index on June 25, 1994 and the reinvestment of all dividends).



[LINE CHART]



                                JUNE 25,     JUNE 24,     JUNE 29,     JUNE 28,     JUNE 27,     JUNE 26,
PERIOD ENDED                      1994         1995         1996         1997         1998         1999
----------------------------   ----------   ----------   ----------   ----------   ----------   ---------
Micro Component Technology        100           72.22        83.33        80.56        23.61       47.22
Nasdaq Total Return Index         100          136.72       172.41       212.63       274.51      380.84
H&Q Semiconductor Index           100          200.07       143.39       268.71       217.40      423.87

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of the common stock as of October 1, 1999,

     1. by each person known to MCT to own beneficially more than five percent of the outstanding shares of common stock,

     2. by each of MCT's executive officers named in the Summary Compensation table,

     3.   by each of MCT's directors, and

     4.   by all of the executive officers and directors as a group:

                                                    SHARES BENEFICIALLY OWNED
                                                   ---------------------------
NAME AND ADDRESS OF BENEFICIAL OWNERS                 NUMBER        PERCENT
------------------------------------------------   -----------   -------------
FIVE PERCENT STOCKHOLDER
Perkins Capital Management, Inc. (1)
 730 East Lake
 Wayzata, MN 55391-1789                             1,499,140     20.05%
Kopp Investment Advisors, Inc. (2)
 6600 France Avenue South
 Edina, MN 55435                                      860,900     11.51%

DIRECTORS AND EXECUTIVE OFFICERS
Roger E. Gower (3)                                    390,000      4.97%
Dennis L. Nelson (3)                                  117,500      1.55%
Jeffrey S. Mathiesen (3)                               86,250      1.14%*
D. James Guzy (3)                                      97,472      1.30%
Donald J. Kramer                                       25,000         *
David M. Sugishita (3)                                 25,000         *
Donald R. VanLuvanee (3)                               45,000         *
Patrick Verderico (3)                                  45,000         *
All directors and executive officers as a group
 (nine in number) (3)                                 874,972     10.58%

------------------
*Denotes less than 1% of shares outstanding.

(1) Perkins Capital Management, Inc. is a registered investment advisor. Includes shares held for clients and shares held by Perkins Opportunity Fund.

(2) Kopp Investment Advisors, Inc. is a registered investment advisor. Includes 425,000 shares owned by Leroy C. Kopp.

(3) Includes shares deemed beneficially owned by virtue of the right to acquire them within 60 days pursuant to exercise of MCT's stock options as follows:
     Mr. Gower -- 375,000; Mr. Nelson -- 107,500; Mr. Mathiesen -- 71,259; Mr.
     Guzy -- 45,000; Mr. Kramer -- 25,000; Mr. Sugishita -- 25,000; Mr.
     VanLuvanee -- 45,000; Mr. Verderico -- 45,000; and all directors and executive officers as a group -- 782,509.

APPROVAL OF AMENDMENT TO INCENTIVE STOCK OPTION PLAN

     The stockholders will be requested at the meeting to approve an amendment to the Incentive Stock Option plan which was made by the Board of Directors on September 27, 1999, to increase the number of shares reserved for issuance under the plan from 1,250,000 shares to 1,500,000 shares, or, if the merger with Aseco Corporation is approved, to 2,300,000 shares.

     The plan was adopted on April 28, 1993 by the MCT board for the purpose of attracting, retaining and motivating key employees of MCT and to encourage them to own stock. A total of 500,000 shares of common stock were originally reserved for issuance under the plan. That number was increased in 1995 first to 1,000,000 shares and then to 1,250,000 shares. Both tax-qualified and non-qualified options may be granted under the plan. The maximum number of shares for which any employee may be granted options under the plan in any calendar year is 300,000 shares. In addition, the aggregate fair market value of the shares underlying tax-qualified stock options held by an employee that may first become exercisable in any calendar year may not exceed $100,000. The plan is administered by the Compensation Committee of the board whose members are ineligible to receive options under the plan. The board has the authority to amend the plan.

     The exercise price for options granted under the plan cannot be less than the fair market value of the common stock on the date the options are granted. The purchase price for stock purchased upon the exercise of the options can be paid in cash, by certified or cashier's check, or in the form of shares of MCT's common stock with a fair market value equal to the full exercise price.

     Options generally are not exercisable until one year after the date of grant and then become exercisable to the extent of 25 percent of the underlying shares on each of the first four anniversaries of the date of grant. All options expire ten years from the date of grant. Prior to an amendment to the plan on April 29, 1999, the maximum option term was five years.

     Officers and other key employees of MCT are eligible to receive awards under the plan at the discretion of the Compensation Committee. As of October 1, 1999, there were 1,066,000 options outstanding which were held by 49 employees, which approximates the number of employees potentially eligible to receive stock options under the plan.

     An employee generally will receive no taxable income, and MCT will not be entitled to any related income tax deduction, at the time an option is granted under the plan. There is also generally no tax due on the exercise of a tax-qualified stock option. If certain statutory employment and holding period conditions are satisfied before the employee sells shares acquired pursuant to the exercise of an option, the employee will realize a capital gain or loss on the sale. MCT will not be entitled to an income tax deduction due to a sale of the shares by an employee after the expiration of the statutory holding periods.

     Upon the exercise of a non-qualified stock option, the employee will be taxed at ordinary rates on the difference between the exercise price and the fair market value of the shares on the date of exercise. MCT will be entitled to an income tax deduction at the same time and in the same amount as the employee is deemed to have realized compensation income. Generally, any gain realized on the sale will constitute capital gain or loss.

     All of the 1,250,000 shares currently reserved for issuance under the plan have either been issued pursuant to the exercise of stock options granted under the plan, or are the subject of stock options currently outstanding. The amendment to the plan adopted by the directors provides for an increase in the number of shares reserved for issuance from 1,250,000 shares to 1,500,000 shares. The directors believe that this increase is necessary so that MCT can continue to grant stock options to attract, retain, and motivate key employees, which will benefit MCT and the shareholders. However, the amendment also provides that, if the merger with

Aseco is approved by the shareholders, the number of shares reserved for issuance under the plan will increase to 2,300,000 shares. If the merger is approved, the number of employees of MCT will approximately double, and additional shares will need to be reserved under the plan for the grant of options to the new employees.

     The directors recommend approval of the amendments to the plan by the stockholders. In order to be approved, the amendments to the plan must receive the affirmative vote of a majority of the shares of common stock present and voting at the meeting.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16 of the Securities Exchange Act of 1934 requires directors, officers and ten-percent stockholders to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the Securities and Exchange Commission. Such persons are also required to furnish MCT with copies of all Section 16 forms they file. Based solely on a review of the copies of such forms furnished to MCT, and written representations from such persons, MCT believes that all Section 16 filing requirements applicable to its directors, officers and ten-percent stockholders were complied with for fiscal 1999.

OTHER BUSINESS

     MCT knows of no business that will be presented for consideration at the Annual Meeting other than that described in this proxy statement. As to other business, if any, that may properly come before the Annual Meeting, it is intended that proxies solicited by the MCT board will be voted in the judgment of the person or persons voting the proxies, limited by rules of the Securities and Exchange Commission.

PROPOSALS OF STOCKHOLDERS

     Proposals of stockholders of MCT intended to be presented at MCT's next annual meeting of stockholders must be sent to the Secretary of MCT at the above address. It is now anticipated that the next annual meeting will be held on November 1, 2000. For any stockholder proposals to be considered for inclusion in MCT's proxy statement and proxy card relating to that meeting, the proposal must be submitted by May 16, 2000. If the proposal is submitted after that date but before September 16, 2000, it will not be included in MCT's proxy card but may be referred to in the proxy statement in accordance with rules of the Securities and Exchange Commission. If the proposal is submitted after September 16, 2000, it will be considered untimely and not included in any of MCT's proxy materials.

     As described in Aseco's proxy statement for its 1999 annual stockholders meeting, any proposals that Aseco stockholders wish to be considered for inclusion in the proxy statement for Aseco's 2000 annual stockholders meeting must be received by Aseco at its principal executive office no later than March 21, 2000. If notice of a stockholder proposal to be raised at Aseco's 2000 annual stockholders meeting is received at the principal executive offices of Aseco after June 4, 2000 proxy voting on that proposal will be subject to the discretionary voting authority of the designated proxy holders.

                                 LEGAL MATTERS

     The validity of the shares of MCT common stock offered by this document, and certain tax matters, will be passed upon for MCT by Best & Flanagan LLP, Minneapolis, Minnesota. Choate, Hall and Stewart, Boston, MA, will pass upon certain tax matters for Aseco.

                                    EXPERTS

     The financial statements of Micro Component Technology, Inc. as of June 26, 1999 and June 27, 1998 and for each of the three years in the period ended June 26, 1999, incorporated in this joint proxy Statement/Prospectus by reference from Micro Component Technology, Inc.'s Annual Report on Form 10-K, as amended, for the year ended June 26, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of that form given upon their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the Aseco consolidated financial statements and schedule included in Aseco's annual report on Form 10-K for the year ended March 28, 1999, as amended, as set forth in their report, which is incorporated by reference in this prospectus/proxy statement and elsewhere in the registration statement. Aseco's financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Representatives of Deloitte & Touche LLP are expected to attend the MCT annual meeting, and representatives of Ernst & Young LLP are expected to attend the Aseco special meeting. In each case, these representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                      WHERE YOU CAN FIND MORE INFORMATION

     MCT's annual report on Form 10-K, as amended, for the year ended June 26, 1999 and Aseco's annual report on Form 10-K, as amended, for the year ended March 28, 1999 accompany this document. MCT's and Aseco's latest quarterly reports on Form 10-Q also accompany this document. We each file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois.

Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http:www.sec.gov."

     MCT filed a registration statement on Form S-4 to register with the SEC the MCT common stock to be issued to Aseco stockholders in the merger. This document is a part of that registration statement and constitutes a prospectus of MCT in addition to being our proxy statement for the shareholder meetings. This document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC permits us to "incorporate by reference" information into this document. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

MCT COMMISSION FILINGS
(FILE NO. 0-22384)                             PERIOD
-----------------------------------------      ---------------------------------
Annual Report on Form 10-K, as amended         Year ended June 26, 1999
Quarterly Report on Form 10-Q                  Quarter ended September 25, 1999


ASECO COMMISSION FILINGS
(FILE NO. 0-21294)                             PERIOD
--------------------------------------------   ---------------------------------
Annual Report on Form 10-K, as amended         Year ended March 28, 1999
Quarterly Report on Form 10-Q, as amended      Quarters ended June 27, 1999 and
                                               September 26, 1999
Definitive Proxy Statement on Schedule 14A     For Annual Meeting Held August 4,
                                               1999

     We are also incorporating by reference additional documents that we may file with the SEC between the date of this document and the dates of the annual shareholders meeting of MCT and the special meeting of Aseco's shareholders.

     MCT has supplied all information contained or incorporated by reference in this document relating to MCT, and Aseco has supplied all information contained or incorporated by reference in this document relating to Aseco. The pro forma financial data and financial statements contained in this document have been prepared by MCT after consultation with Aseco.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Shareholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate party at the following addresses:


          Micro Component Technology, Inc.     Aseco Corporation
          Attention: Ms. Diane Nordenstrom     Attention: Ms. Mary Barletta
          2340 West County Road C              500 Donald Lynch Boulevard
          St. Paul, MN 55113-2528              Marlboro, MA 01752
          (651) 697-4000                       (508) 481-8896

     If you would like to request documents from us, please do so by January 7, 2000 to receive them before the shareholder meetings.


     You should rely only on the information contained or incorporated by reference in this document to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated December 31, 1999. You should not assume that the information contained in this document is accurate as of any date other than December 31, 1999, and neither the mailing of the document to shareholders nor the issuance of MCT common stock in the merger will create any implication to the contrary.

                                                                      APPENDIX A


                         AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of the 18th day of September, 1999, by and among Micro Component Technology, Inc., a Minnesota corporation ("Parent"), MCT Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Aseco Corporation, a Delaware corporation (the "Company").

     WHEREAS, the Board of Directors of the Parent and the Company deem it advisable and in the best interests of their respective stockholders to consummate, and have approved, the business combination transaction provided for herein in which Merger Sub would merge (the "Merger") with and into the Company, and the Company would become a wholly-owned subsidiary of Parent.

     WHEREAS, the parties hereto intend that (i) the issuance of the Parent Common Stock (as defined below) to the shareholders of the Company in connection with the Merger shall be on a tax-free basis to the shareholders of the Company and (ii) this transaction shall qualify for federal income tax purposes as a reorganization within the meaning of (section) 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:


                                   ARTICLE I
                                  THE MERGER

     Section 1.1 EFFECTIVE TIME OF THE MERGER. Subject to the provisions of this Agreement, articles of merger (the "Articles of Merger") shall be properly executed and thereafter duly filed with the Secretary of State of Delaware as provided in the Delaware General Corporation Law (the "Delaware Law"), as soon as practicable on or after the Closing (as defined in Section 1.2). The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of Delaware or at such other time as the parties may agree upon in writing pursuant to applicable law (the "Effective Time").

     Section 1.2 CLOSING. The closing of the Merger (the "Closing") will take place as set forth in Section 6.4 hereof at the offices of Best & Flanagan LLP, 4000 U.S. Bank Place, 601 Second Avenue South, Minneapolis, Minnesota, or at such other place and time as is agreed to in writing by the parties hereto.

     Section 1.3 EFFECTS OF THE MERGER.

          (a) At the Effective Time (i) Merger Sub shall be merged with and into the Company which shall be the surviving corporation (the "Surviving Corporation";

     Merger Sub and the Company are sometimes referred to herein as the "Constituent Corporations") and the separate existence of Merger Sub shall cease, (ii) the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation, and (iii) the Bylaws of the Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation.

          (b) Upon the effectiveness of the Merger, all of the estate, property, rights, privileges, powers and franchises of the Constituent Corporations and all of their property, real, personal and mixed, and all the debts due on whatever account to either of them, as well as all stock subscriptions and other chooses in action belonging to either of them shall be transferred to and vested in the Surviving Corporation; and all claims, demands, property and other interests shall be the property of the Surviving Corporation, and the title to all real estate vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger, but shall be vested in the Surviving Corporation all as provided in Section 251 and 259 and other applicable provisions of Delaware Law.

          The Merger is intended to constitute a tax-free reorganization under
     Section 368(a) of the Code. The parties hereby adopt this Agreement as a "plan of reorganization" within the meaning of Section 368(a) of the Code and the regulations thereunder.

     Section 1.4 DIRECTORS AND OFFICERS OF SURVIVING CORPORATION.

          (a) The directors of Merger Sub at the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.

          (b) The officers of the Merger Sub at the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, or as otherwise provided by law.


                                  ARTICLE II
                           CONVERSION OF SECURITIES

     Section 2.1 CONVERSION OF CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

          (a) Each issued and outstanding share of the Company's Common Stock, $.01 par value (the "Shares") not owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent (other than those Shares held by stockholders of the Company who properly exercise any dissenters' rights available under applicable law) immediately prior to the Effective Time shall be converted into the right to receive its pro rata share of the Shareholder Consideration (as defined below).

          (b) Each then outstanding Share owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent shall be cancelled.

          (c) Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of the common stock of the Surviving Corporation.

          (d) All Shares that are owned by the Company as treasury stock or by any wholly owned Subsidiary (as hereinafter defined) of the Company shall be cancelled and retired for no value and shall cease to exist and no consideration shall be delivered in exchange therefor. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or (ii) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership).

     Section 2.2 CONSIDERATION. The total consideration to be paid in connection with the Merger shall be $16,300,000, subject to any adjustment pursuant to in
Section 6.6 and the effect of the maximum and minimum prices set forth below (the "Acquisition Consideration"). Except as provided in Section 2.3(b), the Acquisition Consideration, shall be paid solely in shares of the Parent's Common Stock, $.01 par value per share (the "Parent Common Stock"). The Shareholder Consideration shall be the aggregate number of shares of Parent Common Stock, subject to Section 2.3(b), to be issued upon conversion pursuant to Section 2.1(a), determined as follows:

          (a) The Acquisition Consideration, subject to Section 6.6, shall be divided by the average closing sale price per share of the Parent Common Stock over the last twenty trading days prior to the day of the Closing, as reported by Nasdaq, provided that if such average closing price is less than $3.565 per share, the divisor shall be $3.565, and if such average closing price is more than $5.563, the divisor shall be $5.563 as so adjusted (the "Parent Stock Price"). The result shall be the "Total Share Consideration".

          (b) The Total Share Consideration shall be divided by the actual number of Shares outstanding immediately prior to the Closing (plus 709,152 shares to reflect shares reserved to options (which was calculated on the treasury stock method as of the execution of this Agreement). The result shall be the "Exchange Ratio".

          (c) The number of shares of Parent Common Stock determined by multiplying the Exchange Ratio by the number of issued and outstanding shares of Shares immediately prior to the Closing shall be the "Shareholder Consideration".

     Section 2.3 PAYMENT OF THE ACQUISITION CONSIDERATION.

          (a) EXCHANGE AGENT. As of the Effective Time, the Parent shall deposit with Norwest Bank Minnesota, N.A. (the "Exchange Agent"), the Shareholder Consideration. The Exchange Agent shall hold such shares in a separate account for exchange pursuant to the terms of this Agreement (the "Exchange Fund").

          Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of Shares immediately prior to the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of certificates for the Shares (the "Certificates") to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits in lieu thereof) in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall receive in exchange therefore a new certificate representing that number of whole shares of Parent Common Stock determined by multiplying the number of Shares represented by such Certificate by the Exchange Ratio, and subtracting any resulting fractional Shares. The holder shall also receive cash in lieu of any fractional shares, and the Certificate so surrendered shall forthwith be cancelled.

          In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this
     Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent the shares of Parent Common Stock (and cash in lieu of fractional shares) into which the Shares previously represented by such Certificate were converted at the Effective Time. All shares of Parent Common Stock issued upon conversion of the Shares (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares.

          (b) NO FRACTIONAL SHARES. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates for the Shares and the owner of such fractional share interests will not be entitled to vote or to any rights of a stockholder of the Parent. Each holder of Certificates who otherwise would be entitled to receive a fractional share of Parent Common Stock shall receive, in lieu of such fractional share interest, an amount of cash (without interest) determined by multiplying (i) the Parent Stock Price, by
     (ii) the fractional share interest to which such holder would otherwise be entitled. The Parent shall transfer to the Exchange Agent on a timely basis the cash necessary to make payments under this paragraph (b).

          (c) LOST, STOLEN OR DESTROYED CERTIFICATES. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person or entity that claims such Certificate to be lost, stolen or destroyed, Parent will issue in exchange for such lost, stolen or destroyed Certificate such pro rata share of the Shareholder Consideration deliverable in respect thereof as determined in accordance with this Agreement; provided that Parent may require that the owner of such lost, stolen or destroyed Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     Section 2.4 TERMINATION OF EXCHANGE FUND.

          (a) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund which remains undistributed to the holders of Shares for two years after the Effective Time shall be delivered to the Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Parent for the shares of the Parent Common Stock and any cash in lieu of fractional shares to which they are entitled.

          (b) NO LIABILITY. Neither the Parent nor the Company shall be liable to any holder of Shares for any such shares of the Parent Common Stock or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law. For the purposes of this Agreement, "Law" shall mean any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree.

          (c) STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into shares of the Parent Common

   Stock and any cash in lieu of fractional shares of the Parent Common Stock to which the holders of the Certificates are entitled pursuant to this Agreement.


                                  ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

     The Company represents and warrants to Parent and Merger Sub as follows:

     Section 3.1 ORGANIZATION; SUBSIDIARIES. Each of the Company and its respective Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all requisite corporate power and corporate authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power, authority, and governmental approvals would not have a Material Adverse Effect (as defined herein) on or of the Company and its Subsidiaries. In this Agreement, the term "Material Adverse Effect" used in reference to the Company means any event, change or effect, which either alone or in the aggregate with all other such events, changes or effects, is, or is reasonably likely to be, materially adverse to the business, financial condition, properties, assets, capitalization, stockholders' equity, liabilities (including contingent liabilities), results of operations, licenses or franchises of the Company and its Subsidiaries on consolidated basis. Each of Company and its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect. Section 3.1 of the disclosure schedule delivered by the Company to Parent on the date hereof (the "Company Disclosure Schedule") sets forth a complete and accurate list of all jurisdictions in which Company or its Subsidiaries is qualified to do business as a foreign corporation and sets forth a complete and accurate list of all of its Subsidiaries (including jurisdiction of incorporation or formation and the capitalization of each Subsidiary). All of the outstanding shares of capital stock of Company's Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are owned, directly or indirectly, by the Company. Except as disclosed in Section 3.1 of the Company Disclosure Schedule, Company does not have any Subsidiaries or, directly or indirectly, own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. The copies of the Certificate of Incorporation and Bylaws of Company, and of the comparable organizational documents of each of its Subsidiaries, provided to Parent, are true and complete copies of all such documents, in each case as amended to the date hereof and shall be as of the Effective Time. Except as disclosed in Section 3.1, neither the Company nor any of its Subsidiaries is in violation of its Certificate of Incorporation, Bylaws or comparable organizational documents.

     Section 3.2 CAPITALIZATION. The authorized capital stock of Company consists of: 15,000,000 shares of common stock, no par value (the "Company Common Stock"), of which 3,887,543 shares are issued and outstanding, and 1,000,000 shares of preferred stock, par value $.01 per share, of which none are issued and outstanding. All of the outstanding shares of Company Common Stock are, and immediately prior to the Effective Time the outstanding shares of the Company Common Stock shall be, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereto. Except as set forth on Section 3.2 of the Company Disclosure Schedule, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) ("Voting Debt") of Company are issued or outstanding. Except as set forth above or in Section 3.2 of the Company Disclosure Schedule, there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments of any character relating to the issued or unissued capital stock or Voting Debt of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of the respective capital stock or Voting Debt or securities convertible into or exchangeable for such shares or equity interests or obligating Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement or commitment. Company is not a party to any voting trust or other arrangement or understanding with respect to the voting of Company Common Stock. There are no contractual obligations of Company or its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries.

     Section 3.3 AUTHORITY. Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby (other than, with respect to the Merger, the adoption of this Agreement by the stockholders of the Company as set forth in
Section 7.1 (d)). The Board of Directors of Company has duly approved this Agreement, determined that the Merger is fair to, and in the best interest of, its stockholders and resolved to recommend that such stockholders approve this Agreement and the Merger, and such resolutions are in full force and effect. Duly certified, true and correct copies of such resolutions adopted will be provided to Parent. This Agreement has been duly executed and delivered by Company, and this Agreement constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms.

     Section 3.4 CONSENTS AND APPROVALS; NO VIOLATIONS. Except as disclosed in the Company's filings pursuant to the Securities Exchange Act of 1934 (the "Exchange

Act") or as set forth in Section 3.4 of the Company Disclosure Schedule, and except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exchange Act and Delaware Law, neither the execution, delivery or performance of this Agreement nor the consummation by Company of the transactions contemplated hereby nor compliance by Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws of Company or of the comparable organizational documents of any of its Subsidiaries, (ii) require any filing with, or permit, authorization, consent or approval of, any court, arbitral tribunal, legislative body, administrative agency or commission or other governmental or other regulatory authority or agency (a "Governmental Entity"), (iii) result in a violation or breach of, or constitute (with notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) or require any authorization, consent or approval under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Company or any of its Subsidiaries or any of their properties or assets, except in the case of
(ii) or (iii) for violations, breaches or defaults which would not, and except for failures to obtain such permits, authorizations, consents or approvals or to make such filings which would not, individually or in the aggregate, have a Material Adverse Effect.

     Section 3.5 SEC REPORTS. The Company has furnished to Parent a true and complete copy of each prospectus, definitive proxy statement and report filed by the Company with the SEC since the date of the Company's year end for fiscal year 1996 (the "SEC Reports"), including the Company's Annual Report on Form 10-K, for the fiscal year ended March 28, 1999 (the "Form 10-K"). None of the SEC Reports (as of their respective filing dates) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein not misleading. The consolidated balance sheet of the Company, as of March 28, 1999, included in SEC Reports (including the related notes and schedules), presents fairly, in all material respects, the consolidated financial position of the Company as of its date and the related consolidated statements of operations, cash flows and changes in stockholders' equity included in the SEC Reports (including any related notes and schedules) present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the periods set forth therein, in each case, in accordance with generally accepted accounting principles ("GAAP"), except as otherwise specified therein (including in the related notes).

     Section 3.6 PROXY STATEMENT/PROSPECTUS. The combined proxy statement and Form S-4 registration statement to be prepared jointly by the parties and filed with the Securities and Exchange Commission for the purpose of soliciting shareholder votes for the Merger and registering shares of the Parent to be issued to the Company's shareholders in the Merger, respectively, is referred to herein as the "Proxy Statement/Prospectus". The information provided by the Company for inclusion in the Proxy Statement/Prospectus shall be true and complete, shall not contain any untrue statement of a material fact and shall not omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.

     Section 3.7 EMPLOYEE BENEFITS. All employment contracts, all termination agreements with executive officers and all bonus, deferred compensation, pension, retirement, profit sharing, severance pay, stock option, stock purchase and other material employee benefit plans (other than medical and other similar welfare plans made generally available to all employees of the Company or a subsidiary of the Company) to which the Company or any of its subsidiaries is a party are listed, summarized or otherwise described or incorporated by reference in the SEC Reports or in Section 3.7 of the Company Disclosure Schedule.

     Section 3.8 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since March 28, 1999, (i) Company and Company's Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses and (ii) there has not been (A) any change, or any development of which management of Company has knowledge, which has had or is reasonably likely to have a Material Adverse Effect; (B) any declaration, setting aside or payment of any dividend or other distribution with respect to the capital stock of Company other than regular quarterly cash dividends; (C) any material change by Company in accounting principles, practices or methods; or (D) any increase of more than $40,000 in aggregate in the compensation payable or which could become payable by Company and Company's Subsidiaries to their officers or key employees, or any material amendment of any Company Benefit Plans.

     Section 3.9 ERISA COMPLIANCE.

          (a) Company Disclosure Schedule 3.09(a) attached hereto contains a list and brief description of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as "Pension Plans"), all "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) and all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, stock bonus, phantom stock, retirement, vacation, severance, disability, death benefit, welfare, Christmas bonus, hospitalization, medical or other plan, arrangement or understanding, whether or not legally binding, providing benefits to any current or former employee, officer or director of Company, or maintained or contributed to by Company for the benefit of any employee, officer or director of Company currently or within the last five years (collectively, "Benefit Plans").

          (b) On or prior to the date of this Agreement, Company has delivered to Parent true and complete copies of (i) each Benefit Plan or, in the case of any unwritten Benefit Plans, descriptions thereof (ii) the most recent annual report on Form 5500 filed with the IRS with respect to each Benefit Plan, if any such report was required, (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any Benefit Plan, (v) the most recent actuarial report relating to any Benefit Plan, and (vi) the most recent IRS determination letter or opinion letter for each Benefit Plan.

          (c) Except as disclosed in Company Disclosure Schedule 3.09(c) attached hereto, all Pension Plans have been the subject of determination letters from the IRS to the effect that such Pension Plans are qualified and exempt from federal income taxes, and no such determination letter has been revoked nor has revocation been threatened, nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that could adversely affect its qualification or increase its costs.

          (d) Except as disclosed on Company Disclosure Schedule 3.09(d) attached hereto, no Pension Plan that Company maintains, or to which Company is or was previously obligated to contribute, had, as of the respective last annual valuation date for each Pension Plan, any unfunded "benefit liabilities," (as defined in Section 4001(a)(16) of ERISA) based on actuarial assumptions which have been furnished to Parent. None of the Pension Plans has an "accumulated funding deficiency," (as defined in Section 412(a) of the Code) whether or not waived. None of Company, any officer of Company or any of the Benefit Plans which are subject to ERISA, including, without limitation, the Pension Plans, or any trusts created thereunder, or, to the best knowledge of the Company, any trustee or administrator thereof, has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA in Section 4975(c) of the Code) or any other breach of fiduciary responsibility that could subject Company or any officer of Company to a material amount of tax or penalty on prohibited transactions or to any material liability under ERISA. Except as disclosed on Company Disclosure Schedule 3.09(d) attached hereto, neither any of such Pension Plans nor any of such trusts have been terminated, nor has there been any "reportable event" (as defined in Section 4043(c) of ERISA) with respect to which the 30-day notice requirement has not been waived and Company is not aware of any other reportable events with respect thereto during the last five years. Company has never had an obligation to contribute to a "multi-employer plan" as defined in Section 3(37) of ERISA. No liability to the Pension Benefit Guaranty Corporation (the "PBGC") has been or is expected to be incurred with respect to any Benefit Plan by reason of a Benefit Plan termination. The PBGC has not instituted proceedings to terminate any Benefit Plan. Except as noted on Company Disclosure Schedule 3.09(d), there is no Benefit Plan to which Title IV of ERISA applies which has terminated and whose "date of termination" (as defined in Section 4048 of ERISA) occurred after September 1, 1974 or any such Benefit Plan to which Title IV of ERISA applies which has partially terminated. No event has occurred, and there exists no condition or set of circumstance which presents a material risk of the termination or partial termination of any such Benefit Plan, which could result in a liability on the part of Company to the PBGC.

          (e) With respect to any Benefit Plan that is an employee welfare benefit plan, except as disclosed in Company Disclosure Schedule 3.09(e) attached hereto, (i) no such Benefit Plan is a "welfare benefit fund", (as defined in Section 419(e) of the Code), (ii) each such Benefit Plan that is a group health plan complies in all material respects with the applicable requirements of the Code and the Social Security Act and (iii) each such Benefit Plan, including, without limitation, any such Plan covering retirees or other former employees, may be amended or terminated without liability to Parent or Company on or at any time after the Effective Date of the Merger.

          (f) Each Benefit Plan and all related trust or other agreements conform in form and operation to, and comply with, all applicable laws and regulations, including, without limitation, ERISA and the Code, and all reports or information relating to each such Benefit Plan required to be filed with any Governmental Entity or disclosed to participants have been timely filed and disclosed.

          (g) Company has not announced a plan to create or amend, or noes it have any legally binding commitment to create or amend, any Benefit Plan or to create any new arrangement which would be a Benefit Plan.

          (h) All insurance premiums with respect to any Benefit Plan, including, without limitation, premiums to the PBGC, have been paid in full. Except as disclosed on Company Disclosure Schedule 3.09(h) attached hereto, there are no retrospective adjustments provided for under any insurance contracts maintained pursuant to any Benefit Plan with regard to policy years or other periods ending on or before the Effective Date of the Merger.

          (i) No Benefit Plan, or the deduction of any contributions thereto by Company, has been the subject of audit by the IRS or the Department of Labor, and no litigation or asserted claims exist against Company or any Benefit Plan or fiduciary with respect thereto, other than such benefit claims as are made in the normal operation of a Benefit Plan. There are no known facts which could give rise to any action, suit, grievance, arbitration or other claim in connection with any Benefit Plan.

          (j) With respect to any Benefit Plan which covers current or former employees, officers or directors who are not residents of the United States of America, any references in this Company Disclosure Schedule 3.09(j) to ERISA, the Code or any other applicable law will be read to mean any applicable law of similar import for the jurisdiction in which such individuals reside.

     Section 3.10 LITIGATION. Section 3.10 of the Company Disclosure Schedule sets forth a complete and accurate list and description of all suits, claims, actions, proceedings and investigations which are pending or threatened against the Company or any of its Subsidiaries, judicial, administrative or otherwise.

     Section 3.11 ENVIRONMENTAL MATTERS.

          (a) As used in this Agreement:

               "Environmental Claim" means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, or release into the environment, of any Materials of Environmental Concern (as hereinafter defined) at any location, whether or not owned or operated by Company or its Subsidiaries or
          (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Laws (as hereinafter defined).

               "Environmental Laws" means all federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata), including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

               "Materials of Environmental Concern" means chemicals, pollutants, contaminants, hazardous wastes, toxic substances, petroleum and petroleum products.

          (b) Except as set forth in Section 3.11 of the Company Disclosure Schedule, Company and its Subsidiaries for their respective businesses as previously or now being conducted are in material compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by Company and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, neither Company nor its Subsidiaries have received any communication (written or oral), whether from a governmental authority, citizens group, employee or otherwise, that alleges that Company or its Subsidiaries are not in such full compliance and, to Company's best knowledge, there are no circumstances that may prevent or interfere with such full compliance in the future. All material permits and other governmental authorizations currently held by Company and its Subsidiaries pursuant to the Environmental Laws are identified in Section 3. 11 of the Company Disclosure Schedule.

          (c) Except as set forth in Section 3.11 of the Company Disclosure Schedule, there is no Environmental Claim pending or threatened against Company or its Subsidiaries or, to Company's best knowledge, against any person or entity whose liability for any Environmental Claim Company or its Subsidiaries have or may have retained or assumed either contractually or by operation of law.

          (d) Except as set forth in Section 3.11 of the Company Disclosure Schedule, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that could form the basis of any Environmental Claim against Company or its Subsidiaries or, to Company's best knowledge, against any person or entity whose liability for any Environmental Claim Company or its subsidiaries have or may have retained or assumed either contractually or by operation of law.

          (e) Without in any way limiting the generality of the foregoing to the knowledge of the Company, (i) all on-site and off-site locations where Company or its Subsidiaries have stored, disposed or arranged for the disposal of Materials of Environmental Concern are identified in Section
     3.11 of the Company Disclosure Schedule, (ii) to the best knowledge of Company without having made any inquiries to third parties with respect thereto, all underground storage tanks, and the capacity and contents of such tanks, located on property owned or leased by Company or its Subsidiaries are identified in Section 3.11 of the Company Disclosure Schedule, (iii) except as set forth in Section 3.11 of the Company Disclosure Schedule, there is no asbestos contained in or forming part of any building, building component, structure or office space owned or leased by Company or its Subsidiaries, and (iv) except as set forth in Section
     3.11 of the Company Disclosure Schedule, to the best knowledge of Company without having made any inquiries to third parties with respect thereto, no polychlorinated biphenyls (PCBIs) are used or stored at any property owned or on or within any premises leased by Company or its Subsidiaries.

     Section 3.12 ABSENCE OF CERTAIN PRACTICES. Neither Company nor any of its Subsidiaries nor, to the best knowledge of Company, any director, officer, agent, employee, or other person acting on behalf of Company or any of its Subsidiaries, has used or received any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to, or on behalf of, government officials or others.

     Section 3.13 INTELLECTUAL PROPERTY. Section 3.13 of the Company Disclosure Schedule contains a complete and accurate list of (i) all patents, registered trademarks, trade names and copyrights owned by Company, used or proposed to be used by Company or any of its Subsidiaries and all applications therefor (indicating whether or not such patent, trademark, trade name, or copyright is owned by Company) and (ii) all agreements relating to technology, know-how or processes which Company or any of its Subsidiaries is licensed or authorized to use by others.

Except as set forth in Section 3.13 of the Company Disclosure Schedule, no claims have been asserted by any person challenging or questioning the use by Company or any of its Subsidiaries of any such patents, trademarks, trade names, copyrights, technology, or processes (the "Intellectual Property"), with respect to Intellectual Property by Company or its subsidiaries, challenging or questioning said ownership, or the Company's use of any know-how owned by or used by Company or any of its Subsidiaries or challenging or questioning the validity or effectiveness of any such license or agreement and, to the knowledge of Company, there exists no valid basis for any such claim, except for such claim or claims an adverse determination of which, individually or in the aggregate, would not have a Material Adverse Effect; and to the knowledge of the Company, the use of such Intellectual Property by Company or any of its Subsidiaries does not infringe on the rights of any person, except for such infringement or infringements which, individually or in the aggregate, would not have a Material Adverse Effect on Company. For the purposes of this Agreement, "knowledge of the Company" shall mean the actual knowledge of any of its directors, officers, employees, investment bankers, attorneys or accountants, and shall include any information which any of such persons could have discovered through reasonable investigation in the ordinary course of their duties. Except as set forth on Section 3.13 of the Company Disclosure Schedule, the Intellectual Property registrations and patents owned by Company or any of its Subsidiaries, and any applications therefore, are to the knowledge of the Company subsisting and enforceable, and none has lapsed, expired, or been abandoned, and all such registrations, patents and applications therefore are currently standing in the name of Company or its Subsidiaries, except where any of the aforementioned defects in such registrations, patents or applications would not have a Material Adverse Effect. Company and each of its Subsidiaries owns (free and clear of any lien, encumbrance or other restriction), or is otherwise licensed or has the right to use, all Intellectual Property used in or necessary for the conduct of its business, except where any failure to own, be licensed to use or have the right to use would not, individually or in the aggregate, have a Material Adverse Effect, and the consummation of the transactions contemplated by this Agreement will not alter or impair any such rights.

     Section 3.14 TAXES. Except as disclosed in Section 3.14 of the Company Disclosure Schedule, the Company has filed all federal, state and local tax returns required to be filed by it and paid all taxes due thereon.

     Section 3.15 NO UNDISCLOSED LIABILITIES. Except as and to the extent set forth in the audited consolidated balance sheets of Company as of March 28, 1999 included in the Company Financial Statements, none of Company or Company's Subsidiaries had as of that date any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Company and Company's Subsidiaries (including the notes thereto) which constituted a Material Adverse Effect. Except as and to the extent set forth in the interim balance sheets, since March 28, 1999, neither Company, nor any of Company's Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, which would have, individually or in the aggregate, a Material Adverse Effect.

     Section 3.16 REAL PROPERTIES. Neither the Company nor its Subsidiaries own any real property. The Company leases real estate under the leases listed on
Section 3.16 of the Company Disclosure Schedule, all of which are in full force and there exists no event of default under said leases by any party thereto.

     Section 3.17 COMPLIANCE WITH APPLICABLE LAW. Company and Company's Subsidiaries hold and are in compliance with all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits"), except for failures to hold or comply with such permits, licenses, variances, exemptions, orders and approvals which do not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Company, the businesses of Company and Company's Subsidiaries are not being conducted in violation of any order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to Company or any of Company's Subsidiaries.

     Section 3.18 EMPLOYEE MATTERS. Section 3.18 of the Company Disclosure Schedule sets forth a complete and accurate list of the titles and annual compensation (including any bonuses) of all directors and officers of Company, and all employees of Company or any of Company's Subsidiaries whose annual base income exceeds $50,000 (excluding any bonuses). Except as set forth in Section
3.18 of the Company Disclosure Schedule, none of Company or any of Company's Subsidiaries is a party to or bound by any contract, agreement or arrangement regarding the employment, services, consulting or severance from or termination of employment, of any director, officer or employee (past or present) (each an "Employment Agreement").

     Company and its Subsidiaries have paid in full to, or accrued on behalf of, all of their respective employees, wages, salaries, commissions, bonuses and other direct compensation for all services performed by them to the date hereof and all amounts required to be reimbursed to such employees except those which in the aggregate total less than $35,000. Company and its Subsidiaries are in material compliance with all applicable laws and regulations respecting employment and employment practices; there is no unfair labor practice complaint against Company or any of its Subsidiaries pending before any Government Entity; there is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against or involving Company or any of its Subsidiaries; no representation question or to the knowledge of the Company any pending organization attempt by any collective bargaining representative exists respecting the employees of Company or any of its Subsidiaries. There are no collective bargaining agreements or other employee representation agreements which exist or are currently being negotiated by Company or any of Company's Subsidiaries.

     Section 3.19 INSURANCE POLICIES. Section 3.19 of the Company Disclosure Schedule contains a complete and accurate list of all insurance policies providing coverage in favor of Company and Company's Subsidiaries, or relating to real property, whether leased or owned by Company or Company's Subsidiaries, specifying the insurer, amount of coverage and type of insurance under each and indicating which of such policies provide for retrospective premium adjustments. Each such policy is in full force and effect and all premiums are currently paid or accruals provided for and no notice of cancellation or termination has been received with respect to any such policy. Such policies are sufficient for compliance with all material requirements of law.

     Section 3.20 CONTRACTS.

          (a) Section 3.20(a)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all contracts, agreements and other arrangements to which Company or any of Company's Subsidiaries is a party or by which Company, any of Company's Subsidiaries or any of their respective assets are bound (excluding plans referred to in Sections 3.9 and 6.5 and leases referred to in Section 3.16) pursuant to which (i) any party thereto is entitled prospectively to receive in excess of $35,000,
     (ii) any party thereto has the right or option prospectively to order products or services the consideration for which would exceed $35,000, or
     (iii) payments are based on the profits or revenues of Company or any of Company's Subsidiaries (hereinafter referred to collectively as (the "Contracts"). Each of the Contracts is in full force and effect and enforceable in accordance with its terms. Neither Company nor Company's Subsidiaries have received any formal or official notice (written or oral) of cancellation or termination of, or intent to cancel or terminate, any of the Contracts. With respect to each Contract which by its terms will terminate within one year of the date hereof (or unless an option to extend such Contract is exercised), neither Company nor any of Company's Subsidiaries has received any formal or official notice (written or oral) that any such Contract will not be so renewed or that any such extension option will not be exercised. Except as set forth in Section 3.20(a)(ii) of the Company Disclosure Schedule, there exists no event of default or occurrence, condition or act on the part of Company or any of Company's Subsidiaries or, to the best knowledge of Company, on the part of the other parties to such Contracts which constitutes or would constitute (with notice or lapse of time or both) a breach of or default under any of the Contracts, or cause or permit acceleration of any obligation of Company or any of Company's Subsidiaries thereunder, which individually or in the aggregate would have a Material Adverse Effect. Except as set forth in
     Section 3.20(a) of the Company Disclosure Statement, no consent of any other party to the Contracts is required in connection with the execution, delivery and performance of this Agreement or in order for the Contracts to remain in full force and effect following the Merger.

          (b) None of Company nor any of Company's Subsidiaries is a party to any agreement which materially limits the freedom of Company or any of Company's Subsidiaries to compete in any line of business or with any person.

     Section 3.21 BILLED ACCOUNTS RECEIVABLE. All notes and billed accounts receivable of Company and Company's Subsidiaries, represent sales or services made or rendered in the ordinary course of business and represent the legal, valid and binding obligations of the obligors thereon. The Company has reviewed customer receivables and has established adequate reserves to provide for doubtful accounts of, any valid counterclaims by, and allowances to, its customers.

     Section 3.22 DISCLOSURE. No representation, warranty or statement made by Company in this Agreement or the Company Disclosure Schedules contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact required to be stated herein or therein, or necessary in order to make, in light of the circumstances under which such statements were made, not misleading.

     Section 3.23 VOTE REQUIRED. The affirmative vote of the holders of a majority of the outstanding shares of the Company Common Stock is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     Section 3.24 BANKS; POWERS OF ATTORNEY. Section 3.24 of the Company Disclosure Schedule sets forth (a) the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which Company or any of Company's Subsidiaries maintain safe deposit boxes or accounts of any nature and the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto, and (b) the names of all persons to whom Company or any of Company's Subsidiaries have granted a power of attorney, together with a description thereof.


                                  ARTICLE IV
                        REPRESENTATIONS AND WARRANTIES
                           OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to Company as follows:

     Section 4.1 ORGANIZATION: PARENT AND SUBSIDIARIES. Each of Parent, Merger Sub and each of the respective Subsidiaries of the Parent, is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and corporate authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have a Material Adverse Effect on or of Parent and its Subsidiaries. In this Agreement, the term "Material Adverse Effect" used in reference to the Parent means any event, change or effect, which either alone or in the aggregate with all other such events, changes or effects, is, or is reasonably likely to be, materially adverse to the business, financial condition, properties, assets, capitalization, stockholders' equity, liabilities (including contingent liabilities), results of operations, licenses or franchises of the Parent and its Subsidiaries on consolidated basis. Each of Parent and Merger Sub is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect.

     Section 4.2 CAPITALIZATION. The authorized capital stock of Parent consists of: (i) 20,000,000 shares of Parent Common Stock, of which, as of the date hereof 7,476,922 shares are issued and outstanding and (ii) 1,000,000 shares of preferred stock, of which, as of the date hereof no shares are issued and outstanding. As of the date hereof, there are outstanding pursuant to Parent's incentive and stock option plans, and other rights to purchase shares other than under its ESPP (the "Parent Stock Plans") to purchase 1,396,000 shares of Parent Common Stock, and warrants to purchase 268,307 shares of Parent Common Stock. All issued shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereto. As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $1.00 per share, all of which are validly issued, fully paid and non-assessable and are owned directly by Parent.

     Section 4.3 PARENT AUTHORITY. Parent has the requisite corporate power and authority to execute and deliver this Agreement. The execution, delivery and performance of this Agreement and the consummation of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent shall be necessary to authorize this Agreement or to consummate the transactions so contemplated other than obtaining the requisite approval of its Shareholders. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against it in accordance with its terms.

     Section 4.4 MERGER SUB AUTHORITY. Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by Merger Sub and constitutes a valid and binding obligation of Merger Sub, enforceable against it in accordance with its terms.

     Section 4.5 CONSENTS AND APPROVALS; NO VIOLATIONS. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of the Securities Act of 1933, the Exchange Act, the HSR Act, any applicable "Blue Sky" laws and the Minnesota Law, neither the execution, delivery or performance of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby nor compliance by Parent and Merger Sub with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws of Parent and Merger Sub, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity,
(iii) result in a violation or breach of, or constitute (with notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) or require any authorization, consent or approval under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any-order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries or any of their properties or assets, except in the case of (ii) and (iii) for violations, breaches or defaults which would not, and except for failures to obtain such permits, authorizations, consents or approvals or to make such filings which would not, individually or in the aggregate, have a Material Adverse Effect.

     Section 4.6 SEC REPORTS AND FINANCIAL STATEMENTS. Parent has filed with the SEC, and has heretofore furnished to the Company, true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it and actually filed under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), (as such documents have been amended since the time of such filing for the periods since Fiscal Year 1996, collectively, the "Parent SEC Documents"). The Parent SEC Documents, including without limitation any financial statements or schedules included therein, at the time filed, (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of Parent and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

     Section 4.7 PROXY STATEMENT/PROSPECTUS. The information provided by Parent and Merger Sub for inclusion in the Proxy Statement/Prospectus shall be true and complete, shall not contain any untrue statement of a material fact and shall not omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading.

     Section 4.8 ISSUANCE OF SHARES. Upon issuance of Parent's shares to the Company's shareholders pursuant to the Merger, such shares shall be duly authorized, validly issued, fully paid, and non-assessable shares of Parent's Common Stock.

     Section 4.9 OPERATION OF MERGER SUB. Merger Sub is a direct, wholly-owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

     Section 4.10 LITIGATION. There are no suits, claims, actions, proceedings and investigations which are pending or threatened against the Parent or any of its Subsidiaries, judicial, administrative or otherwise.

     Section 4.11 NO UNDISCLOSED LIABILITIES. Except as and to the extent set forth in the audited consolidated balance sheets of Parent as of June 28, 1999 included in the Parent Financial Statements, none of Parent or Parent's Subsidiaries had as of that date any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and Parent's Subsidiaries (including the notes thereto) which constituted a Material Adverse Effect. Since June 28, 1999, neither Parent, nor any of Parent's Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, which would have, individually or in the aggregate, a Material Adverse Effect.

     Section 4.12 COMPLIANCE WITH APPLICABLE LAW. Parent and Parent's Subsidiaries hold and are in compliance with all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), except for failures to hold or comply with such permits, licenses, variances, exemptions, orders and approvals which do not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Parent, the businesses of Parent and Parent's Subsidiaries are not being conducted in violation of any order, writ, injunction, decree, statute, rule or regulation of any Governmental Entity applicable to Parent or any of Parent's Subsidiaries.

     Section 4.13 DISCLOSURE. No representation, warranty or statement made by Parent or Merger Sub in this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact required to be stated herein or therein, or necessary in order to make, in light of the circumstances under which such statements were made, not misleading.


                                   ARTICLE V
                    CONDUCT OF BUSINESS PENDING THE MERGER

     Section 5.1 COVENANTS OF COMPANY. Prior to the Effective Time, except as expressly permitted by this Agreement, or to the extent that Parent in its sole discretion shall otherwise consent in writing:

          (a) ORDINARY COURSE. Company and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use their reasonable best efforts to preserve intact their present business organizations, preserve their working capital, keep available the services of their present officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing business shall not be impaired in any material respect following the Merger.

          (b) DIVIDENDS; CHANGES IN STOCK. The Company shall not, and shall not permit any of its Subsidiaries to, (i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) directly or indirectly repurchase, redeem or otherwise acquire, any shares of its capital stock or capital stock of any Subsidiary.

          (c) ISSUANCE OF SECURITIES. Company shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, pledge, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Voting Debt or any securities convertible into or exchangeable for, or any Stock Options and rights to acquire, any such shares or Voting Debt other than:

               (i) shares of Company Common Stock issuable upon the valid exercise of currently outstanding options (other than new options for not more than 30,000 Shares in the aggregate for new employees) under the Company's stock option plans listed on Section 3.9 of the Company Disclosure Schedule (the "Company Stock Option Plans");

               (ii) shares of Company Common Stock issued under the Company Employee Stock Purchase Plan (the "ESPP") on or before September 30, 1999; and

               (iii) shares of Company Common Stock contractually issuable to certain executive officers of the Company as non-cash compensation prior to the Effective Date.

          (d) Company shall not grant, issue, modify or amend any options, warrants or other rights to acquire its equity securities including under its ESPP after September 30, 1999.

          (e) GOVERNING DOCUMENTS. Company shall not, nor shall it permit any of its Subsidiaries to, amend their respective Certificates of Incorporation, Bylaws or comparable organizational documents.

          (f) STANDSTILL AGREEMENT. Except as contemplated herein, for the period from the date hereof through the earlier of the Closing or the first anniversary of the date of this Agreement, the Company will not, and will use its best efforts to cause each affiliate, not to (i) purchase, acquire or own, or offer or agree to purchase, acquire or own, directly or indirectly, any Voting Securities (as hereinafter defined) or direct or indirect rights or options to acquire Voting Securities (or enter into any arrangements or understandings with any third party to do any of the foregoing), or (ii) propose to enter into, directly or indirectly, any merger or business combination involving Parent or any of its subsidiaries, or in any way seek to control the management, policies or Board of Directors of Parent provided that nothing contained in this clause (ii) shall limit the right to vote as a stockholder for any merger or business combination. For purposes of this Agreement, the term "Voting Securities" shall mean (i) any securities which are entitled to vote generally in the election of directors of Parent and (ii) any securities of Parent convertible into or exchangeable for any security described in clause (i) above.

          (g) NO ACQUISITIONS OR DISPOSITIONS. Company shall not, and shall not permit any of its Subsidiaries to: (x) acquire or agree to acquire by merging or consolidating with, or by purchasing equity interests in or a portion of the assets of, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to Company and its Subsidiaries taken as a whole; (y) other than in the ordinary course of business, sell, assign, lease, license, pledge, encumber or otherwise dispose of, or agree to sell, assign, lease, license, encumber or otherwise dispose of, any of its assets which are material, individually or in the aggregate, to Company and its Subsidiaries taken as a whole, or any stock in any Subsidiary.

          (h) INDEBTEDNESS. Except as required to operate its business in the ordinary course and after written notice to Parent, Company shall not, and shall not permit any of its Subsidiaries to, (i) incur or assume any long-term debt or, except in the ordinary course of business under lines of credit existing on the date hereof, incur or assume any short-term debt;
     (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business and consistent with past practice; or (iii) make any loans, advances

     (other than advances to employees for travel and entertainment in the ordinary course of business) or capital contributions to, or investments in, any other person.

          (i) BENEFIT PLANS AND COMPENSATION. Company shall not, and shall not permit any of its Subsidiaries to, terminate, adopt, amend or enter into any employment agreements or employee benefit plans of the type set forth in Sections 3.7 and 3.9, except as may be required by applicable law or regulation, or pay benefits not required by any existing plan or arrangement or increase in any manner the compensation, stock options, or fringe benefits of any director, officer or employee without the written approval of Parent;

          (j) OTHER MATTERS. Other than as provided for herein, the Company shall not permit any of Company's Subsidiaries to: (x) pay, discharge, settle or satisfy or agree to pay, discharge, settle or satisfy, any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than when due in accordance with their respective terms and other than claims, liabilities, and obligations in an amount not in excess of $25,000 individually or $150,000 in the aggregate, or (y) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, contract or other agreement or arrangement which modifications or changes would have, individually or in the aggregate, a Material Adverse Effect or (z) fail to maintain all property and equipment useful and necessary in its business in good working order and condition or fail to continue its maintenance programs consistent with past practice.

          (k) AFFILIATE TRANSACTIONS. Company and its Subsidiaries shall not enter into any contract, loan or other transaction with any of the following persons, or in which any of the following persons have a direct or indirect impact interest:

               (i) any director or officer of Company or, any Subsidiary of it;

               (ii) any of the spouses, parents, siblings, children or other close relatives of any person described in clause (i); and

               (iii) any corporation, partnership, trust or other entity in which any person described in clauses (i) or (ii) has a beneficial interest.

          (l) CAPITAL EXPENDITURES. Except as set forth in Section 5.01(l) of the Company Disclosure Schedule, Company shall not, and shall not permit any of Company's Subsidiaries to, other than in the ordinary course of business and consistent with past practice and in an amount not in excess of $50,000 in respect of any individual project or $250,000 in the aggregate, make any capital expenditures or commitments for capital expenditures.

          (m) TAX MATTERS; ACCOUNTING POLICIES. Company shall not, and shall not permit any of Company's Subsidiaries to, make any tax elections or settle or compromise any income or excise tax liability or, except as required by law or applicable accounting standards, change any accounting policies or procedures.

     Company shall promptly advise Parent of any tax audit or tax adjustment or proposed or threatened tax audit or tax adjustment with respect to Company and shall also notify Parent of any adverse determination by any Governmental Entity with respect to taxes.

          (n) ADVICE OF CHANGES; FILINGS. Company shall confer on a regular and frequent basis with Parent, inform on operational matters and with respect to any significant new contracts and promptly advise Parent orally and in writing of any change, event or effect having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on Company and Company's Subsidiaries taken as a whole. Company shall promptly provide Parent (or its counsel) copies of all filings made by Company with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

          (o) OTHER ACTIONS. Company shall not, and shall not permit any of its Subsidiaries to, agree or commit to take any action that would be prohibited by this Section 5.1. Notwithstanding the fact that an action might otherwise be permitted pursuant to this Section 5.1, Company shall not, and shall not permit any of its Subsidiaries to, take any action that would or is reasonably likely to result in any of Company's representations and warranties set forth in this Agreement being untrue in any material respect or in any of the conditions to the Merger set forth in Article VII not being satisfied.

     Section 5.2 COMPANY'S PRE-CLOSING CONDITIONS. The Company shall satisfy each of the conditions set forth below at the time specified but in no case later than the Closing:

          (a) ESPP. The Company will not make another offering or accept contributions under the plan between September 30, 1999 and the Closing and no further rights to purchase Shares under the ESPP will accrue between September 30, 1999 and the Closing.

          (b) The Company will rescind or modify the stock issuances and other compensation authorized for executive officers on May 11, 1999 so that all obligations and liabilities terminated on or before the Effective Date.

          (c) RIGHTS PLAN. The Company will amend or terminate its rights plan and redeem all rights outstanding prior to the Effective Date to the extent necessary to permit the completion of this transaction.

          (d) All options for non-employee Directors will be amended to require exercise within six months of the Effective Date.

     Section 5.3 COVENANTS OF THE PARENT AND MERGER SUB. Prior to the effective Time, except as expressly permitted by this Agreement, or to the extent that the Company in its sole discretion shall otherwise consent in writing.

          (a) ORDINARY COURSE. Except as expressly noted herein, Parent and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course and in a manner which shall not materially adversely affect the value of the Parent Common Stock issuable to the Company's stockholders as the Shareholder Consideration.

          (b) GOVERNING DOCUMENTS. Parent shall not, nor shall it permit any of its Subsidiaries to, amend their respective Certificate of Incorporation, Bylaws or comparable organizational documents.

          (c) DIVIDENDS, CHANGES IN STOCK. Parent shall not, and shall not permit any of its Subsidiaries to (i) declare, set aside, or pay any dividends on or make other distributions in respect of any of its capital stock other than in the form of Parent Common Stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) directly or indirectly repurchase, redeem or otherwise acquire, any shares of its capital stock or capital stock of any Subsidiary.

          (d) DIRECTORS. Within 30 days following the Effective Time, Parent shall cause Sebastian J. Sicari and another person (to be designated by the Company prior to the Effective Date) to be appointed or elected to the Board of Directors of Parent.

          (e) NASDAQ NATIONAL MARKET. Parent shall use its reasonable best efforts to effect the inclusion of all shares of Parent Common Stock issuable to the Company's shareholders on the Nasdaq National Market and shall take all actions required under applicable federal or state securities laws in connection with the issuance of Parent Common Stock pursuant to this Agreement.

          (f) OTHER ACTIONS. Parent shall not, and shall not permit any of its Subsidiaries to, agree or commit to take any action that would be prohibited by this Section 5.3. Notwithstanding the fact that an action might otherwise be permitted pursuant to this Section 5.3, Parent shall not, and shall not permit any of its Subsidiaries to, take any action that would or is reasonably likely to result in any of Parent's representations and warranties set forth in this Agreement being untrue in any material respect or in any of the conditions to the Merger set forth in Article VII not being satisfied.


                                  ARTICLE VI
                             ADDITIONAL AGREEMENTS

     Section 6.1 ACCESS TO INFORMATION. Upon reasonable notice and subject to applicable law, Company shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, and other representatives of Parent, access, during normal business hours during the period prior to the Effective Time, to all its properties (including its plants, offices, warehouses and other facilities), books, contracts, commitments and records and, during such period, subject to applicable law, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Parent all information concerning its business (including financial and operating data), properties and personnel as Parent may reasonably request. The Company will keep Parent advised of significant developments in Company's business and of any significant decisions concerning the operation of their business.

     Parent and the Company shall each use its best efforts to preserve the confidentiality of any proprietary, confidential or trade secret information obtained from the other party during the negotiations of the Merger. In the event the Merger is not completed for any reason, Parent and the Company shall each return to the other all of such information of the other party, together with all copies thereof, and shall not misappropriate or disclose any of such information to any third parties.

     Section 6.2 PROXY STATEMENT/PROSPECTUS. As soon as practicable after the execution of this Agreement, the parties shall prepare and file with the Securities and Exchange Commission the Proxy Statement/Prospectus, and shall use their reasonable efforts to have the Proxy Statement/Prospectus approved as soon as possible thereafter.

     Section 6.3 SHAREHOLDERS' MEETINGS.

          (a) The Company and Parent, acting through their respective Boards, shall, in accordance with applicable law:

               (i) as promptly as practicable, duly call, give notice of, convene and hold special meetings of their shareholders for the purpose of causing their shareholders to consider and vote upon a proposal to approve the Merger (the "Special Meetings");

               (ii) subject to their fiduciary duties under applicable laws as advised by counsel, include in the Proxy Statement/Prospectus the recommendation of their Boards that shareholders of the Company and the Parent, respectively, vote in favor of the approval of the Merger; and

               (iii) use all reasonable efforts to obtain and furnish the information required to be included by them in the Proxy Statement/Prospectus, and, after consultation with each other, respond promptly to any comments made by the SEC with respect to the Proxy Statement/Prospectus and any preliminary version thereof and to cause the Proxy Statement/Prospectus to be mailed to shareholders as promptly as practicable.

          (b) If at any time prior to the Special Meetings any event should occur relating to Company, Parent or their officers or directors which should be described in this Proxy Statement/Prospectus, the affected party will promptly inform the other party thereof and, if the parties determine that any such event should be described in an amendment of or a supplement to the Proxy Statement/Prospectus, will cooperate with each other in promptly preparing, filing and clearing with the SEC and mailing such amendment or supplement.

     Section 6.4 CLOSING. Upon the terms and subject to the conditions hereof, as soon as practicable after shareholder approval of the Merger has been obtained, Merger Sub and the Company will sign and deliver to the Secretary of State of Delaware duly signed Certificates of Merger with respect the Merger, all in the manner and as required by the Delaware Law, and the parties shall take all other and further actions as may be required by law to make the Merger effective.

     Section 6.5 STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS.

          (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each a "Company Stock Option") under the Company Stock Option plans including the Directors' Option Plan, whether or not exercisable, will be assumed by Parent. Each Company Stock Option so assumed by Parent under this Agreement will continue to have, and be subject to, terms and conditions substantially similar to those set forth in the applicable Company Stock Option plan immediately prior to the Effective Time except that (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which said Company Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole cent. After the Effective Time, Parent will issue to each holder of an outstanding Company Stock Option a notice describing the foregoing assumption of such Company Stock Option by Parent.

          (b) Parent will reserve on and after the Effective Date sufficient shares of Parent Common Stock for issuance under this Section 6.5.

     Section 6.6 EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses provided that the Parent shall pay Sixty-five Percent (65%) and Company shall pay Thirty-five Percent (35%) of all costs and expenses for printing. The Company will use its best efforts to not pay, incur, or become liable for, any such expenses including, but not limited to, legal, accounting, investment banking, the Company's share of printing costs set forth above and proxy solicitation fees (the "Transactional Expenses") in excess of $650,000 in the aggregate (with $150,000 payable one year after the Effective Date). If the Transactional Expenses of the Company exceed $650,000 any excess shall reduce the Acquisition Consideration set forth in Section 2.2.

     Section 6.7 PUBLIC ANNOUNCEMENTS. Parent and the Company will consult with each other before issuing any press release or otherwise making any public statements and shall not issue any such press release or make any such public statement without the consent of the other parties hereto, except as may be required by law or by obligations pursuant to any listing agreement with Nasdaq.

     Section 6.8 NOTIFICATION OF CERTAIN MATTERS. Company shall promptly supplement or amend the Company Disclosure Schedule with respect to any material matter hereafter arising or discovered which, if existing or known at the date hereof, would have been required to be disclosed in the Company Disclosure Schedule; provided, however, that any such supplemental or amended disclosure shall not be deemed to have been disclosed as of the date hereof.

     Section 6.9 FURTHER ASSURANCES; BEST EFFORTS. Subject to the terms and conditions of this Agreement, each of Company, Parent and Merger Sub agrees to use their best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each of Company, Parent and Merger Sub shall take all such necessary action.

     Section 6.10 FORM S-8. Parent agrees to file promptly a registration statement on Form S-8 or, if possible, an amendment to Parent's then effective registration statement on Form S-8, for the shares of Parent Common Stock issuable with respect to the assumed Company Stock Options and shall keep such registration statement effective for so long as any such options remain outstanding.

     Section 6.11 INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

          (a) From and after the Effective Time, Parent agrees that it will indemnify and hold harmless each current director and officer of Company (when acting in such capacity) (each an "Indemnified Party" and, collectively, the "Indemnified Parties"), against any costs or expenses (including, without limitation, reasonable attorneys' fees, costs of investigation and fees of other advisers and experts), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, including, without limitation, claims, actions, suits, proceedings or investigations by or on behalf of any present or former shareholder of Company, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Parent would have been permitted under Minnesota Law and its Articles of Incorporation or Bylaws in effect on the date hereof to indemnify such person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law; provided the person to whom expenses are advanced provides a written affirmation of his or her good faith belief that the standard of conduct necessary for indemnification has been met, and an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

          (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and
     (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

          (c) The Parent shall maintain Company's existing officers' and directors' liability insurance for a period of three (3) years after the Effective Time; provided, however, that if the existing officers' and directors' insurance expires, is terminated or canceled during such three-year period, the Parent will obtain officers' and directors' liability insurance for the remainder of such period of at least $3,000,000 containing terms and conditions that are not materially less advantageous to the Indemnified Parties and that is issued by an insurer having a claims-paying rating at least as good as the rating of the issuer of Company's existing policy.

          (d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The provisions of this Section 6.11 will be effective for a period of six (6) years after the Effective Date.

                                  ARTICLE VII
                                  CONDITIONS

     Section 7.1 CONDITIONS OF OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions unless waived in writing by Parent and Merger Sub:

          (a) APPROVALS. Other than the filing of Articles of Merger provided for by Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by any Governmental Entity, the failure of which to obtain would have a Material Adverse Effect on Parent and its Subsidiaries or the Surviving Corporation and its Subsidiaries, in each case taken as a whole, shall have been filed, occurred or been obtained.

          (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time.

          (c) PERFORMANCE OF OBLIGATIONS OF COMPANY. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement specifically including those set forth in
     Section 5.2 by the earlier of the specific deadline set forth herein or at or prior to the Effective Time.

          (d) STOCKHOLDER APPROVAL. The Company shall have distributed the proxy statement in compliance with SEC requirements. This Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of the Company Common Stock and the Parent Common Stock.

          (e) OFFICER'S CERTIFICATES. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect that the conditions set forth in Section 7.1 have been satisfied.

          (f) OPINION. Parent shall have received an opinion from counsel to the Company in customary form reasonably acceptable to Parent.

          (g) OTHER AGREEMENTS.

               (i) the Severance Agreement with Sebastian J. Sicari (the "CEO") shall have been modified to effect the following changes:

                    A. CEO shall receive (but not before January 1, 2000)
               $400,000 worth of Parent Common Stock, registered pursuant to the Securities Act of 1933, at the Parent Stock Price, in lieu of cash. CEO shall sell such stock on the public market within 15 days after the Effective Time, at Parent's direction. If the net proceeds from such sale exceed $400,000, CEO shall pay promptly such excess to Parent, and if the net proceeds are less than $400,000, Parent shall promptly make a payment in cash to CEO equal to such deficit.

                    B. CEO shall exercise all stock options assumed by Parent
               within 18 months after the Closing, and such options will be exercised at the rate of at least 16.66% thereof each calendar quarter after the Closing. Notwithstanding the foregoing, if the closing price of Parent Common Stock is less than the Parent Stock Price for at least 75% of the trading days in any quarter, CEO may elect to defer the portion of the options otherwise exercisable in such quarter to the next quarter and, in addition, may on one occasion elect to defer for one quarter regardless of price, the options otherwise exercisable in such quarter, provided that in no event may the exercise of any portion of the options be deferred beyond the 18th month following the Closing.

               (ii) the Severance Agreement with Carl S. Archer, Jr. (the "Former chairman") shall have been modified to effect the following changes:

                    A. Former Chairman shall receive (but not before January 1,
               2000) Parent Common Stock, registered pursuant to the Securities Act of 1933, at the Parent Stock Price, in lieu of cash, equal to any amounts payable to him under the Separation Agreement dated August 11, 1998, less any amounts previously paid to him by the Company (the "Severance Payment"). Former Chairman shall sell such stock on the public market within 15 days after the Effective Time, at Parent's direction. If the net proceeds from such sale exceed Severance Payment, Former Chairman shall pay promptly such excess to Parent, and if the net proceeds are less than Severance payment, Parent shall promptly make a payment in cash to Former Chairman equal to such deficit.


                    B. Former Chairman shall exercise all stock options assumed by Parent within six (6) months after the Closing, and such options must be exercised at the rate of at least 50% of such options within the first three (3) months after Closing.


          (h) DELIVERY OF DOCUMENTS. The Company shall have delivered to Parent
     (i) control of all of its books and records, including but not limited to all corporate and other records or it and any predecessors including the minute books, stock books, stock register, deeds and title documents; and
     (ii) such other documents and certificates as shall be reasonably requested by Parent.

          (i) NO RESTRAINTS. There shall have been no order or preliminary or permanent injunction entered in any action or proceeding before any

     Governmental Entity or other action taken, nor statute, rule, regulation, legislation, interpretation, judgment or order enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, Company or any of their Subsidiaries, or the Merger or this Agreement by any Governmental Entity and which shall have remained in effect or any suit, claim, action or proceeding pending before any Governmental Entity, which, if adversely decided, would have the effect of: (i) making illegal, materially delaying or otherwise directly or indirectly restraining or prohibiting or making materially more costly the Merger or the consummation of any of the other transactions contemplated by this Agreement; (ii) prohibiting or materially limiting the ownership or operation by Parent or Company or any of their Subsidiaries of all or any material portion of the business or assets of Parent or Company or any of their Subsidiaries or compelling Parent or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Parent or Company or any of its Subsidiaries, as a result of the Merger; (iii) imposing or confirming material limitations on the ability of the Parent or any Subsidiary of Parent effectively to exercise full rights of ownership of any Company Common Stock, including, without limitation, the right to vote such Company Common Stock on all matters properly presented to the Company's stockholders; or (iv) requiring divestiture by Parent or any Subsidiary of Parent of any Company Common Stock.

          (j) FORM S-4. The Form S-4 filed by the Parent with the SEC with respect to the Merger shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (k) DISSENTING SHARES. There shall not have been filed with the Company by the holders of more than 5% of the shares of Company Common Stock before the vote on this Agreement and the transactions contemplated hereby at the stockholders' meeting written objection to the Merger and the intention to demand payment contemplated by Section 262 of the Delaware Law.

          (l) DELAWARE ANTI-TAKEOVER. The Board of Directors of the Company shall have approved this Agreement, and the merger contemplated herein, for purposes of Delaware Corporate Law ss. 106.

          (m) Parent shall have received from its tax counsel an opinion that the merger will qualify for federal income tax purposes as a reorganization within the meaning of ss. 368(A) of the Code, in a form reasonably acceptable to Parent.

          (n) MATERIAL ADVERSE CHANGES. None of the following changes in the business of the Company shall have occurred prior to the Effective Time:

               (i) The net book value of the Company shall not have decreased by more than $500,000 from that reflected in the balance sheet of the Company dated June 28, 1999, excluding the losses for the fiscal quarters ending in

          September and December projected in the forecast provided to Parent by the Company dated June 28, 1999.

               (ii) Net losses for the Company for the fiscal quarters ending in September and December 1999 shall not exceed $600,000 and $262,500, respectively.

               (iii) The Company's cash requirements remain within current working capital financing agreement limits, and the Line of Credit with its current lender remains in effect on its current terms until the Effective Time, and no defaults under such Line of Credit by the Company have occurred.

               (iv) The Company has gross revenue equal to $4,500,000 and $4,800,000 for the fiscal quarters respectively ending in September and December, 1999.

     Section 7.2 CONDITIONS OF OBLIGATIONS OF COMPANY. The obligation of Company to effect the Merger is subject to the satisfaction of the following conditions unless waived by the Company:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak of an earlier date) as of the Effective Time as though made on and as of the Effective Time.

          (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND MERGER SUB. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them by the earlier of the specific deadline set forth herein or prior to Effective Time.

          (c) STOCKHOLDER APPROVAL. This Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of each of the Company Common Stock and the Parent Common Stock respectively.

          (d) NO RESTRAINTS. Here shall have been no order or preliminary or permanent injunction entered in any action or proceeding before any Governmental Entity or other action taken, nor statute, rule, regulation, legislation, interpretation, judgment or order enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent or Company or any of their Subsidiaries or the Merger or this Agreement, by any Governmental Entity which shall have remained in effect and which shall have had the effect of making illegal, materially delaying or otherwise directly or indirectly restraining or prohibiting the Merger, or the consummation of any of the other transactions contemplated by this Agreement.

          (e) FORM S-4. The Form S-4 filed by the Parent shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. Any and all state securities approvals for the issuance of the Parent Common Stock pursuant to this Agreement shall have been obtained.

          (f) OFFICER'S CERTIFICATE. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer of Parent to the effect that the conditions set forth in Section 7.2 have been satisfied.

          (g) OPINION. The Company shall have received opinion from Counsel to Parent in customary form reasonably acceptable to the Company.

          (h) TAX OPINION. Company shall have received an opinion from its tax counsel that the merger will qualify for federal income tax purposes as a reorganization within the meaning of ss. 368(a) of the Code, in a form reasonably acceptable to the Company. (i) Nasdaq Listing. The Parent Common Stock issuable to the Company's shareholders shall have been authorized for inclusion on the NASDAQ National Market.


                                 ARTICLE VIII
                           TERMINATION AND AMENDMENT

     Section 8.1 TERMINATION. This Agreement may be terminated upon notice at any time prior to the Effective Time, whether before or after adoption of this Agreement and the Merger by the stockholders of the Company:

          (a) by mutual written consent of Parent and Company;

          (b) by Parent or Company if there shall have been a material breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement which breach shall not have been cured, in the case of a representation or warranty, prior to the Closing or, in the case of a covenant or agreement, within 5 business days following receipt by the breaching party of notice of such breach;

          (c) by either Parent or Company if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable;

          (d) by either Parent or Company if the Merger shall not have been consummated on or before February 28, 2000, or if the Proxy Statement/Prospectus has not been declared effective on or before January 31, 2000, provided however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or before the aforesaid date;

          (e) by Parent or Company, if the terminating party is not otherwise in breach of this Agreement, if, in the exercise of its good faith judgment as to its fiduciary duties under applicable corporate law, the Board of Directors of

     Parent or Company determines, after consultation with the financial advisors and counsel, and in reliance upon the written opinion of such counsel, that such termination is required by such fiduciary duties by reason of a proposal from a third party that either constitutes a Business Combination Transaction or may reasonably be expected to lead to a Business Combination Transaction; provided, that any termination of this Agreement pursuant to this Section 8.1(g) shall not be effective until the terminating party has made payment of the full termination fee provided for by Section 8.2(b) hereof. As used herein, the term "Business Combination Transaction" shall mean any of the following involving the Company or any Subsidiary or Parent or any Parent Subsidiary, as applicable: (1) any merger, consolidation, share exchange, business combination or other similar transaction (other than the Transactions); (2) any sale, lease, exchange, transfer or other disposition (other than a pledge or mortgage) of 25% or more of the assets of the Company and the Subsidiaries or Parent and the Parent Subsidiaries, as applicable, taken as a whole, in a single transaction or series of transactions; or (3) the acquisition by a person or entity or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 33% or more of the shares of Company Common Stock or Parent Common Stock, as applicable, whether by tender offer, exchange offer or otherwise.

     Section 8.2 EFFECT OF TERMINATION. (a) In the event of a termination of this Agreement by either Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or Company or their respective officers or directors, except for Sections 5.1(f), the second full paragraph of 6.1, first sentence of 6.6, 8.2(b), 8.5 and 9.2, which shall survive such termination.

          (b) TERMINATION FEE. Upon termination by a party pursuant to Section 8.1(e) above, that party shall pay to the other party, if that other party is not otherwise in breach of this Agreement, $1,000,000 in immediately available funds immediately upon effectiveness of the termination.

     Section 8.3 AMENDMENT. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of this Agreement by the stockholders of the Company but, after such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 8.4 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and

(iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

     Section 8.5 LIQUIDATED DAMAGES. The parties expressly agree that the damages incurred by a non-breaching party upon breach of this Agreement by another party would be speculative and difficult to measure. Therefore, upon the failure of any party to proceed to completion of this transaction at the Closing, as contemplated by this Agreement, in breach of this Agreement, the breaching party (but not Merger Sub) shall pay to the non-breaching party (but not to Merger Sub) $1,000,000 as liquidated damages, to compensate the non-breaching party for expenses incurred in pursuit of the transactions contemplated by this Agreement. Payment shall be made immediately upon such breach. The breaching party shall not be liable to the non-breaching party for any damages, costs or expenses in connection with such breach other than the payment required by this Section.


                                  ARTICLE IX
                                 MISCELLANEOUS

     Section 9.0 NO SOLICITATIONS. From the date hereof until the Closing, the Company will not, and will instruct its officers, directors, employees, agents and other representatives not to, directly or indirectly, solicit or initiate any proposals or offers from any person relating to any acquisition or purchase of all or a material amount of the assets off or any securities of, or any merger, consolidation or business combination with, the Company or any of its subsidiaries; provided, however, that the Company may furnish information to and otherwise cooperate with, and may engage in discussions or negotiations with, any person with respect to any of the foregoing and may waive any provision of any confidentiality or standstill agreement to which it or any of its representatives is a party if counsel advises the Board that failure to do so could involve the Company's directors in a breach of their fiduciary duties and, provided, further, that nothing herein shall prevent the Board from taking, and disclosing to the Company's shareholders, a position contemplated by Rules 14d-9 or 14e-2 promulgated under the Exchange Act with respect to any tender offer or making such other disclosure to the Company's shareholders as, in the judgment of the Board, on advice of counsel, is required by applicable law. Subject to the fiduciary duties of the Board, the Company will promptly advise Parent of, and communicate the principal terms (other than the identity of such person) of, any such inquiry or proposal the Company may receive.

     Section 9.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Parent, Merger Sub and Company shall not survive the termination of this Agreement or the Effective Time.

     Section 9.2 BROKERS OR FINDERS. Company represents and warrants to Parent that no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement other than Adams, Harkness & Hill, Inc.

     Section 9.3 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a) if to Parent or Merger Sub, to Matrix, Inc. at the address shown in its most recent SEC filing, with copies to Best & Flanagan LLP, 4000 U.S. Bank Place, 601 Second Avenue South, Minneapolis, MN 55402-4331, Attn:
     James C. Diracles, Esq., Telecopy No.: (612) 339-5897; and

          (b) if to Company: Backend, Inc. at the address shown in its most recent SEC filing, with copies to Choate, Hall & Stewart, Exchange Place, 53 State Street, Boston, MA 02109-2891, Attn: Robert V. Jahrling, Telecopy
     No.: (617) 248-4000.

     Section 9.4 INTERPRETATION. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     Section 9.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts, including facsimile signature pages, have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     Section 9.6 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES; RIGHTS OF OWNERSHIP. This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof except that the Confidentiality Agreement between the parties dated July 22, 1999 shall continue in full force and effect in accordance with its terms, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 9.7 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Minnesota without regard to any applicable conflicts of law.

     Section 9.8 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, Parent, Merger Sub and Company have caused this agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                 MICRO COMPONENT TECHNOLOGY, INC.


                                            By:    /S/ ROGER E. GOWER
                                              --------------------------------
                                              Roger E. Gower,
                                              Vice President and CEO


                                            MCT ACQUISITION, INC.


                                            By:    /S/ JEFFREY S. MATHIESEN
                                              --------------------------------
                                              Jeffrey S. Mathiesen,
                                              Vice President

                                 ASECO CORPORATION


                                            By:    /S/ SEBASTIAN J. SICARI
                                              --------------------------------
                                              Sebastian J. Sicari,
                                              President and CEO

                                                                      APPENDIX B


                     FAIRNESS OPINION OF ALLIANT PARTNERS


September 14, 1999

Board of Directors
Micro Component Technology, Inc.
2340 West County Road C
Saint Paul, MN 55113

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Micro Component Technology, Inc. ("MCT" or "Company") for the proposed consideration to be paid in the acquisition of Aseco Corporation ("Aseco"). The Company will purchase all the outstanding shares of Aseco for up to $16,300,000 in MCT stock and options pursuant to the Acquisition (the "Acquisition") contemplated by the Stock Purchase Agreement (the "Agreement") dated September 14, 1999, between MCT and Aseco.

   For purposes of the opinion set forth herein, we have:

       (i) reviewed certain publicly available financial statements and other information of the Company and Aseco, respectively;

       (ii) reviewed certain internal financial statements and other financial and operating data concerning Aseco prepared by the management of Aseco and their financial advisers;

       (iii) analyzed certain financial projections prepared by the management of Aseco;

       (iv) discussed the past and current operations, financial condition, and the prospects of Aseco with senior executives of Aseco;

       (v) discussed the past and current operations, financial condition, and the prospects of the Company with senior executives of the Company;

       (vi) discussed with the senior managements of the Company and Aseco the strategic objectives of the Acquisition and their estimates of the synergies, cost savings and other benefits expected to result from the Acquisition;

       (vii) reviewed the reported prices and trading activity for Aseco's and the Company's Common Stock;

       (viii) compared the financial performance of Aseco with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly traded companies;

       (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition and merger transactions;

       (x) participated in discussions among representatives of the Company and Aseco and their financial and legal advisors;

       (xi) reviewed the Stock Purchase Agreement and certain related documents; and

       (xii) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of Aseco and the Company and the estimates of the synergies, cost savings and other benefits expected to result from the Acquisition, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Aseco. As you are aware, we have had limited access to internal financial or other operating data regarding Aseco, and therefore the financial and other information regarding Aseco reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by Aseco's management, Aseco's financial advisers and certain discussions with Aseco's senior management regarding Aseco's financial condition and prospects and their strategic objectives of the Acquisition and their estimates of the synergies, cost savings and other benefits expected to result from the Acquisition. In addition, we have assumed that the Acquisition will be consummated in accordance with the terms set forth in the Acquisition Agreement, including, among other things, that the Acquisition will be accounted for as a "purchase" business combination in accordance with U.S. General Accepted Accounting Principles and the Acquisition will be treated as a taxable reorganization and/or exchange, each pursuant to the Internal Revenue Code. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

     We are acting as financial advisor to the Company in connection with the proposed Acquisition. In addition, we have performed various investment banking services for the Company from time to time in the past.

     Our opinion addresses only the fairness of the transaction, from a financial point of view to the shareholders of the Company, and we do not express any views on any other terms of the Acquisition. Specifically, our opinion does not address the Company's underlying business decision to effect the transaction contemplated by the Agreement.

     It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Acquisition.

     Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the consideration to be paid by the Company pursuant to the Agreement is fair from a financial point of view to the shareholders of the Company.


                                        Very truly yours,

                                        /s/ Alliant Partners

                                        Alliant Partners

                                                                      APPENDIX C


               FAIRNESS OPINION OF ADAMS, HARKNESS & HILL, INC.


September 19, 1999

Board of Directors
Aseco Corporation
500 Donald Lynch Boulevard
Marlboro, MA 01752


Members of the Board:


     You have requested our opinion (the "Fairness Opinion"), as investment bankers, as to the fairness, from a financial point of view, to the shareholders of Aseco Corporation (the "Company") of the consideration to be received by the Company's shareholders in connection with the proposed merger (the "Merger") of the Company with and into a wholly owned subsidiary (the "Merger Sub") of Micro Component Technology, Inc. ("Purchaser"), pursuant to an Agreement and Plan of Merger dated as of September 18, 1999 (the "Merger Agreement"), by and among the Company, the Merger Sub and Purchaser. Adams, Harkness & Hill, Inc. ("AH&H"), as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     In the Merger, subject to Company shareholder approval, Purchaser shall pay $16,300,000 (the "Acquisition Consideration") for all shares of the Company's common stock, par value $.01 per share (the "Common Shares"), that are issued and outstanding immediately prior to the close of the transaction, plus 709,152 shares to reflect shares reserved for options as calculated using the treasury stock method. The Acquisition Consideration shall be paid in shares of the Purchaser's Common Stock, par value $.01 per share. The number of shares of Purchaser's Common Stock to be issued to the holders of the Common Shares and for the shares issuable upon the exercise of stock options shall be determined by dividing the Acquisition Consideration by the average closing sale price of the Purchaser's Common Stock on the last twenty (20) trading days prior to the Closing (the "20-day Trading Average"), as reported by Nasdaq. The 20-day Trading Average will be subject to a minimum price of $3.565 and a maximum price of $5.563.

     In developing our Fairness Opinion, we have, among other activities: (i) reviewed the Company's Annual Reports, Reports on Form 10-K and related financial information for the three fiscal years ended March 31, 1999, and the Company's Report on Form 10-Q and the related financial information for the three month period ending June 30, 1999; (ii) reviewed Purchaser's Annual Reports, Reports on Form 10-K and related financial information for the three fiscal years ended June 30, 1999; (iii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company and Purchaser; (iv) conducted due diligence discussions with members of senior management of the Company and Purchaser, and discussed with members of senior management of the Company and Purchaser their views regarding future business, financial and operating benefits arising from the Merger; (v) reviewed the historical market prices and trading activity for the Common Shares and compared them with that of certain publicly traded companies we deemed to be relevant and comparable to the Company and Purchaser; (vi) compared the results of operations of the Company and Purchaser with that of certain companies we deemed to be relevant and comparable to the Company and Purchaser; (vii) compared the financial terms of the Merger with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Merger; (viii) participated in certain discussions among representatives of the Company and Purchaser and their respective advisors; (ix) reviewed the Merger Agreement; and (x) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     Our Fairness Opinion as expressed herein is limited to the fairness, from a financial point of view, of the proposed consideration and does not address the Company's underlying business decision to engage in the Merger. Our Fairness Opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the Merger. We are expressing no opinion as to the value of Common Shares at the time of our analysis or at any time prior to and including the effective date of the Merger. In connection with our review and in arriving at our Fairness Opinion, we have not independently verified any information received from the Company, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to any internal forecasts reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance and cash requirements of the Company. Our Fairness Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company as known to us on the date hereof. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the September [17], 1999, draft Merger Agreement.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement.

     Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the consideration is fair, from a financial point of view, to the Company's shareholders.


Sincerely,


ADAMS, HARKNESS & HILL, INC.


By: /s/ Timothy J. McMahon, Managing Director
    -----------------------------------------

                                                                      APPENDIX D


                       MICRO COMPONENT TECHNOLOGY, INC.

                          INCENTIVE STOCK OPTION PLAN

                    (AS AMENDED THROUGH SEPTEMBER 27, 1999)


                                  ARTICLE I.
                                    PURPOSE

     The purpose of this Plan is to provide a means whereby Micro Component Technology, Inc. (the "Company") may be able, by granting options to purchase stock in the Company, to attract and retain persons of ability as key employees of the Company or of any parent or subsidiary corporation of the Company (the "Related Corporations"), and to motivate such employees through an increased personal interest in the Company and the Related Corporations to exert their best efforts on behalf of the Company and the Related Corporation, and thus to advance the interest of such corporations and benefit their stockholders. Both options which qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and options which do not so qualify, may be granted under the Plan.


                                  ARTICLE II.
                             RESERVATION OF SHARES

     A total of 1,500,000 shares (or 2,300,000 shares if the Agreement and Plan of Merger with Aseco Corporation is approved), of the authorized but unissued Common Stock of the Company, is reserved for issue upon the exercise of options granted under this Plan. If any option expires or terminates for any reason without having been exercised in full, the unpurchased shares covered thereby shall become available for additional options which may be issued to persons eligible under the Plan so long as it remains in effect. Shares reserved for issue as provided herein shall cease to be reserved upon termination of the Plan.


                                 ARTICLE III.
                                ADMINISTRATION

     (a) The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the "Committee") which shall be appointed by the directors and which shall consist of two or more disinterested directors. A disinterested director is one who is ineligible to receive options under the Plan, and who has been ineligible to receive options under the Plan during the preceding 12 months. Vacancies in the Committee shall be filled by the Board.

     (b) The Committee shall have full power to construe and interpret the plan and to establish and amend rules and regulations for its administration, subject to the express provisions of the Plan.

     (c) The Committee shall determine which employees of the Company or of any Related Corporations shall be granted options hereunder, the number of shares for which each option shall be granted, and any limitations on the exercise of the option in addition to those imposed by this Plan. In determining the employees to whom options shall be granted and the number of shares to be covered by each option, the Committee shall apply such criteria as it determines appropriate from time to time. The maximum number of shares for which any employee may be granted options under the Plan in any calendar year shall be limited to 300,000 shares.


                                  ARTICLE IV.
                                  ELIGIBILITY

     An option may be granted to any officer or other key employee provided that any person to whom an option is granted shall be an employee of the Company or of a Related Corporation at the time an option is granted to him or her.


                                  ARTICLE V.
                                     PRICE

     The option price per share of stock, to be determined from time to time by the Committee, shall not be less than the fair market value of the stock on the date an option to purchase the same is granted. The fair market value of the stock as of any date in any month shall be the closing market price for the stock on the 15th day of such month, or on the trading day closest to the 15th if the stock does not trade on the 15th. If there is no closing market price for the stock, the Committee shall use such other information deemed appropriate by the Committee. No options shall be granted to any employee who at the time directly or indirectly owns more than ten percent of the combined voting power of all classes of stock of the Company or of a Related Corporation, unless the exercise price is not less than 110 percent of the fair market value of such stock on the date of grant, and unless the option is not exercisable more than five years after the date of grant.


                                  ARTICLE VI.
                           CHANGES IN PRESENT STOCK

     In the event of a recapitalization, merger, consolidation, reorganization, stock dividend, stock split or other change in capitalization affecting the Company's present capital stock, appropriate adjustment may be made by the Committee in the number and kind of shares and the option price of shares which are or may become subject to options granted or to be granted hereunder.

                                 ARTICLE VII.
                              EXERCISE OF OPTIONS

     An optionee shall exercise an option by delivery of a signed, written notice to the Company, specifying the number of shares to be purchased, together with payment of the full purchase price for the shares. The Company may accept payment from a broker on behalf of the optionee and may, upon receipt of signed, written instructions from the optionee, deliver the shares directly to the broker. The date of receipt by the Company of the final item required under this paragraph shall be the date of exercise of the option.


                                 ARTICLE VIII.
                               OPTION PROVISIONS

     Each option granted under the Plan shall be evidenced by a Stock Option Agreement executed by the Company and the optionee, and shall be subject to the following terms and conditions, and such other terms and conditions as may be prescribed by the Committee:

     (a) DOLLAR LIMITATION. Each option grant shall constitute an incentive stock option eligible for favorable tax treatment under Section 422 of the Code, provided that no more than $100,000 of such options (based upon the fair market value of the underlying shares as of the date of grant) can first become exercisable for any employee in any calendar year. To the extent any option grant exceeds the $100,000 dollar limitation, it shall constitute a nonqualified stock option. Each stock option agreement shall specify the extent to which it is an incentive and/or a nonqualified stock option. For purposes of applying the $100,000 limitation, options granted under this Plan and under all other plans of the Company and the Related Corporations which are qualified under Section 422 of the Code shall be included.

     (b) PAYMENT. The full purchase price of the shares acquired upon exercise of any option shall be paid in cash, by certified or cashier's check, or in the form of shares of the Company's Common Stock with a fair market value equal to the full purchase price and free and clear of all liens and encumbrances.

     (c) EXERCISE PERIOD. The period within which an option must be exercised shall be determined by the Compensation Committee at the time of grant. The exercise period shall be subject to a maximum of ten years, or five years for an employee who directly or indirectly owns more than ten percent of the combined voting power of all classes of stock of the Company or a Related Corporation. An option may not be exercised during the first year after the date of grant. The option shall become exercisable to the extent of 50 percent of the shares on the first anniversary of the date of grant and 100 percent of the shares on the second anniversary of the date of grant. To the extent exercisable, an option may be exercised in whole or in part. The Committee may impose different or additional conditions with respect to length of service which must be satisfied prior to exercise of all or any part of an option. For options granted on or after November 4, 1998, the Committee, in its discretion, may accelerate the vesting of any of such options while they remain outstanding.

     Outstanding options shall become immediately exercisable in full in the event that the Company is acquired by merger, purchase of all or substantially all of the Company's assets, or purchase of a majority of the outstanding stock by a single party or a group acting in concert.

     (d) RIGHTS OF OPTIONEE BEFORE EXERCISE. The holder of an option shall not have the rights of a stockholder with respect to the shares covered by his or her option until such shares have been issued to him or her upon exercise of an option.

     (e) NO RIGHT TO CONTINUED EMPLOYMENT. Nothing herein shall be construed to confer upon any optionee any right to continue in the employ of the Company or of any Related Corporation or to interfere in any way with the right of the Company or of any Related Corporation as employer to terminate his or her employment at any time, nor to derogate from the terms of any written employment agreement between such corporation and the optionee.

     (f) TERMINATION OF EMPLOYMENT. If the optionee's employment is terminated other than by death or for conduct which is contrary to the best interests of the Company, the optionee may, within one month of such termination, or within 90 days of such termination for options granted on or after June 8, 1994, exercise any unexercised portion of his or her option to the extent he or she was entitled to do so at the time of such termination.

     If termination of employment is effected by death of the optionee, the option, or any portion thereof, may be exercised to the extent the optionee was entitled to do so at the time of his or her death, by his or her executor or administrator or other person entitled by law to the optionee's rights under the option, at any time within six months subsequent to the date of death.

     If an optionee's employment is terminated by the Company for conduct which is contrary to the best interests of the Company, as determined by the Company in its sole discretion, the unexercised portion of the optionee's option shall expire automatically on the date of termination of his or her employment.

     Notwithstanding the foregoing, no option shall be exercisable subsequent to the date of expiration of the option term and no option shall be exercisable subsequent to the termination of the optionee's employment except as specifically provided in this paragraph (f).

     (g) SPECIAL RULE FOR CALIFORNIA. Notwithstanding paragraph (f), if a California optionee's employment is terminated, the optionee may, within six months of such termination for death or disability, or within 90 days for any other termination, exercise any unexercised portion of his or her option to the extent he or she was entitled to do so at the time of such termination. This provision shall apply only to options granted when the Common Stock is not exempt from registration in California pursuant to a Nasdaq/NMS exemption or otherwise.

     (h) NON-TRANSFERABILITY OF OPTION. No option shall be transferable by the optionee otherwise than by will or by the laws of descent and distribution, and each option shall be exercisable during the optionee's lifetime only by optionee.

     (i) DATE OF GRANT. The date on which the Committee approves the granting of an option shall be considered the date on which such option is granted.


                                  ARTICLE IX.
                           RESTRICTIONS ON TRANSFER

     During any period in which the offering of the shares under the Plan is not registered under federal and state securities laws, the optionees shall agree in the Stock Option Agreement that they are acquiring shares under the Plan for investment purposes, and not for resale, and that the shares cannot be resold or otherwise transferred except pursuant to registration or unless, in the opinion of counsel for the Company, registration is not required.

     Any restriction upon shares acquired upon exercise of an option pursuant to the Plan and the Stock Option Agreement shall be binding upon the optionee and his or her heirs, executors, and administrators. Any stock certificate issued under the Plan which is subject to restrictions shall be endorsed so as to refer to the restrictions on transfer imposed by the Plan and by applicable securities laws.


                                  ARTICLE X.
                            EFFECTIVE DATE OF PLAN

     The effective date of the Plan shall be April 28, 1993, the date of its original adoption by the Board of Directors of the Company.


                                  ARTICLE XI.
                            TERMINATION OF THE PLAN

     The Plan shall terminate April 27, 2003, which is ten years after the date of its approval by the Board of Directors, unless sooner terminated by issuance of all shares reserved for issuance hereunder. No option shall be granted under the Plan after such termination date.

                                 ARTICLE XII.
                             AMENDMENT OF THE PLAN

     The Board of Directors of the Company may at any time terminate the Plan, or make such modifications of the Plan as it shall deem advisable. No termination or amendment of the Plan may, without the consent of the optionees to whom any options shall theretofore have been granted, adversely affect the rights of such optionees under such options.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Article VII of the registrant's Bylaws requires indemnification of current or former directors of the registrant to the fullest extent prohibited by the Minnesota Business Corporation Act. The act permits or requires indemnification of directors and officers in certain circumstances. The effects of the Bylaws and the Minnesota Business Corporation Act (the "Indemnification Provisions") are summarized as follows:

     a. The Indemnification Provisions grant a right of indemnification in respect of any proceeding (other than an action by or in the right of the registrant), if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the registrant, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or plea of nolo contendere, or its equivalent, is not, of itself, determinative that the person did not meet the required standards of conduct.

     b. The Indemnification Provisions grant a right of indemnification in respect of any proceeding by or in the right of the registrant against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the registrant, except that no right of indemnification will be granted if the person is adjudged to be liable to the registrant.

     c. Every person who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of the person's status as a director or officer of a controversy described in (a) or
(b) above is entitled to indemnification as a matter of right.

     d. The registrant may advance to a director or officer the expenses incurred in defending any proceeding in advance of its final disposition if the director or officer affirms in writing in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

     MCT has purchased officers' and directors' liability insurance. The policy provides that the insurer will pay, on behalf of MCT, 100% of any amount MCT is required or permitted to pay to indemnify directors and certain officers due to a claim against such director of officer for errors, omissions, misstatements, misleading statements, negligence, or breach of duty while acting in their official capacities, or asserted against them solely by reason of their office, with certain exclusions. The insurer will pay a maximum of $3.0 million pursuant to this policy, and will only make payment to the extent such damages exceed $$50,000 or $150,000, depending upon the nature of the claims.

     The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


  EXHIBIT
    NO.                                      DESCRIPTION
----------   -------------------------------------------------------------------
2.1          Agreement and Plan of Merger, dated as of September 18, 1999, among
             Micro Component Technology, Inc., MCT Acquisition, Inc. and Aseco
             Corporation (included in the Joint Proxy Statement/Prospectus as
             Appendix A).

3A.          Bylaws of MCT.(9)

3B.          Articles of Incorporation of MCT.(9)

4.           Specimen Certificate of Common stock.(1)

5.1          Opinion of Best & Flanagan LLP. (previously filed)

8.1          Tax Opinion of Choate, Hall & Stewart. (filed herewith)

10A.         Agreements between MCT and Hambrecht & Quist Guaranty Finance.

10A.i.       Warrant Purchase Agreement dated July 22, 1992.(1)

10A.ii.      Second Common stock Warrant Purchase Agreement dated August 10,
             1993.(1)

10A.iii. First Amendment to Restated Financing Agreement dated August 24, 1994, with attached Amendment to Warrant Purchase Agreement and Warrants.(2)

10A.iv.      Warrant Amendment Agreement dated October 31, 1995.(5)

10B. Form of Non-Competition Agreement between MCT and certain senior executive officers.(1)

10C. Stock Purchase Agreement and Commission Agreement entered into between MCT and Cardine & Levy, dated September 25, 1995.(4)

10D.         Employment Agreement with Roger E. Gower dated March 28, 1995.(3)

10E.         Employment Agreement with Dennis L. Nelson dated May 30, 1996.(7)

10F.         Employee Stock Purchase Plan.(6)

10G. Stock Option Plan for Outside Directors as amended through April 29, 1999.(14)

10H.         Lease for MCT's corporate headquarters dated October 16, 1996.(8)

10I. Credit and Security Agreement, dated February 17, 1998 between Norwest Business Credit, Inc. and Micro Component Technology, Inc.
             (10)

10J. Credit and Security Agreement, dated February 17, 1998 between Norwest Bank Minnesota, N.A. and Micro Component Technology, Inc.(10)

 EXHIBIT
   NO.                                    DESCRIPTION
--------   ---------------------------------------------------------------------
10K. First Amendment to Credit and Security Agreement, dated October 22, 1998 between Norwest Business Credit, Inc. and Micro Component Technology, Inc.(11)

10L. First Amendment to Credit and Security Agreement, dated October 22, 1998 between Norwest Bank Minnesota, N.A. and Micro Component Technology, Inc.(11)

10M. Second Amendment to Credit and Security Agreement (Eximbank Guaranteed Loan), dated February 16, 1999 between Norwest Bank Minnesota N.A. and Micro Component Technology, Inc.(13)

10N. Second Amendment to Credit and Security Agreement, dated May 6, 1999 between Wells Fargo Business Credit, Inc. and Micro Component Technology, Inc.(13)

10Q.       Incentive Stock Option Plan as amended through April 29, 1999.(14)

21.        Revised Listing of Subsidiaries of MCT.(7)


23.1       Consent of Deloitte & Touche LLP. (filed herewith)

23.2       Consent of Ernst & Young LLP. (filed herewith)


23.3       Consent of Best & Flanagan LLP. (included in Exhibit 5.1)

23.4       Consent of Choate, Hall & Stewart. (included in Exhibit 8.1)

24.        Powers of Attorney. (previously filed)

27.        Financial Data Schedule.(14)

99.1 Consent of Alliant Partners. (included in Appendix B to the Joint Proxy Statement/Prospectus)

99.2 Consent of Adams, Harkness & Hill, Inc. (included in Appendix C to the Joint Proxy Statement/Prospectus)

99.3       Form of Proxy of Micro Component Technology, Inc. (filed herewith)

99.4       Form of Proxy of Aseco Corporation. (filed herewith)

------------------
(1) Incorporated by reference to the exhibits to the registration statement on Form S-1 filed by MCT on August 24, 1993, as amended, SEC File Number 33-67846.

(2) Incorporated by reference to the exhibits to the report on Form 10-K filed by MCT for the fiscal year ended June 25, 1994, file number 0-22384.

(3) Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended March 25, 1995, file number 0-22384.

(4) Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended September 30, 1995, file number 0-22384.

(5) Incorporated by reference to the exhibits to the Registration Statement on Form S-1 filed by MCT on November 2, 1995, as amended, SEC File Number 33-98940.

(6) Incorporated by reference to the exhibits to the Registration Statement on Form S-8 filed by MCT on October 31, 1994, as amended, SEC File Number 33-85766.

(7) Incorporated by reference to the exhibits to the report on Form 10-K filed by MCT for the fiscal year ended June 29, 1996, file number 0-22384.

(8) Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended September 28, 1996, file number 0-22384.

(9) Incorporated by reference to the exhibits to the post-effective amendment #1 to the Registration Statement on Form S-1 filed by MCT on November 18, 1996, file number 33-98940.

(10) Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended March 28, 1998, file number 0-22384.

(11) Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended September 26, 1998, file number 0-22384.

(12) Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended December 26, 1998, file number 0-22384.

(13) Incorporated by reference to the report on Form 10-Q filed by MCT for the quarter ended March 27, 1999, file number 0-22384.

(14) Incorporated by reference to the report on Form 10-K filed by MCT for the quarter ended March 27, 1999, file number 0-22384.


ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and MCT being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment number 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. Paul, Minnesota, on December 30, 1999.


                                 MICRO COMPONENT TECHNOLOGY, INC.

                                 By:    /S/ ROGER E. GOWER
                                   ----------------------------------------
                                   Roger E. Gower
                                   President and Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this amendment number 3 to registration statement has been signed below by the following persons on December 30, 1999 in the capacities indicated.




               SIGNATURE                                 TITLE
               ---------                                 -----

/s/ ROGER E. GOWER                    Chairman of the Board, Director, Chief
---------------------------------     Executive Officer President and Secretary
Roger E. Gower                        (Principal Executive Officer)

/s/ JEFFREY S. MATHIESEN              Vice President of Finance/Administration,
---------------------------------     Chief Financial Officer, Treasurer
Jeffrey S. Mathiesen                  (Principal Financial Officer and Principal
                                      Accounting Officer)

/s/ D. JAMES GUZY*                    Director
---------------------------------
D. James Guzy

/s/ DONALD J. KRAMER*                 Director
---------------------------------
Donald J. Kramer

/s/ DAVID M. SUGISHITA*               Director
---------------------------------
David M. Sugishita

/s/ PATRICK VERDERICO*                Director
---------------------------------
Patrick Verderico

/s/ DONALD R. VANLUVANEE*             Director
---------------------------------
Donald R. VanLuvanee

------------------
*By Roger E. Gower pursuant to power of attorney, previously filed. These individuals are all of the directors of Micro Component Technology, Inc.




       /S/ ROGER E. GOWER
-------------------------------------
    Roger E. Gower, President
    and Chief Executive Officer

                                 EXHIBIT INDEX



  EXHIBIT
    NO.                              DESCRIPTION
----------   -------------------------------------------------------------------
 8.1         Tax Opinion of Choate, Hall & Stewart.

99.1 Consent of Alliant Partners. (included in Appendix B to the Joint Proxy Statement/Prospectus)

99.2 Consent of Adams, Harkness & Hill, Inc. (included in Appendix C to the Joint Proxy Statement/Prospectus)


23.1         Consent of Deloitte & Touche LLP.

23.2         Consent of Ernst & Young LLP.